122

07022209

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Chugai Pharmaceutical

*CURRENT ADDRESS

**FORMER NAME PROCESSED

**NEW ADDRESS APR 0 5 2007

THOMSON FINANCIAL

FILE NO. 82- 34668 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
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OICF/BY: dw

DAT : 4/4/07

CHUGAI PHARMACEUTICAL CO., LTD. Creating Value for Life

CONSOLIDATED FINANCIAL STATEMENTS (Non-audited)

(for the fiscal year 2006.12 ended December 31, 2006)

February 7, 2007

Name of Company: Chugai Pharmaceutical Co., Ltd.
Address of the Head Office: 1-1, Nihonbashi-muromachi 2-Chome, Chuo-ku, Tokyo 104-8324, Japan
Stock Listings: Tokyo
Security Code No.: 4519
(URL http://www.chugai-pharm.co.jp/english)
Representative Mr. Osamu Nagayama, President and CEO, Chairman of the Board of the Directors
Contact: Mr. Toshiaki Itagaki, General Manager of Finance and Accounting Department
Phone: +81-(0)3-3281-6611
Date of Board Meeting for Settlement of Accounts: February 7, 2007
Parent Company Name: Roche Pharmholding B.V. (and other 2 companies)
Percentage of voting ownership held by the Parent Company: 50.6%
Application of US Accounting Standards: No

1. Consolidated Operating Results for the FY 2006.12 ended December 31, 2006

(1)Results of operations *Note: Amounts of less than one million yen are omitted.*

	Net Sales	% change	Operating Income	% change	Recurring Profit	% change
FY 2006.12 ended Dec. 2006	¥326,109million	(0.3)	¥58,347 million	(26.3)	¥60,922 million	(25.8)
FY 2005.12 ended Dec. 2005	¥327,155million	11.0	¥79,168 million	53.7	¥82,091 million	57.9

	Net Income (million)	% change	Net Income per Share (Basic)	Net Income per Share (Fully Diluted)	Net Income/ Shareholders' Equity	Recurring Profit/Total Assets	Recurring Profit/ Net Sales
FY 2006.12 ended Dec. 2006	¥38,417	(28.4)	¥69.35	¥69.26	10.1%	13.3%	18.7%
FY 2005.12 ended Dec. 2005	¥53,632	57.2	¥97.00	¥96.33	15.6%	18.9%	25.1%

Note 1. Equity in earnings of unconsolidated subsidiaries and affiliates: none for the fiscal year ended December 31, 2006, none for the fiscal year ended December 31, 2005, respectively.
2. Average number of outstanding shares (consolidated)553,956,384 shares for the fiscal year ended December 31, 2006 and 550,619,420 shares for the fiscal year ended December 31, 2005, respectively.
3. Change in method of accounting: None
4. % change for net sales, operating income, recurring profit and net income is presented in comparison with the previous fiscal year.

(2)Financial conditions

	Total Assets	Net Assets	Equity Ratio	Net Assets per Share
FY 2006.12 ended Dec. 2006	¥462,124 million	¥391,604 million	84.3%	¥703.08
FY 2005.12 ended Dec. 2005	¥456,442 million	¥368,306 million	80.7%	¥665.29

Note: Number of outstanding shares at the end of the fiscal year (consolidated):554,129,940 shares as of December 31, 2006 and 553,269,240 shares as of December 31, 2005, respectively.

(3)Results of cash flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Balance of Cash and Cash Equivalents
FY 2006.12 ended Dec. 2006	¥40,538million	¥(29,370) million	¥(18,796) million	¥68,332 million
FY 2005.12 ended Dec. 2005	¥64,663million	¥(35,459) million	¥(12,556) million	¥74,380 million

(4)Scope of consolidation and application of equity method:

Number of consolidated subsidiaries:	15
Number of non-consolidated subsidiaries accounted for by the equity method:	None
Number of affiliates accounted for by the equity method:	None

(5)Changes in scope of consolidation and application of equity method:

Number of companies newly consolidated:	None
Number of companies excluded from consolidation:	None
Number of companies newly accounted for by the equity method:	None
Number of companies excluded from the equity method:	None

2. Forecast for the Year ending December 31, 2007 (January 1, 2007 - December 31, 2007)

	Net Sales	Operating Income	Recurring Profit	Net Income
First half ending June 30, 2007	¥154,500 million	¥21,000 million	¥21,000 million	¥12,000 million
FY 2007 ending Dec. 31, 2007	¥332,000 million	¥52,500 million	¥52,500 million	¥31,000 million

Reference: Projected net income per share for the year ending December 31, 2007 is ¥ 55.94, based on the number of outstanding shares as of December 31, 2006.

The Company bases its forecasts on assumptions that are believed to be reasonable under information available at the time of the forecasts. Actual results may differ from these forecasts due to potential risks and uncertainties.

For the issues related with the above forecasts, please refer to page Consolidated-8.

Outline of Chugai Group



PHARMACEUTICAL SEGMENT
(As of December 31, 2006)
<Domestic>
<Overseas>
CHUGAI PHARMACEUTICAL CO., LTD.
<R&D>
*Chugai Research Institute for Medical Science Inc.
(Research and development of pharmaceuticals)
*Chugai Clinical Research Center Co., Ltd.
(Clinical development of pharmaceuticals)
Contract research
<Production>
Chugai Pharma Manufacturing Co., Ltd.
(Contract production of pharmaceuticals)
Contract production
<Others>
*Chugai Business Support Co., Ltd.
(Administrative support service)
*Chugai Distribution Co., Ltd.
(Storage and transportation)
*Medical Culture Inc.
(Literature documentation)
##Eikou Kasei Co., Ltd.
(Discontinued after business transfer)
Other contract operation
Raw materials
Collaborative research
<R&D, Production, Sales>
-F. Hoffmann-La Roche Ltd.
(Research and development, production and sales of pharmaceuticals)
Contract research
<R&D>
*Chugai Pharma U.S.A., LLC
(Clinical development and submission of applications for new drugs in the US)
*Chugai Pharma Europe Ltd.
(Clinical development and submission of applications for new drugs in Europe)
#C&C Research Laboratories
(Research and development in Korea)
Products
<Sales>
*Chugai Pharma Marketing Ltd.
(Sales administration/Sales of pharmaceuticals in Europe)
*Chugai Pharma U.K. Ltd.
(Sales of pharmaceuticals in the UK)
*Chugai Pharma France S.A.S.
(Sales of pharmaceuticals in France)
*CHUGAI sanofi-aventis S.N.C.
(Import and sales of pharmaceuticals, clinical development and submission of applications for new drugs in Europe)
*Chugai Pharma Taiwan Ltd.
(Sales of pharmaceuticals in Taiwan)
Other contract operation
<Others>
*Chugai U.S.A., Inc.
(Holding company/Business administration in the US)
*Chugai Pharma (Shanghai) Consulting Co., Ltd.
(Provision of medical information on drugs in China)
##Shanghai Chugai Pharma Co., Ltd.
(Applied for liquidation)
* Consolidated subsidiaries
Subsidiaries not consolidated nor accounted for by the equity method
Affiliated companies not accounted for by the equity method
- Subsidiaries of the parent companies

- There is no company listed on a stock exchange.
- Chugai Techno Business Co., Ltd. changed its trade name to "Chugai Pharma Manufacturing Co., Ltd." as of April 1, 2006.
- Chugai Pharma Manufacturing Co., Ltd. has taken over Chugai's manufacturing since May 1, 2006.

Management Principles and Goals

1. Basic Management Principles

In line with its strategic alliance with the world-leading pharmaceutical company F. Hoffmann-La Roche (Headquarters: Switzerland) (Roche), Chugai Pharmaceutical has established "dedicating itself to adding exceptional value through the creation of innovative medical products and services for the benefit of the medical community and human health around the world" as its mission and "becoming a top Japanese pharmaceutical company by providing a continuous flow of innovative new drugs domestically and internationally" as its fundamental management objective.

As we work to achieve these goals, we will carry out our business activities in line with our core values of "putting patients and customers first" and "committing to the highest ethical and moral standards as befits a company involved in the healthcare industry."

We firmly believe that putting these Basic Management Principles into practice is key to boosting the corporate value of the Chugai Group as well as the best way to meet the expectations of customers, shareholders, and all other stakeholders, and will redouble efforts to realize them.

2. Basic Profit Distribution Principles

With regard to income distribution, we aim to expand the return of profit for all shareholders. Taking due account of short-term fluctuation in earnings by the effect of flu epidemic as well as medium-to-long-term strategic investment funding needs and earnings prospects, while continuing to base dividend payments on consolidated results for each period, we aim to ensure a consolidated dividend payout ratio of 30% or more on average.

In addition, internal reserves will be used to fund R&D activities in Japan and around the world as well as for making capital investments related to new products to further enhance corporate value.

3. Medium-Term Strategy

As a pure-play prescription pharmaceuticals company, we will focus on reinforcing our unique foundation in R&D that is driven by the most advanced technologies while working with our strategic partner Roche to enhance our clinical development pipeline and product lineup with the aim of establishing Chugai as a leader in Japan.

Chugai's new Medium-Term Business Plan for fiscal year 2005 through fiscal year 2010, "Sunrise 2010", aims to enhance and expand the Company's competitive advantage by leveraging its strengths and close collaborative relationship with Roche as well as to further expand business through the development and marketing of innovative drugs in Japan and overseas. We are currently working toward the achievement of our Medium-Term Business Plan target of net sales of ¥450 billion, with operating profit of ¥100 billion on the consolidated statements of income (for the fiscal year ending December 31, 2010).

4. Future Tasks

Under its Medium-Term Business Plan, "Sunrise 2010", Chugai aims to dramatically bolster the competitiveness of its research, development, manufacturing, marketing and sales operations as well as to achieve a high rate of growth. The plan identifies the continuous development and acquisition of innovative new drugs, the maximization of product value, and overseas expansion as key tasks.

(1) The Continuous Development of Innovative New Drugs

While working to develop antibody and other innovative new drugs, Chugai has endeavored to raise the level of its technological skills, enhance its pipeline, and boost the efficiency of its R&D operations through research collaboration that makes the most of its alliance with Roche.

Going forward, we will work to bring our technological skills to an even higher level, strengthen our network of relationships with academic ventures and leading corporations, and reinforce our research foundation to foster the ongoing development of innovative new drugs. In addition, we will proactively introduce promising development candidates from Roche to further enhance our development pipeline.

(2) The Maximization of Product Value

Under its alliance with Roche, Chugai has achieved substantial growth in the domestic market. Going forward, Chugai is aiming to maximize product value and further increase its presence in such priority treatment fields as oncology, renal disease, and bone and joint diseases through the further strengthening of strategic marketing efforts and an integrated approach to meeting the needs of the medical community, from the early stages of research and development through post-launch of products.

In the fiscal year ending December 31, 2007, a period during which we expect to launch several new products and indication expansions, we are planning to make strategic investments and intensify our efforts to achieve growth through steady market penetration.

(3) Overseas Expansion

Overseas development will be a vital task as we work to accelerate our growth going forward. In Europe and the United States, we will work with Roche to rapidly launch and promote the market penetration of MRA, a humanized anti-human IL-6 receptor monoclonal antibody that has reached the final stage of clinical development, and aim to achieve growth in overseas markets by developing and launching other innovative new drugs thereafter.

3. Relationship with the Parent Companies and Related Parties

(1)Business Name of the Parent Companies, etc.

Parent company, etc.	Attribute	Ratio of ownership voting rights (%)	Stock exchange where shares issued by parent company are listed
Roche Holding Ltd.	Parent company	50.6 (50.6)	Swiss Exchange NASDAQ (ADR)
Roche Finance Ltd.	Parent company	50.6 (50.6)	
Roche Pharmholding B.V.	Parent company	50.6	

In the parenthesis of "Ratio of ownership voting rights" are shown ratio of indirect ownership, which is a breakdown.

(2)Business Name of the Most Influential Parent Company and the Reason of Influence

Business name	Roche Holding Ltd.
Reasons	The two companies, Roche Finance Ltd. and Roche Pharmholding B.V., are virtually holding companies. All decision-makings as Roche Group are done by Roche Holding Ltd.

(3)Position of the Listed Company in the Company Group at the Parent Companies, and Other Relations with the Parent Companies

Based on the strategic alliance between Chugai and Roche, on October 1, 2002, Roche obtained 50.1% of Chugai's shares through a wholly owned subsidiary, Roche Pharmholding B.V. (Roche Pharmholding) (head office: the Netherlands).

Under the agreement to the alliance, Chugai has exclusive rights to market Roche's pharmaceuticals in Japan, and has first refusal rights regarding the development and marketing in Japan of all development candidates advanced by the Roche Group.

In cases when Chugai decides that it requires a partner for the overseas development and/or marketing activities, Roche will have the right of first refusal regarding the development and marketing of Chugai's development candidates in markets outside Japan (excluding South Korea). The alliance aims to create a new business model that differs from ordinary acquisitions and mergers.

Although Roche Pharmholding includes Chugai in its consolidated financial statements, Chugai functions as an independent, listed company, and makes all of its own management decisions based on the principles of self-governance. In addition, transactions with the Roche Group are conducted in a fair manner at third-party transaction prices.

As of December 31, 2006, 4 of the 13 directors were members of the Executive Committee of the Roche Group. Chugai, with an eye to enhancing management independence, maintains its management independence as fewer than half of its directors are members of this committee. Furthermore, the Company has in place three outside directors who do not belong to the Roche Group.

(4)Reason of Exemption from Timely Disclosure of Company Information on the Parent Companies that Are Not Listed

The Parent companies are the issuer of the shares that are listed in foreign stock exchanges.

(5)Transactions with the Related Parties (from January 1 through December 31, 2006 of the Consolidated Fiscal Year 2006)

These are expressed at the notes of the consolidated financial statements, "Transaction with the Related Parties".


Roche Holding Ltd.
100%
F. Hoffmann-La Roche Ltd.
100%
Roche Finance Ltd.
100%
Roche Pharmholding B.V.
50.6%(Percentage of voting ownership)
CHUGAI PHARMACEUTICAL CO., LTD.

Financial Review and Financial Position

1. Business Overview

(1) Overview of Fiscal Year 2006.12 ended December 31, 2006

a) Sales Results

During the period under review, the environment surrounding the pharmaceuticals industry remained extremely challenging while Government medical cost reduction policies remained in place.

In this business climate, Chugai sought to increase its importance as a member of the Roche Group and endeavored to expedite product development, promote products in domestic and overseas markets, and implement marketing campaigns based on sound ethical and scientific principles that promote appropriate drugs use as well as customer confidence.

As a result, consolidated net sales for the year amounted to ¥326,109 million, down 0.3% from the previous fiscal year. Net sales were lower than in the previous fiscal year due to NHI reimbursement price revisions and a decline in sales of the mainstay product Epogin, recombinant human erythropoietin, which was due to the introduction of flat-sum reimbursement for dialysis treatment. On the other hand, sales of anti-influenza agent Tamiflu rose due to such factors that included increased stockpiling by governmental organizations. The anti-tumor agent Herceptin, an anti-HER2 humanized monoclonal antibody, and the osteoporosis treatment Evista also exhibited stellar performances, with sales outperforming those of the previous fiscal year.

In June, it was discovered that shipments of Epogin and G-CSF Neutrogin, a recombinant human granulocyte-colony stimulating factor (G-CSF), contained ingredients derived from U.S. cattle despite a requirement to switch to ingredients from cattle raised in other countries following an outbreak of BSE in the United States. Chugai immediately suspended shipments of this product and voluntarily implemented a product recall. In connection with this incident, the regulatory authorities inspected Chugai's facilities, and the Company submitted a report on improvements made to prevent such incidents reoccurring. Chugai would like to apologize unreservedly for this incident and to reaffirm its Companywide commitment to strengthening its product quality assurance systems.

Overseas sales, including exports, totaled ¥28,367 million, up 20.9% from the previous fiscal year due to such factors that included growth of Neutrogin sales in European markets. Overseas sales accounted for 8.7% of the Company's total sales.

b) Financial Results

In contrast to net sales, which were almost the same as in the previous fiscal year, operating income was ¥58,347 million, declining 26.3% from the previous fiscal year, and recurring profit was ¥60,922 million, down 25.8%, primarily reflecting an increase in the cost of sales and higher R&D costs stemming from proactive R&D initiatives. The Company recorded extraordinary gains of ¥2,230 million on the sale of investment securities, ¥813 million on settlements due to office realignments, and ¥550 million from licensing agreements. The Company also recorded extraordinary losses of ¥1,207 million on office realignment costs, ¥245 million on sales of fixed assets, and ¥106 million on impairment losses. As a result of the above, net income totaled ¥38,417 million, down 28.4% from the previous fiscal year.

Principal non-consolidated and consolidated performance figures and the ratios between those figures are as follows.

(Billions of Yen)

	Non-Consolidated (A)	Consolidated (B)	B/A
Net Sales	310.5	326.1	1.05
Operating Income	49.5	58.3	1.18
Recurring Profit	53.6	60.9	1.14
Net Income	34.9	38.4	1.10

The Company plans to pay year-end dividends of ¥18 per share.

c) R&D Activities

In Japan and abroad, Chugai is actively engaged in prescription pharmaceutical R&D activities.

Specifically, the Company is working to develop innovative products with global applications, focusing on the oncology, renal disease, and bone and joint disease domains. In Japan, Chugai's research bases in Fuji Gotemba and Kamakura are collaborating to develop new pharmaceuticals and its research facilities in Ukima are conducting industrialization research. Overseas, Chugai Pharma USA, LLC., and Chugai Pharma Europe Ltd., are engaged in clinical development activities in the United States and Europe, respectively.

In the period under review, R&D costs totaled ¥54,609 million.

(2) Forecast for Next Fiscal Year

a) Forecast Assumptions

In preparing this performance outlook, we have assumed exchange rates of ¥109/USD, ¥141/EUR, ¥205/GBP, and ¥91/CHF. Note that projected sales for the anti-influenza agent Tamiflu vary widely depending on influenza trends. Projections assume small-scale flu outbreaks in the 2006/2007 season and intermediate scale outbreaks in the 2007/2008 season. These definitions are based on the average extent of outbreaks over the previous 10 years.

b) Earnings Forecast

Sales of our mainstay product recombinant human erythropoietin Epogin are expected to decline slightly due in part to the influence throughout the year of the introduction of the flat-sum reimbursement system for dialysis treatment. Sales of recombinant human G-CSF Neutrogin are expected to increase in Japan, but yen-denominated overseas sales calculated according to the above foreign exchange assumptions are expected to decline.

However, as we forecast the further market penetration of the anti-tumor agent Herceptin, a humanized anti-HER2 monoclonal antibody, and of the osteoporosis treatment Evista, we are also scheduled to launch new products, and we forecast consolidated sales of ¥332.0 billion. Note that as a result of the classification change, sales projections for 2007 and onward include such revenue as fees for licensing agreements.

Over the next fiscal year, it will be difficult for the Company to improve its return on sales. This is because of factors that include a continued decline in the proportion of in-house products and continued sales of Tamiflu for governmental stockpiling. Further, the Company expects to record an increase in selling, general and administrative expenses because of business investments and safety control system improvements for new product launches in addition to active investment in development. As a result of these factors, we forecast consolidated operating income of ¥52.5 billion, consolidated recurring profit also of ¥52.5 billion, and consolidated net income of ¥31.0 billion.

Note: The above earnings outlook is based on information available at the time of its preparation and constitutes predictions considered reasonable by the Company. As such, this outlook contains potential risks and uncertainties and actual results may differ from the forecast stated herein.

2. Financial Position

(1) Overview of Fiscal Year 2006.12 ended December 31, 2006

At the end of the consolidated fiscal year under review, total assets stood at ¥462,124 million, ¥5,682 million higher than at the end of the previous fiscal year. The increase occurred because although the balance of accounts receivable declined, the value of securities and inventory assets increased. Total liabilities stood at ¥70,520 million, ¥15,923 million lower than at the end of the previous fiscal year. The decrease occurred because although the balance of outstanding payable increased, outstanding corporate taxes and payables decreased. Working capital (current assets less current liabilities) came to ¥272,393 million, and the current ratio was 517.3%, reflecting the Company's sound financial position.

Net assets were ¥391,604 million, and the equity ratio was 84.3%, compared with 80.7% at the end of the previous fiscal year.

(2) Cash Flows

Cash and cash equivalents at the end of the year under review amounted to ¥68,332 million, down ¥6,047 million from the previous year.

Net cash provided by operating activities amounted to ¥40,538 million in comparison with ¥64,663 million provided during the previous fiscal year. This was because although accounts receivable declined, inventory and corporate tax payments increased.

Net cash used in investing activities amounted to ¥29,370 million, in comparison with the ¥35,459 million used during the previous fiscal year. This was due to an increase in expenditure for the acquisition of fixed assets.

Net cash used in financing activities amounted to ¥18,796 million, in comparison with the ¥12,556 million used during the previous fiscal year. This was principally due to an increase in dividend payments.

(3) Financial Indices

	FY2003 ended March 31, 2003	FY2003 ended December 31, 2003	FY2004 ended December 31, 2004	FY2005 ended December 31, 2005	FY2006 ended December 31, 2006
Equity ratio (%)	65.2%	73.2%	78.0%	80.7%	84.3%
Market value equity ratio (%)	155.2%	207.8%	226.3%	306.7%	294.4%
Redemption of debt (years)	0.4	0.5	0.1	0.0	0.0
Interest coverage ratio	78.7	79.4	169.3	284.8	283.0

Market value equity ratio: total market capitalization/total assets

Interest-bearing debt to cash flows from operating activities (Year-end): interest-bearing debt/operating cash flow (prior to interest and income tax deductions)

Interest coverage ratio: operating cash flow (prior to interest and income tax deductions)/interest payments

* All of the figures in the aforementioned indices were calculated on a consolidated basis.

* Total market capitalization was calculated by multiplying the closing stock price at the end of the term by the total number of outstanding shares at the end of the term (excluding treasury stock).

* Cash flows from operating activities (prior to interest and income tax deductions) in the consolidated statements of cash flow were treated as an operating cash flow (prior to payment of interest and income tax deductions) in the calculations above.

* Interest-bearing debt refers to all debt posted in the consolidated balance sheet upon which interest is paid.

* The amount of paid interest column in the consolidated cash flow statement was treated as an interest payment in the calculations above.

* Due to a change in the accounting period, the fiscal year ended December 31, 2003 lasted for only nine months. Therefore, debt redemption periods for that period were calculated according to the following formula: Interest-bearing debt / (operating cash flow (prior to interest in corporate tax deductions) x 12/9).

3. Business Risk

Chugai's corporate performance is subject to major impact from a range of possible future events. Below, we list what we consider the principal sources of risk to the development of our business. We recognize the possibility of these risk events actually occurring, and have prepared policies to forestall such risks and take appropriate measures when they do occur.

The future risks identified in this section are based on assessments made by the Company as of the end of the consolidated fiscal year under review.

(1) New Product Development

Chugai aggressively pursues research and development in Japan and abroad, with the goal of becoming one of Japan's top pharmaceutical manufacturers, capable of continuously delivering innovative new drugs.

Although Chugai has a solid development pipeline centering on the treatment fields of oncology, bone and joint diseases, and renal diseases, there is no guarantee that R&D will proceed smoothly through to market launch for all products in the pipeline. In some cases, Chugai may have to abandon product development without achieving a finished product. When this occurs, there may be a major impact on our business performance and financial position, depending on the abandoned product.

(2) Side Effects

Medical products are approved in Japan by the Ministry of Health, Labour and Welfare after stringent screening. However, advances in science and technology and years of careful post-marketing monitoring of pharmaceutical product use mean that side effects are discovered in a good number of drugs. In cases where unexpected side effects occur after marketing, there is a risk of significant impact on our business performance and financial position.

(3) Reform of Japan's Medical System

Japan's medical insurance system is being reformed against a backdrop of rapid demographic change, with a falling birth rate and increasing numbers of aged citizens.

As part of this process, measures are being taken to curb medical expenses. Revisions have been made to the system of reimbursement of medical fees, and debate is continuing in such areas as drug price reform. The Company's business performance could be significantly affected by future developments in medical system reform, including drug price reform.

(4) Intellectual Property (IP) Rights

The Company recognizes that it applies intellectual property rights in pursuing its R&D and other business activities, and takes care to distinguish its own proprietary intellectual property rights and licensing arrangements recognized under law. However, the possibility remains of our infringing on third-party intellectual property rights without being aware of the fact. Major disputes over intellectual property rights relating to our business could have major impact on our business performance.

In April 2004, we were sued by Ajinomoto Co., Inc., in the Tokyo District Court over alleged patent infringement relating to the manufacturing processes used for some of our products. However, in March 2006, we won this lawsuit when the court handed down a decision to dismiss the charges brought by Ajinomoto. In response, Ajinomoto then appealed to the Intellectual Property High Court in April 2006. Both companies had finished putting their case to the court by December 2006. The Company denies patent infringement in this case and defended its position throughout the legal proceedings. However, a verdict in any way unfavorable could have an impact on our business performance and financial position.

(5) Inventory from Roche

Our alliance with Roche makes us Roche's only pharmaceutical partner in the Japanese market; therefore we buy inventory raw materials and other items from them. This inventory includes items that Roche may not be able to secure in sufficient quantities when they are in short supply for production in the event of a sudden outbreak of a new type of influenza or some other case. Should Chugai suffer such an inventory shortage, it could have a major impact on the Company's operating results and financial position.

(6) Foreign Exchange-rate Fluctuations

The Company's business activities include exports and imports transactions denominated in foreign currencies. The Company protects itself against exchange-rate and similar risk through hedging contracts, but it is impossible to completely eliminate such risk, and there is a possibility, albeit minor, of adverse effects on the Company's business results and financial position from such risk.

Summary of Orders, Production and Sales

1. Mainstay Products by Product Applications

Product Application	Mainstay Products
Central Nervous System	Amoban, Rohypnol, Laughing gas
Cardiovascular, Respiratory	Sigmart, Renagel, Rythmodan, Bezalip, Preran, Lanirapid, Digosin
Gastrointestinal	Kytril, Ulcerlmin
Hormone, Vitamin, Tonic	Alfarol, Oxarol, Rocaltrol, Tigason
Hematologic Agents	Epogin, Neutrogin
Metabolic	Suvenyl, Evista, Euglucon, Cellcept
Anticancer, Chemotherapeutic	Tamiflu, Rituxan, Herceptin, Furtulon, Xeloda, Picibanil, Femara
Antibiotic	Rocephin, Cefotax
Other	Pegasys, Benambax, Actemra

2. Production

(1)Production Volume by Product Application

The Company and its group have been comprised of a single business segment of "Pharmaceutical business" for the fiscal year under review. Product volume by product application is as follows:

(Millions of Yen)

Product Application	FY 2006.12 (Jan. 1, 2006 - Dec. 31, 2006)	Change (Compared to FY 2005.12)
Central Nervous System	8,860	(2.8) %
Cardiovascular, Respiratory	31,920	(12.9)
Gastrointestinal	19,379	12.6
Hormone, Vitamin, Tonic	32,170	6.5
Hematologic Agents	94,644	(6.8)
Metabolic	17,657	1.8
Anticancer, Chemotherapeutic	83,894	72.0
Antibiotic	6,727	(2.4)
Other	10,917	(6.5)
Total	306,173	9.6

Note: Amounts are computed based on expected sales price net of consumption taxes.

(2)Purchase Volume by Product Application

The Company and its group have been comprised of a single business segment of "Pharmaceutical business" for the fiscal year under review. Purchase volume by product application is as follows:

(Millions of Yen)

Product Application	FY 2006.12 (Jan. 1, 2006 - Dec. 31, 2006)	Change (Compared to FY 2005.12)
Central Nervous System	3,196	(2.3) %
Cardiovascular, Respiratory	5,284	(1.7)
Gastrointestinal	387	(38.3)
Hormone, Vitamin, Tonic	751	(3.0)
Metabolic	11,178	26.8
Anticancer, Chemotherapeutic	14,726	14.7
Other	172	(24.7)
Total	35,697	11.8

Note: Amounts are reported based on purchase price net of consumption taxes.

3.Orders

All of the Chugai Group's productions are based on sales forecast, not on orders.

4. Sales by Product Application

The Company and its group have been comprised of a single business segment of "Pharmaceutical business" for the fiscal year under review. Sales volume by product application is as follows:

(Millions of Yen)

Product Application	FY 2006.12 (Jan. 1, 2006 - Dec. 31, 2006)	Change (Compared to FY 2005.12)
Central Nervous System	13,152	(3.4) %
Cardiovascular, Respiratory	37,908	(4.1)
Gastrointestinal	16,834	1.0
Hormone, Vitamin, Tonic	30,507	(4.2)
Hematologic Agents	99,557	(4.3)
Metabolic	32,491	17.1
Anticancer, Chemotherapeutic	81,233	4.8
Antibiotic	6,005	0.2
Other	8,417	(17.4)
Total	326,109	(0.3)

Note: Amounts are reported net of consumption taxes.

Consolidated Balance Sheets

(Millions of Yen)

Accounts	As of December 31, 2005			As of December 31, 2006			Change
Assets			%			%	
I Current assets:							
Cash and deposits		74,380			68,332		
Trade notes and accounts receivable		118,873			105,897		
Marketable securities		68,645			81,894		
Inventories		47,440			61,531		
Deferred tax assets		12,793			13,155		
Other		6,652			7,052		
Reserve for doubtful accounts		(347)			(203)		
Total current assets		328,439	72.0		337,661	73.1	9,222
II Fixed assets:							
1.Tangible fixed assets:							
Buildings and structures	97,257			98,113			
Accumulated depreciation	57,110	40,147		59,217	38,896		
Machinery and vehicles	59,597			60,085			
Accumulated depreciation	43,925	15,672		46,139	13,945		
Furniture and fixtures	32,643			32,757			
Accumulated depreciation	26,459	6,183		26,441	6,315		
Land		9,941			9,927		
Construction in progress		7,514			16,065		
Total tangible fixed assets		79,459			85,150		
2.Intangible fixed assets:							
Software		4,008			3,468		
Other		2,127			1,663		
Total intangible fixed assets		6,136			5,131		
3.Investments and other assets:							
Investment securities (*1)		18,482			15,149		
Long-term loans		100			88		
Deferred tax assets		11,499			10,137		
Other		12,629			9,081		
Reserve for doubtful accounts		(304)			(277)		
Total investments and other assets		42,407			34,180		
Total fixed assets		128,003	28.0		124,462	26.9	(3,540)
Total assets		456,442	100.0		462,124	100.0	5,682

(Millions of Yen)

Accounts	As of December 31, 2005			As of December 31, 2006			Change
Liabilities			%			%	
I Current liabilities:							
Trade notes and accounts payable		20,989			28,134		
Accrued liabilities		13,467			7,375		
Accrued income taxes		18,820			6,404		
Deferred tax liabilities		4			2		
Accrued consumption taxes		1,888			184		
Accrued expenses		13,496			13,863		
Reserve for bonuses to employees		4,524			3,121		
Reserve for bonuses to directors		—			185		
Reserve for sales returns		43			55		
Reserve for sales rebates		1,884			2,919		
Other		3,347			3,021		
Total current liabilities		78,468	17.2		65,268	14.1	(13,200)
II Fixed liabilities:							
Bonds with warrant		901			300		
Convertible bonds		447			151		
Deferred tax liabilities		2			2		
Reserve for employees' retirement benefits		6,103			4,151		
Reserve for officers' retirement benefits		480			553		
Other		38			92		
Total fixed liabilities		7,975	1.7		5,252	1.2	(2,723)
Total liabilities		86,443	18.9		70,520	15.3	(15,923)
Minority interests							
Minority interests		1,692	0.4		—	—	—
Shareholders' equity							
I Common stock (*3)		72,443	15.9		—	—	—
II Additional paid-in capital		92,296	20.2		—	—	—
III Retained earnings		206,834	45.3		—	—	—
IV Net unrealized gain on securities		3,781	0.8		—	—	—
V Foreign currency translation adjustments		561	0.1		—	—	—
VI Treasury stock, at cost (*4)		(7,611)	(1.6)		—	—	—
Total shareholders' equity		368,306	80.7		—	—	—
Total liabilities, minority interests and shareholders' equity		456,442	100.0		—	—	—

(Millions of Yen)

Accounts	As of December 31, 2005			As of December 31, 2006			Change
Net assets			%			%	
I Shareholders' equity:							
1. Common stock		—	—		72,893	15.8	—
2. Additional paid-in capital		—	—		92,747	20.0	—
3. Retained earnings		—	—		226,209	49.0	—
4. Treasury stock, at cost		—	—		(7,590)	(1.6)	—
Total shareholders' equity		—	—		384,258	83.2	—
II Valuation and translation adjustments:							
1. Net unrealized gain on securities		—	—		3,236	0.7	—
2. Foreign currency translation adjustments		—	—		2,103	0.4	—
Total valuation and translation adjustments		—	—		5,339	1.1	—
III Minority interests		—	—		2,006	0.4	—
Total net assets		—	—		391,604	84.7	—
Total liabilities and net assets		—	—		462,124	100.0	—

Consolidated Statements of Income

(Millions of Yen)

Accounts	FY 2005.12 (Jan. 1, 2005 - Dec. 31, 2005)			FY 2006.12 (Jan. 1, 2006 - Dec. 31, 2006)			Change
			%			%	
I Net sales		327,155	100.0		326,109	100.0	(1,045)
II Cost of sales: (*2)		119,447	36.5		133,074	40.8	13,626
Gross profit		207,707	63.5		193,035	59.2	(14,672)
Reserve for sales returns		(23)	(0.0)		11	0.0	35
Net gross profit		207,731	63.5		193,023	59.2	(14,708)
III Selling, general and administrative expenses (*1, 2)		128,562	39.3		134,676	41.3	6,113
Operating income		79,168	24.2		58,347	17.9	(20,821)
IV Non-operating income:							
Interest income	547			760			
Dividend income	94			1,221			
Life insurance dividends received	404			352			
Patent royalties	1,298			1,345			
Gain on foreign exchange	24			—			
Gain on derivatives	946			476			
Other	2,126	5,442	1.7	2,118	6,274	1.9	831
V Non-operating expenses:							
Interest expense	326			268			
Loss on disposal of fixed assets	327			509			
Reserve for doubtful accounts	35			12			
Loss on inventories	779			361			
Loss on foreign exchanges	—			1,452			
Other	1,050	2,519	0.8	1,094	3,698	1.1	1,179
Recurring profit		82,091	25.1		60,922	18.7	(21,169)
VI Extraordinary gain:							
Gain on the return of substituted portion of welfare pension plan (*3)	10,717			—			
Fee of licensing agreement (*4)	1,667			550			
Profit from sale of fixed assets (*5)	723			—			
Gain on sales of marketable securities	—			2,230			
Gains on settlement due to office realignments (*6)	—	13,108	4.0	813	3,594	1.1	(9,514)
VII Extraordinary loss:							
Office closing costs (*7)	6,826			—			
Impairment loss(*8)	2,194			106			
Loss on office realignment costs (*9)	—			1,207			
Loss on sales of fixed assets (*10)	—	9,021	2.8	245	1,560	0.5	(7,460)
Income before income taxes and minority interests		86,178	26.3		62,956	19.3	(23,222)
Income taxes:							
Current	29,778			21,513			
Deferred	1,436	31,214	9.5	1,360	22,874	7.0	(8,340)
Minority interests		1,331	0.4		1,664	0.5	332
Net income		53,632	16.4		38,417	11.8	(15,214)

Consolidated Statements of Retained Earnings

(Millions of Yen)

Accounts	FY 2005.12 (Jan. 1, 2005 - Dec. 31, 2005)	
(Additional paid-in capital)		
I Additional paid-in capital at beginning of year		90,387
II Increase in Additional paid-in capital		
Conversion of convertible bonds	705	
New stocks by exercise of warrant	1,200	
Gain on disposal of treasury stock	1	1,908
III Additional paid-in capital at end of year		92,296
(Retained earnings)		
I Retained earnings at beginning of year		164,854
II Increase in retained earnings		
Net income	53,632	53,632
III Decrease in retained earnings		
Dividends paid	11,558	
Bonuses to directors	94	11,652
IV Retained earnings at end of year		206,834

Consolidated Statements of Changes in Net Assets

FY 2006.12 (Jan. 1, 2006 - Dec. 31, 2006) (Millions of Yen)

	Shareholders' equity				
	Common stock	Additional paid-in capital	Retained earnings	Treasury stock, at cost	Total shareholders' equity
Balance as of December 31, 2005	72,443	92,296	206,834	(7,611)	363,962
Changes:					
New stocks issuance	449	447			897
Dividends paid			(18,821)		(18,821)
Bonuses to directors			(222)		(222)
Net income			38,417		38,417
Purchase of treasury stocks				(29)	(29)
Deposition of treasury stocks		3		50	53
Net changes except for shareholders' equity					
Net changes	449	451	19,374	21	20,295
Balance as of December 31, 2006	72,893	92,747	226,209	(7,590)	384,258

(Millions of Yen)

	Valuation and translation adjustments			Minority interests	Total net assets
	Net unrealized gain on securities	Foreign currency translation adjustments	Total valuation and translation adjustments		
Balance as of December 31, 2005	3,781	561	4,343	1,692	369,998
Changes:					
New stocks issuance					897
Dividends paid					(18,821)
Bonuses to directors					(222)
Net income					38,417
Purchase of treasury stocks					(29)
Deposition of treasury stocks					53
Net changes except for shareholders' equity	(545)	1,541	996	313	1,309
Net changes	(545)	1,541	996	313	21,605
Balance as of December 31, 2006	3,236	2,103	5,339	2,006	391,604

Consolidated Statements of Cash Flows

(Millions of Yen)

Accounts	FY 2005.12 (Jan. 1, 2005 - Dec. 31, 2005)	FY 2006.12 (Jan. 1, 2006 - Dec. 31, 2006)
I Cash flows from operating activities		
Income before income taxes and minority interests	86,178	62,956
Depreciation and amortization	16,980	13,814
Impairment loss	2,194	106
(Decrease) in reserve for employees' retirement benefits	(14,082)	(1,952)
Interest and dividend income	(642)	(1,981)
Interest expense	326	268
Loss on disposal of fixed assets	327	509
Loss (profit) from sales of fixed assets	(802)	47
Loss (gain) on sales and revaluation of investment securities	206	(2,230)
Decrease (increase) in notes and accounts receivable	(14,135)	13,289
(Increase) decrease in inventories	10,526	(13,838)
Increase in notes and accounts payable	1,794	6,988
(Decrease) in accrued consumption tax	(560)	(1,704)
Others	(4,181)	(3,154)
Subtotal	84,131	73,119
Interest and dividends received	582	1,943
Interest paid	(297)	(265)
Income taxes paid	(19,753)	(34,259)
Net cash (used in) provided by operating activities	64,663	40,538
II Cash flows from investing activities		
Purchases of marketable securities	(123,096)	(185,881)
Proceeds from sales of marketable securities	93,906	175,490
Purchases of investment securities	(3,132)	(1,017)
Proceeds from sales of investment securities	393	2,741
Purchases of fixed assets	(9,102)	(21,322)
Proceeds from sales of fixed assets	5,472	607
Net decrease in short-term loans	0	0
Net decrease in long-term loans	70	12
Proceeds from sales of subsidiary's stock accompanied with change in scope of consolidation	29	—
Net cash (used in) provided by investing activities	(35,459)	(29,370)
III Cash flows from financing activities		
Net (decrease) in long-term debt	(1,000)	—
Redemption of bonds	(0)	(0)
Net decrease in treasury stock	4	24
Cash dividends paid	(11,558)	(18,821)
Cash dividends paid to minority shareholders	(3)	—
Net cash (used in) provided by financing activities	(12,556)	(18,796)
IV Effect of exchange rate changes on cash and cash equivalents	353	1,580
V Net increase (decrease) in cash and cash equivalents	16,999	(6,047)
VI Cash and cash equivalents at beginning of year	57,380	74,380
VII Cash and cash equivalents at end of year	74,380	68,332

Basis of Preparing Consolidated Financial Statements

FY 2005.12 (Jan. 1, 2005 - Dec. 31, 2005)	FY 2006.12 (Jan. 1, 2006 - Dec. 31, 2006)
1. Scope of consolidation (1) Number of consolidated subsidiaries: 15 companies Major subsidiaries: Overseas: Chugai Pharma Marketing Ltd. Chugai Pharma (Shanghai) Consulting Co., Ltd. has been included in the scope of consolidation due to its establishment in 2005. Tohoku Chugai Pharmaceutical Co., Ltd. has been excluded from the scope of consolidation of the Balance Sheets as of Dec. 31, 2005, because we sold its stock. Its profit and income statement during the first half period of 2005 is consolidated in the Consolidated Statements of Income.	1. Scope of consolidation (1) Number of consolidated subsidiaries: 15 companies Major subsidiaries: Chugai Pharma Marketing Ltd. Chugai Pharma Manufacturing Co., Ltd. Chugai Techno Business Co., Ltd., a subsidiary of Chugai, whose trade name was changed to "Chugai Pharma Manufacturing Co., Ltd." as of April 1, 2006, and has succeeded Chugai's manufacturing function since May 1, 2006.
(2) Number of non-consolidated subsidiaries: 2 companies Eiko Kasei Co., Ltd., transferred its nonprescription products business, and that company and Shanghai Chugai Pharma Co., Ltd., have been excluded from the scope of consolidation, because they had little value in their materiality.	(2) Number of non-consolidated subsidiaries: 2 companies Same as in the left.
2. Application of equity method (1) Number of non-consolidated subsidiaries and affiliates accounted for by the equity method: None	2. Application of equity method (1) Number of non-consolidated subsidiaries and affiliates accounted for by the equity method: Same as in the left.
(2) Companies to which the equity method has not been applied: Subsidiaries: Eiko Kasei Co., Ltd., and Shanghai Chugai Pharma Co., Ltd. Affiliate: C&C Research Laboratories Investments in these companies have been carried at cost and the effect of their net income and retained earnings on the consolidated financial results of the Company had little value in their materiality.	(2) Companies to which the equity method has not been applied: Same as in the left.
3. Treatment for the difference in fiscal period The closing date of all subsidiaries is in agreement with the Company's closing date.	3. Treatment for the difference in fiscal period Same as in the left.
4. Significant accounting policies (1) Basis and method for valuation of significant assets a. Financial assets Held-to-maturity securities: Held-to-maturity securities are stated by the amortized cost method, Other securities: - Securities with market value are stated at fair value at the closing date for the fiscal year, and changes in fair value are recorded as a separate component of shareholders' equity at an amount net of tax, and the moving average method is used to calculate the original cost. - Securities without market value are stated at cost determined by the moving average method.	4. Significant accounting policies (1) Basis and method for valuation of significant assets a. Financial assets Held-to-maturity securities: Held-to-maturity securities are stated by the amortized cost method. Other securities: - Securities with market value are stated at fair value at the closing date for the fiscal year, and changes in fair value are recorded as a separate component of net assets at an amount net of tax, and the moving average method is used to calculate the original cost. - Securities without market value are stated at cost determined by the moving average method.
b. Basis of valuation of derivatives: Derivatives are revalued by the market value method.	b. Basis of valuation of derivatives: Same as in the left.
c. Inventories - Inventories other than work in process are stated at cost determined principally by the average method. - Work in process is stated at cost determined principally by the first-in, first-out method.	c. Inventories Same as in the left.
(2) Method of depreciation a. Tangible fixed assets Depreciation of tangible fixed assets is calculated primarily by the declining-balance method. b. Intangible fixed assets Depreciation of intangible fixed assets is calculated primarily by the straight-line method. Depreciation of software for internal use is calculated based on its usable period (five years).	(2) Method of depreciation Same as in the left.

FY 2005.12 (Jan. 1, 2005 - Dec. 31, 2005)	FY 2006.12 (Jan. 1, 2006 - Dec. 31, 2006)
(3) Accounting for important reserves a. Reserve for doubtful accounts In order to prepare for losses of bad credits such as account receivables or loans and for revaluation losses on financial instruments, except valuation losses on securities, the reserve for doubtful accounts is provided for at an uncollectable amount based on the historical percentage of credit losses for general credits, and is provided for at an amount that is estimated individually considering the possibilities of collection for bad credits that are highly possible to loss and the possibilities of future loss on financial instruments.	(3) Accounting for important reserves a. Reserve for doubtful accounts Same as in the left.
b. Reserve for bonuses to employees The reserve for bonuses to employees is presented at an estimated amount of the liability for bonuses incurred for the fiscal year.	b. Reserve for bonuses to employees Same as in the left.
c. --------------------------	c. Reserve for bonuses to directors The reserve for bonuses to directors is presented at an estimated amount of the liability for bonuses incurred for the fiscal year.
d. Reserve for sales returns The reserve for sales returns is calculated by multiplying a sales credit at the end of the fiscal year by the ratio of the returns to sales of the latest two fiscal years and by the ratio of current sales profit for the fiscal year, in order to prepare for a loss arising from sales returns subsequent to the balance sheet date.	d. Reserve for sales returns Same as in the left.
e. Reserve for sales rebates The reserve for sales rebates is computed based on the sales amount in order to prepare for any expenditure on sales rebates subsequent to this fiscal year.	e. Reserve for sales rebates Same as in the left.

FY 2005.12 (Jan. 1, 2005 - Dec. 31, 2005)	FY 2006.12 (Jan.1, 2006 - Dec. 31, 2006)
f. Reserve for employees' retirement benefits The reserve for employees' retirement benefits is stated at the amount required to cover the liabilities as of the balance sheet date, and is based on the Company's estimate of its liability for retirement benefits and pension assets as of the balance sheet date. This reserve also includes the amount which would be required to be paid if all eligible employees of domestic subsidiaries voluntarily terminated their employment as of the balance sheet date. Prior service cost is being amortized as incurred by the declining-balance method over 10 years, which is shorter than the average remaining years of service of the eligible employees. The actuarial gain and loss are amortized by the declining-balance method over 10 years, which is shorter than the average period of the remaining years of service of the eligible employees and are amortized from the following year in which the gain or loss is recognized. The reserve for employees' retirement benefits of the foreign subsidiaries is calculated in conformity with accounting standards of their countries of domicile. (Additional information) Return of substituted portion of welfare pension plan to the government The Company received approval of the return of the pension plan assets related to prior employee services with respect to the substituted portion of the welfare pension plan. The approval was received from the Minister of Health, Labour and Welfare on August 1, 2005, and the Company returned the amount of pension plan assets (minimum legal reserve) to the government on November 16, 2005, in accordance with the enforcement of the Defined-Benefit Corporate Pension Law. The amount affecting the current income statement was ¥10,717 million and was, recorded as an extraordinary gain.	f. Reserve for employees' retirement benefits The reserve for employees' retirement benefits is stated at the amount required to cover the liabilities as of the balance sheet date, and is based on the Company's estimate of its liability for retirement benefits and pension assets as of the balance sheet date. This reserve also includes the amount which would be required to be paid if all eligible employees of domestic subsidiaries voluntarily terminated their employment as of the balance sheet date. Prior service cost is being amortized as incurred by the declining-balance method over 10 years, which is shorter than the average remaining years of service of the eligible employees. The actuarial gain and loss are amortized by the declining-balance method over 10 years, which is shorter than the average period of the remaining years of service of the eligible employees and are amortized from the following year in which the gain or loss is recognized. The reserve for employees' retirement benefits of the foreign subsidiaries is calculated in conformity with accounting standards of their countries of domicile.
g. Reserve for officers' retirement benefits The reserve for officers' retirement benefits is recorded at an amount based on management's estimate, which would be required to be paid if all officers resigned as of the balance sheet date on the basis of the Company's internal regulations.	g. Reserve for officers' retirement benefits Same as in the left.
(4) Foreign currency translation The revenue and expense accounts of the foreign consolidated subsidiaries are translated into yen at the rates of exchange in effect at the balance sheet date, and, except for the components of shareholders' equity, the balance sheet accounts are also translated at the rates of exchange in effect at the balance sheet date. The components of shareholders' equity are translated at their historical rates. Translation differences are presented as translation adjustments in shareholders' equity of the accompanying consolidated financial statements.	(4) Foreign currency translation The revenue and expense accounts of the foreign consolidated subsidiaries are translated into yen at the rates of exchange in effect at the balance sheet date, and, except for the components of net assets, the balance sheet accounts are also translated at the rates of exchange in effect at the balance sheet date. The components of net assets are translated at their historical rates. Translation differences are presented as translation adjustments in net assets of the accompanying consolidated financial statements.
(5) Accounting for lease transactions Non-cancelable lease transactions are primarily accounted for as operating leases (whether such leases are classified as operating or finance leases) except that lease agreements that stipulate the transfer of ownership of the leased assets to the lessee are accounted for as finance leases. The foreign consolidated subsidiaries' accounting treatment of fixed assets including lease transactions is accounted for in accordance with their countries' accounting standards.	(5) Accounting for lease transactions Same as in the left.
(6) Other Income and expenses for the Company and its domestic subsidiaries are recorded at net of consumption tax.	(6) Other Same as in the left.

FY 2005.12 (Jan. 1, 2005 - Dec. 31, 2005)	FY 2006.12 (Jan. 1, 2006 - Dec. 31, 2006)
5. Basis of evaluation of consolidated subsidiaries Inter-company investments and the net equity of companies acquired are eliminated in accordance with the partial fair value method. This means that a portion of the assets and liabilities of the subsidiary that is allocable to the parent is re-measured at fair value as of the date of the investment, and the remaining portion of the assets and liabilities to be allocated to the minority interest(s) is carried at book value.	5. Basis of evaluation of consolidated subsidiaries Same as in the left.
6. Excess of costs over net assets of acquired subsidiaries The excess of costs over the net assets of acquired subsidiaries is amortized over 20 years using the straight-line method or amortized fully when acquired if the amount is immaterial.	6. Excess of costs over net assets of acquired subsidiaries Same as in the left.
7. Appropriations of retained earnings The accompanying consolidated statements of retained earnings for the fiscal year period have been prepared based on the appropriations approved by shareholders through the end of the fiscal year.	7. ------------
8. Scope of cash equivalents in consolidated statements of cash flows All highly liquid investments with maturities of three months or less when purchased and which are readily convertible into cash and are exposed to insignificant risk of changes in value are considered cash equivalents.	8. Scope of cash equivalents in consolidated statements of cash flows Same as in the left.

Changes in Accounting Policies

FY 2005.12 (Jan. 1, 2005 - Dec. 31, 2005)	FY 2006.12 (Jan. 1, 2006 - Dec. 31, 2006)
Impairment accounting for fixed assets The Company adopted early impairment accounting standards from fiscal 2005. These standards are based on the "Report on Accounting Standards for Impaired Fixed Assets", published by the Business Accounting Council on August 9, 2002, and the "Implementation Guidelines on Accounting Standards for Impaired Fixed Assets" in the "Accounting Standard Implementation Guideline, No. 6", published by the Accounting Standards Board of Japan on October 31, 2003. From the fiscal year closing on March 31, 2004, these standards are applicable on its fiscal statements. This caused a loss of ¥2,194 million in income before income taxes. Accumulated impairment losses are deducted directly from the value of each asset according to the revised regulations of financial statements.	------------
------------	Accounting for employees' pension and retirement benefits The Company adopted a new accounting standard, "Partial Revision of Accounting Standards for Retirement Benefits" (Accounting Standard Statement, No. 3, issued on March 16, 2005) and "Implementation Guidance for Partial Revision of Accounting Standard for Retirement Benefits" (Accounting Standard Guidance, No. 7, issued on March 16, 2005) from the fiscal period under review. The effect of this adoption was to increase operating income, recurring profit, and income before income taxes by ¥479 million.
------------	Accounting for directors' bonus The Company adopted a new accounting standard, "Accounting Standard for Directors' Bonuses" (Accounting Standard Statement, No. 4, issued on November 29, 2005) from the fiscal period under review. This adoption resulted in a decrease of operating income, recurring profit, and income before income taxes by ¥185 million.
------------	Presentation of net assets in the balance sheet The Company adopted a new accounting standard, "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Accounting Standard Statement, No. 5, issued on December 9, 2005) and "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Accounting Standard Guidance, No. 8, issued on December 9, 2005) from the period under review. The total amount of conventional net assets was ¥389,598 million. Due to corporate law regarding financial statements, net assets in the balance sheet was shown based on the revised regulation.

Additional Information

FY 2005.12 (Jan. 1, 2005 - Dec. 31, 2005)	FY 2006.12 (Jan. 1, 2006 - Dec. 31, 2006)
Pro forma standard taxation The pro forma standard taxation system was introduced from the fiscal year starting on and after April 1, 2004, based on the "Law for Partial Revision of Local Tax Law, etc." (Code 9 of 2003) issued on March 31, 2003. The Company included business tax on value added and on capital in selling, general and administrative expenses, according to "Practical treatment for representation of the pro forma part of business tax on income statement" (in the Report of Practical Compliance No. 12 issued on February 13, 2004 by the Corporate Accounting Standard Committee). As a result of this, selling, general and administrative expenses increased by ¥819 million, and operating income, recurring profit, and net income before taxes decreased by ¥819 million.	------------------

1. Notes to the Consolidated Balance Sheets

FY 2005.12 (As of Dec. 31, 2005)	FY 2006.12 (As of Dec. 31, 2006)
(1) Investment securities of non-consolidated subsidiaries and affiliates: Investment securities (Stock) ¥298 million	(1) Investment securities of non-consolidated subsidiaries and affiliates: Investment securities (Stock) ¥298 million
(2) Contingent liabilities Guarantees of loans of employees ¥811 million	(2) Contingent liabilities Guarantees of loans of employees ¥686 million
(3) The number of outstanding shares of the Company as of December 31, 2005 was common stock of 558,655,824 shares.	(3) ――――――
(4) The number of treasury stock of consolidated company was common stock of 5,386,584 shares.	(4) ――――――
(5) Commitment line (loan framework) contract The Company maintains commitment line contracts with thirteen financial institutions in order to allow the efficient procurement of working capital. The balances of loans, etc., in the balance sheet date was as follows: (Millions of Yen) Total commitments 30,000 Commitments used ― Commitments unused 30,000	(5) Commitment line (loan framework) contract The Company maintains commitment line contracts with thirteen financial institutions in order to allow the efficient procurement of working capital. The balances of loans, etc., in the balance sheet date was as follows: (Millions of Yen) Total commitments 30,000 Commitments used ― Commitments unused 30,000

2. Notes to the Consolidated Statements of Income

FY 2005.12 (Jan. 1, 2005 - Dec. 31, 2005)	FY 2006.12 (Jan. 1, 2006 - Dec. 31, 2006)
(1) Significant components of SG&A expenses (Millions of Yen) Depreciation 1,922 Reserve for doubtful accounts 0 Reserve for bonuses to employees 2,847 Reserve for employees' retirement benefits 1,257 Reserve for officers' retirement benefits 98 Payroll expenses 26,088 Selling expenses 12,513 R&D expenses 50,058	(1) Significant components of SG&A expenses (Millions of Yen) Depreciation 2,231 Reserve for doubtful accounts 0 Reserve for bonuses to employees 1,890 Reserve for bonuses to directors 185 Reserve for employees' retirement benefits 608 Reserve for officers' retirement benefits 87 Payroll expenses 27,245 Selling expenses 11,909 R&D expenses 54,609
(2) Research and development expenses including SG&A expenses and manufacturing cost: ¥50,058 million	(2) Research and development expenses including SG&A expenses and manufacturing cost: ¥54,609 million
(3) Gain on the return of substituted portion of welfare pension plan As the Defined Benefit Pension Plan Law took effect, the Company was approved for returning the substituted portion of the welfare pension plan (prior services) by the Ministry of Health, Labour and Welfare as of August 1, 2005. This is due to its return.	(3) ――――――
(4) Fee for licensing agreement The milestone payment was received based on the licensing agreement related to the co-development and co-marketing of MRA.	(4) Fee for licensing agreement This is mainly arising from a lump-sum payment based on a contract for the co-development and co-marketing of R484.
(5) Profit from sales of fixed assets The profit was from the sale of land, buildings, etc., of the former Kagamiishi Plant and the sale of land of the former Matsunaga Plant.	(5) ――――――
(6) ――――――	(6) Gains on settlement due to office realignments These gains included the following: (a) Although the Company made the decision in the previous fiscal year to tear down certain buildings and other structures at its Tsukuba Research Center, an offer to purchase these facilities was received, and the Company sold these to another party without removing them. (b) The expenses that the Company expected to incur in connection with the relocation of its Head Office building, consisting of costs related to restoring the property to its original condition, were lower than expected.
(7) Office closing costs These costs are mainly due to the retirement of equipment, etc. In addition, the Company depreciated extraordinarily ¥3,252 million to express reasonable book value, with respect to the Ukima Plant and the Kamakura Plant which the Company decided to close in the fiscal year 2005. This amount is included within these costs.	(7) ――――――

FY 2005.12 (Jan. 1, 2005 - Dec. 31, 2005)	FY 2006.12 (Jan. 1, 2006 - Dec. 31, 2006)

FY 2005.12 (Jan. 1, 2005 - Dec. 31, 2005)

(8) Loss on impairment

Although the Company and consolidated subsidiaries have divided assets for business use into groups by business unit that generates funds continuously, the Company and consolidated subsidiaries have treated the pharmaceutical business as one group because the Company conducts only pharmaceutical business. In addition, unutilized assets have been divided into groups.

The following impairment losses were recognized for fiscal 2005.

(Millions of Yen)

Location	Use	Classification	Amount
Former Tsukuba Research Center (Niharu District, Ibaragi)	Pharmaceutical research	Building and equipment	1,396
		Land	359

The Tsukuba Research Center was closed as part of the restructuring of the research and development function during fiscal 2005 and it is now not being used. In addition, the Company decided to dispose of the buildings of this center because of the difficulty in reusing.

In relation with this, the Company reduced the buildings' book value to zero and the land's book value to net recoverable value. The net selling price, on the basis of the valuation price by the fixed property tax, was used as net recoverable value for the land.

(Millions of Yen)

Location	Use	Classification	Amount
Ukima Plant (Kita Ward, Tokyo)	Pharmaceutical production	Building and equipment	270
Kamakura Plant (Kamakura City, Kanagawa)	Pharmaceutical production	Building and equipment	131
		Other	0
Fujieda Plant (Fujieda City, Shizuoka)	Pharmaceutical production	Building and equipment	34

In connection with the launch of the restructuring production system for the purposes of thorough efficiency of manufacturing and the concentration of resources, it was decided to dispose of the utilized assets mentioned above and their book value was reduced to zero.

(9) -----------------

(10) -----------------

FY 2006.12 (Jan. 1, 2006 - Dec. 31, 2006)

(8) Loss on impairment

During the consolidated fiscal year, the Company recorded a loss on the impairment of assets but details have not been included as they are immaterial.

(9) Loss on office realignment costs

This is mainly arises from the restructuring of manufacturing.

(10) Loss on sales of fixed assets

This arose from the sales of the former Tsukuba Research Center.

3. Notes to Consolidated Statements of Changes in Net Assets

FY 2006.12 (Jan. 1, 2006 - Dec. 31, 2006)

1. Type and number of outstanding shares

Type of shares	Number of shares as of Dec. 31, 2005	Number of shares increased in the current period	Number of shares decreased in the current period	Number of shares as of Dec. 31, 2006
Issued stock				
Common stock (*1)	558,655,824	837,289	—	559,493,113
Total	558,655,824	837,289	—	559,493,113
Treasury stock				
Common stock (*2, 3)	5,386,584	12,289	35,700	5,363,173
Total	5,386,584	12,289	35,700	5,363,173

(Notes)1. Outstanding shares are increased by 837,289 due to conversion of 388,177 convertible bonds and exercise of 449,112 warrant bonds.

2. Treasury stocks increased by 12,289 due to the repurchase of fractional shares.

3. Treasury stocks decreased by 35,700 due to the additional purchase of 300 fractional shares and the exercise of 35,400 stock options.

2. Warrants and treasury stocks with warrants

Not applicable.

3. Dividends

(1) Dividends paid to shareholders

Date of approval	Type of shares	Amount (Millions of Yen)	Per Share (Yen)	Date of record	Effective date
March 23, 2006 Annual general meeting of shareholders	Common stock	12,171	22	December 31, 2005	March 24, 2006
July 31, 2006 Board of directors	Common stock	6,649	12	June 30,2006	September 8, 2006

(2) Dividends which record date within current fiscal year but to be effective after current fiscal year

Date of Approval	Type of shares	Amount (Millions of Yen)	Type of distribution	Per Share (Yen)	Date of record date	Effective date
March 23, 2007 Annual general meeting of shareholders	Common stock	9,974	Retained earnings	18	December 31, 2006	March 26, 2007

3. Notes to the Consolidated Statements of Cash Flows

FY 2005.12 (Jan. 1, 2005 - Dec. 31, 2005)

(1) Reconciliation between cash and cash equivalents in the consolidated statements of cash flows and cash and deposits in the consolidated balance sheets

	(Millions of Yen)
Cash and deposits	74,380
Cash and cash equivalents	74,380

(2) The significant components of non-cash transactions
Convertible bonds and warrants

	(Millions of Yen)
Decreased convertible bonds due to conversion	1,413
Decreased bonds and warrant right due to exercise	2,404

FY 2006.12 (Jan. 1, 2006 - Dec. 31, 2006)

(1) Reconciliation between cash and cash equivalents in the consolidated statements of cash flows and cash and deposits in the consolidated balance sheets

	(Millions of Yen)
Cash and deposits	68,332
Cash and cash equivalents	68,332

(2) The significant components of non-cash transactions
Convertible bonds and warrants

	(Millions of Yen)
Decreased convertible bonds due to conversion	296
Decreased bonds and warrant right due to exercise	601

4. Lease Transactions

FY 2005.12 (Jan. 1, 2005 - Dec. 31, 2005)

Finance lease transactions other than those which transfer ownership of the leased assets to the lessee were as follows:

(1) Acquisition costs, accumulated depreciation and net balance

(Millions of Yen)

	Acquisition cost	Accumulated depreciation	Net balance
Machinery and vehicles	74	25	48
Furniture and fixtures	2,538	1,404	1,134
Total	2,613	1,429	1,183

Acquisition cost includes interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

(2) Future minimum lease payments

	(Millions of Yen)
Due within one year	490
Due over one year	693
Total	1,183

Future minimum lease payments include interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

(3) Lease payments and depreciation

	(Millions of Yen)
Lease payment	604
Depreciation	604

(4) Depreciation of leased assets

Assuming that the residual values are nil, depreciation of leased assets is calculated over the relevant lease periods using the straight-line method.

FY 2006.12 (Jan. 1, 2006 - Dec. 31, 2006)

Finance lease transactions other than those which transfer ownership of the leased assets to the lessee were as follows:

(1) Acquisition costs, accumulated depreciation and net balance

(Millions of Yen)

	Acquisition cost	Accumulated depreciation	Net balance
Machinery and vehicles	74	38	35
Furniture and fixtures	1,870	910	960
Total	1,945	948	996

Acquisition cost includes interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

(2) Future minimum lease payments

	(Millions of Yen)
Due within one year	413
Due over one year	582
Total	996

Future minimum lease payments include interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

(3) Lease payments and depreciation

	(Millions of Yen)
Lease payment	530
Depreciation	530

(4) Depreciation of leased assets

Same as in the left.

5. Fair Value of Marketable Securities and Investment Securities

As of Dec. 31, 2005:

(1) Trading securities

The Company and its consolidated subsidiaries had no trading securities.

(2) Held-to-maturity securities with market value

The Company and its consolidated subsidiaries had no held-to-maturity securities with market value.

(3) Other securities with market value

(a) Securities whose carrying value exceeds their acquisition costs (Millions of Yen)

	Acquisition cost	Carrying value	Net unrealized gain (loss)
Stocks	3,272	9,522	6,249
Bonds	18,564	18,580	15
Others	15,989	16,076	87
Subtotal	37,826	44,179	6,352

(b) Securities whose carrying value does not exceed their acquisition costs (Millions of Yen)

	Acquisition cost	Carrying value	Net unrealized gain (loss)
Bonds	42,209	42,198	(10)
Subtotal	42,209	42,198	(10)
Total (a+b)	80,036	86,378	6,342

(4) Other securities sold during the fiscal year

(Millions of Yen)

Total of sale	Total of gain on sale	Total of loss on sale
361	246	23

(5) Securities without market value

(Millions of Yen)

	Carrying value
a. Held-to-maturity securities	—
b. Other securities	
Unlisted stocks, etc.	520

(6) Scheduled redemption value of other securities with maturity dates and held-to-maturity securities

(Millions of Yen)

	Within one year	Between one and five years
Other securities with maturity dates	4,999	—
Corporate bonds	30,570	8,210
Others	33,075	—
Total	68,645	8,210

As of Dec. 31, 2006:

(1) Trading securities

The Company and its consolidated subsidiaries had no trading securities.

(2) Held-to-maturity securities with market value

The Company and its consolidated subsidiaries had no held-to-maturity securities with market value.

(3) Other securities with market value

(a) Securities whose carrying value exceeds their acquisition costs (Millions of Yen)

	Acquisition cost	Carrying value	Net unrealized gain (loss)
Stocks	2,770	8,214	5,444
Bonds	4,700	4,710	10
Others	27,000	27,008	8
Subtotal	34,470	39,932	5,462

(b) Securities whose carrying value does not exceed their acquisition costs (Millions of Yen)

	Acquisition cost	Carrying value	Net unrealized gain (loss)
Bonds	55,412	55,392	(20)
Others	989	974	(15)
Subtotal	56,401	56,366	(35)
Total (a+b)	90,872	96,299	5,427

(4) Other securities sold during the fiscal year

(Millions of Yen)

Total of sale	Total of gain on sale	Total of loss on sale
2,741	2,230	—

(5) Securities without market value

(Millions of Yen)

	Carrying value
a. Held-to-maturity securities	—
b. Other securities	
Unlisted stocks, etc.	516

(6) Scheduled redemption value of other securities with maturity dates and held-to-maturity securities

(Millions of Yen)

	Within one year	Between one and five years
a. Governmental bonds,		
Municipal bonds, etc.		
Corporate bonds	23,901	5,215
Others	30,985	—
b. Others	27,008	974
Total	81,894	6,190

6. Derivative Transactions

FY 2005.12 (Jan. 1, 2005 - Dec. 31, 2005)	FY 2006.12 (Jan. 1, 2006 - Dec. 31, 2006)
(1) Items related to the status derivative transactions a. Description of financial derivative transactions The derivative financial instruments that the Company utilizes are both foreign exchange contract transaction and currency swaps relating to foreign currency and interest rate swap transactions relating to interest rate. b. Policy of financial derivative transactions The Company mainly utilizes financial derivative transactions in order to reduce a market risk on business, but does not utilize them for speculative purposes. c. Purposes of financial derivative transactions The Company utilizes them for following purposes: - in order to hedge against fluctuation risks in foreign currency exchange rates according to money claims and monetary assets and liabilities in foreign currencies. - in order to hedge against fluctuation risks in interest rates according to borrowed money and reduce financial charges d. Description of risks associated with derivative transactions The Company is exposed to fluctuation risks in foreign currency exchange rates according to foreign exchange contract transactions, and exposed to fluctuation risks in market interest rates according to interest rate swap agreements. It is believed that the risk of non-fulfillment of contracts would be quite low because the Company enters into transactions only with financial institutions with high credit ratings. e. Risk management of financial derivatives Bursaries execute and control the foreign exchange contract transactions relating to foreign currency, by getting the approval of the settlement person in charge based on the Company's rule. And bursaries also execute interest swap transactions relating to interest rates, by getting the approval of the settlement person in charge. f. Supplementary note for "Description of market value of the financial derivatives" The contract amount of the financial derivatives on the following note is the absolute nominal amount or estimated notional principal. The contract amount is not representative of the size of risk associated with derivative transactions.	(1) Items related to the status derivative transactions a. Description of financial derivative transactions Same as in the left. b. Policy of financial derivative transactions Same as in the left. c. Purposes of financial derivative transactions Same as in the left. d. Description of risks associated with derivative transactions Same as in the left. e. Risk management of the financial derivatives Same as in the left. f. Supplementary note for "Description of market value of the financial derivatives" Same as in the left.

As of December 31, 2005:

(2) Description of market value of the financial derivatives

a. Currency-related transactions (Millions of Yen)

	Notional amounts (total)	Notional amounts (over one year)	Fair value	Unrealized gain (loss)
Currency swaps:				
Swiss francs	13,941	—	14,014	73
Total	13,941	—	14,014	73

(Notes)

1. Revaluation method of fair value:
   It is based on the prices that financial institutions present.
2. Derivatives applying hedge accounting:
   None

b. Interest-related transactions (Millions of Yen)

	Notional amounts (total)	Notional amounts (over one year)	Fair value	Unrealized gain (loss)
Interest rate swaps:				
Receive/floating and pay/fixed	5,000	5,000	(187)	(187)
Receive/fixed and pay/floating	5,000	5,000	191	191
Total	10,000	10,000	3	3

(Notes)

1. Revaluation method of fair value:
   It is based on the prices that financial institutions present.
2. Derivatives applying hedge accounting:
   None

As of December 31, 2006:

(2) Description of market value of the financial derivatives

a. Currency-related transactions

None

b. Interest-related transactions (Millions of Yen)

	Notional amounts (total)	Notional amounts (over one year)	Fair value	Unrealized gain (loss)
Interest rate swaps:				
Receive/floating and pay/fixed	5,000	—	(54)	(54)
Receive/fixed and pay/floating	5,000	—	56	56
Total	10,000	—	1	1

(Notes)

1. Revaluation method of fair value:
   It is based on the prices that financial institutions present.
2. Derivatives applying hedge accounting:
   None

7. Accounting for Retirement Benefits

FY 2005.12 (Jan. 1, 2005 - Dec. 31, 2005)

(1) Overview of retirement benefits

The Company has a welfare pension fund plan as a defined benefit plan and a lump-sum payment plan. In October 2004, the Company transferred from a tax-qualified pension plan to a defined contribution pension plan, because a tax-qualified pension plan was closed.

The Company received approval of the return of the pension plan assets related to prior employee services with respect to the substituted portion of the welfare pension plan. The approval was received from the Minister of Health, Labour and Welfare in August 2005. The Company transferred the taxable portion of the employee pension fund to the defined contribution pension plan.

The Company set up an employee retirement benefit trust in December 2004 for the lump-sum payment plan. In addition, the Company has the possibility to pay extra retirement benefits, excluding the scope of retirement benefit obligation by actuarial calculation in line with accounting for retirement benefits, when an employee retires.

The Company's domestic consolidated subsidiaries participate in the lump-sum payment plan.

(2) Retirement benefit obligation

	(Millions of Yen)
Retirement benefit obligation	(59,646)
Pension assets	62,034
Unfunded retirement benefit obligation	2,388
Unrecognized prior service cost	(4,642)
Unrecognized actuarial loss	(3,553)
Net amount recorded in the consolidated balance sheets	(5,808)
Prepaid pension cost	295
Reserve for employees' retirement benefits	(6,103)

Notes:
The Company's domestic consolidated subsidiaries adopt the simplified method on calculating the retirement benefit obligation.

(3) Retirement benefits expenses

	(Millions of Yen)
Service cost (*)	2,321
Interest cost	1,468
Expected return on pension assets	(1,313)
Amortization of actuarial gain or loss	178
Amortization of prior service cost	(1,433)
Contribution to a defined contribution pension plan	606
Total retirement benefit expenses	1,828
Gain on the return of substituted portion of welfare pension plan	10,717
Total	(8,889)

Notes:
Retirement benefits expenses of consolidated subsidiaries that adopted the simplified method are included to this amount.

(4) Assumptions and policies adopted in calculation of retirement benefits obligation

Discount rate	2.0%
Rate of expected return on plan assets	2.0%
Method of attribution of retirement benefits to the period	Straight-line method for the years of services
Period of amortizing prior service cost	10 years (Prior service cost is being amortized by the declining-balance method over a period of average remaining service years of employees at the time of occurrence.)
Period of amortizing actuarial gain and loss	10 years (Actuarial gain and loss are amortized by the declining method over the period of average remaining service years of employees at the time of occurrence from the following year of occurrence.)

FY 2006.12 (Jan. 1, 2006 - Dec. 31, 2006)

(1) Overview of retirement benefits

Same as in the left.

(2) Retirement benefit obligation

	(Millions of Yen)
Retirement benefit obligation	(60,360)
Pension assets	62,794
Unfunded retirement benefit obligation	2,433
Unrecognized prior service cost	(3,686)
Unrecognized actuarial loss	(2,606)
Net amount recorded in the consolidated balance sheets	(3,858)
Prepaid pension cost	292
Reserve for employee's retirement benefits	(4,151)

Notes:
The Company's domestic consolidated subsidiaries adopt the simplified method on calculating the retirement benefit obligation.

(3) Retirement benefits expenses

	(Millions of Yen)
Service cost (*)	2,219
Interest cost	1,182
Expected return on pension assets	(1,109)
Amortization of actuarial gain or loss	(732)
Amortization of prior service cost	(956)
Contribution to a defined contribution pension plan	628
Total retirement benefit expenses	1,231

Notes:
Retirement benefits expenses of consolidated subsidiaries that adopted the simplified method are included to this amount.

(4) Assumptions and policies adopted in calculation of retirement benefits obligation

Discount rate	2.25% (Note the discount rate at the start of the period was 2.0%, and was increased to 2.25% at the end of December 2006.)
Rate of expected return on plan assets	0.69%~2.0%
Method of attribution of retirement benefits to the period	Straight-line method for the years of services
Period of amortizing prior service cost	10 years (Prior service cost is being amortized by the declining-balance method over a period of average remaining service years of employees at the time of occurrence.)
Period of amortizing actuarial gain and loss	10 years (Actuarial gain and loss are amortized by the declining method over the period of average remaining service years of employees at the time of occurrence from the following year of occurrence.)

8. Stock Option

As it is published by EDINET, the description related to stock options is omitted.

9. Tax-Effect Accounting

FY 2005.12 (As of Dec. 31, 2005)

(1) Principal deferred tax assets and tax liabilities

	(Millions of Yen)
Deferred tax assets:	
Unrecognized reserve for retirement benefits	6,361
Prepaid expenses for tax purposes	3,076
Amortization of deferred charges in excess of limit for tax purposes	2,983
Depreciation of fixed assets in excess of limit	2,719
Prepaid research equipment and others for tax purposes	1,868
Unrecognized reserve for bonuses to employees	1,830
Unrecognized outstanding enterprise tax	1,468
Unrecognized reserve for sales rebates	1,081
Unrecognized impairment losses	886
Unrecognized losses on securities	833
Elimination of unrealized profit on inventories	538
Other	3,933
Subtotal of total deferred tax assets	27,580
Offsetting of deferred tax liabilities	(3,288)
Total deferred tax assets	24,292
Deferred tax liabiities:	
Unrealized gain on securities	2,560
Reserve for deferred capital gain	728
Other	7
Total deferred tax liabilities	3,295
Offsetting of deferred assets	(3,288)
Net deferred tax assets	7

(2) Significant components of difference between statutory tax rate and effective tax rate

Statutory tax rate:	40.4%
(Reconciliation)	
Entertainment expenses, etc	1.6
Dividends received, etc	(0.5)
Per capita inhabitant tax	0.1
Tax rate difference of foreign consolidated subsidiaries, etc	(0.5)
Special tax deduction for research and development expenses	(5.0)
Other	0.0
Effective tax rate	36.2%

FY 2006.12 (As of Dec. 31, 2006)

(1) Principal deferred tax assets and tax liabilities

	(Millions of Yen)
Deferred tax assets:	
Unrecognized reserve for retirement benefits	5,614
Prepaid expenses for tax purposes	4,393
Depreciation of fixed assets in excess of limit	3,442
Amortization of deferred charges in excess of limit for tax purposes	2,346
Elimination of unrealized profit on inventories	1,784
Prepaid research equipment and others for tax purposes	1,435
Unrecognized reserve for bonuses to employees	1,262
Unrecognized reserve for sales rebates	1,178
Unrecognized losses on securities	1,027
Unrecognized outstanding enterprise tax	453
Unrecognized reserve for officers' retirement bonuses	224
Unrecognized impairment loss	76
Other	3,232
Subtotal of total deferred tax assets	26,469
Valuation reserve	(306)
Offsetting of deferred tax liabilities	(2,870)
Total deferred tax assets	23,293
Deferred tax liabiities:	
Unrealized gain on securities	2,191
Reserve for deferred capital gain	649
Other	5
Total deferred tax liabilities	2,875
Offsetting of deferred assets	(2,870)
Net deferred tax assets	5

(2) Significant components of difference between statutory tax rate and effective tax rate

Statutory tax rate:	40.4%
(Reconciliation)	
Entertainment expenses, etc	2.2
Dividends received, etc	(0.7)
Per capita inhabitant tax	0.2
Tax rate difference of foreign consolidated subsidiaries, etc	(1.3)
Special tax deduction for research and development expenses	(4.4)
Other	0.1
Effective tax rate	36.3%

10. Segment Information

(1) Business Segments

For the year ended Dec. 31, 2005 (Jan. 1, 2005 - Dec. 31, 2005)

The Company and its consolidated subsidiaries have transferred the insecticide business, which was categorized as "Other business" in fiscal year 2004. As they have been comprised of a single business segment, "Pharmaceutical business", for fiscal year 2005, the disclosure of business segment information has been omitted.

For the year ended Dec. 31, 2006 (Jan. 1, 2006 - Dec. 31, 2006)

The Company and its consolidated subsidiaries have been comprised of a single business segment, "Pharmaceutical business", the disclosure of business segment information has been omitted.

(2) Geographical Segments

For the year ended Dec. 31, 2005 (Jan. 1, 2005 - Dec. 31, 2005) and

For the year ended Dec. 31, 2006 (Jan. 1, 2006 - Dec. 31, 2006)

As net sales and total assets of the foreign consolidated subsidiaries constituted less than 10% of consolidated totals, the disclosure of geographical segment information has been omitted.

(3) Overseas Sales

For the year ended Dec. 31, 2005 (Jan. 1, 2005 - Dec. 31, 2005)

The disclosure of overseas sales has been omitted due to less than 10% of the consolidated total. (Overseas sales amounted to ¥23,455 million.)

For the year ended Dec. 31, 2006 (Jan. 1, 2006 - Dec. 31, 2006)

The disclosure of overseas sales has been omitted due to less than 10% of the consolidated total. (Overseas sales amounted to ¥28,367 million.)

11. Transaction with the Related Parties

For the year ended Dec. 31, 2005 (Jan. 1, 2005 - Dec. 31, 2005)

(1) Parent Company

Attribute	Name of company	Address	Common stock	Business contents	Rate of ownership of voting	Relationship		Transaction	Amount of transaction (*)	Account	Ending balance (*)
						Interlocking director	Relationship on business				
Parent company	Roche Pharmholding B.V.	Woerden, Netherlands	Euro 467,847,857	Holding company	Directly owned 50.6%	—	Equity participation and partnership	Acceptance of bonds with warrant right	—	Bond	901
								Payment of bond interest	20	Accrued expense	2

(*): Millions of Yen

(2) Subsidiaries of Parent Company

Attribute	Name of company	Address	Common stock	Business contents	Rate of ownership of voting	Relationship		Transaction	Amount of transaction (*)	Account	Ending balance (*)
						Interlocking director	Relationship on business				
Subsidiaries of parent company	F. Hoffmann-La Roche Ltd.	Switzerland Basel	Swiss franc 150,000,000	Production and sales of drugs	—	Director 1 person	Material purchase	Material purchase	40,440	Account payable	14,125

(*): Millions of Yen

Note: "Amount of transaction" and "Ending balance" are reported net of consumption taxes.

Guideline of determination for business conditions

- Business transactions are determined as same as the general transactions when considering market value.

- Funds transactions reasonably determine interest rates when considering market interest rates.

For the year ended Dec. 31, 2006 (Jan. 1, 2006 - Dec. 31, 2006)

(1) Parent Company

Attribute	Name of company	Address	Common stock	Business contents	Rate of ownership of voting	Relationship		Transaction	Amount of transaction (*)	Account	Ending balance (*)
						Interlocking director	Relationship on business				
Parent company	Roche Pharmholding B.V.	Woerden, Netherlands	Euro 467,847,857	Holding company	Directly owned 50.6%	—	Equity participation and partnership	Acceptance of bonds with warrant right	—	Bond	300
								Payment of bond interest	3	Accrued expense	0

(*): Millions of Yen

(2) Subsidiaries of Parent Company

Attribute	Name of company	Address	Common stock	Business contents	Rate of ownership of voting	Relationship		Transaction	Amount of transaction (*)	Account	Ending balance (*)
						Interlocking director	Relationship on business				
Subsidiaries of parent company	F. Hoffman-La Roche Ltd.	Switzerland Basel	Swiss franc 150,000,000	Production and sale of drugs	—	Director 1 person	Material purchase	Material purchase	70,394	Account payable	19,771

(*): Millions of Yen

Note: "Amount of transaction" and "Ending balance" are reported net of consumption taxes.

Guideline of determination for business conditions

- Business transactions are determined as same as general transaction in consideration with market value.

- Funds transaction is reasonably determined interest rate in consideration with market interest rate.

NOTICE: For the convenience of capital market participants, Chugai makes efforts to provide English translations of the information disclosed in Japanese, provided that the Japanese original prevails over its English translation in the case of any discrepancy found between documentation.

CHUGAI PHARMACEUTICAL CO., LTD. Creating Value for Life

NON-CONSOLIDATED FINANCIAL STATEMENTS (Non-audited)

(for the fiscal year 2006.12 ended December 31, 2006)

February 7, 2007

Name of Company: **Chugai Pharmaceutical Co., Ltd.**
Address of the Head Office: 1-1, Nihonbashi-muromachi 2-Chome, Chuo-ku, Tokyo 103-8324, Japan
Stock Listings: Tokyo
Security Code No.: 4519
(URL http://www.chugai-pharm.co.jp/english)
Representative: Mr. Osamu Nagayama, President and CEO, Chairman of the Board of the Directors
Contact: Mr. Toshiaki Itagaki, General Manager of Finance and Accounting Department
Phone: +81-(0)3-3281-6611
Date of Board Meeting for Settlement of Accounts: February 7, 2007
Date of Regular General Meeting of Shareholders: March 23, 2007
Dividend will be paid on or after: March 26, 2007
Application of unit share system: Applicable (A unit is 100 shares)

1. Non-Consolidated Operating Results for the FY 2006.12 ended December 31, 2006

(1)Results of operations

Note: Amounts of less than one million yen are omitted.

	Net Sales	% change	Operating Income	% change	Recurring Profit	% change
FY 2006 ended Dec. 31, 2006	¥310,541 million	(1.3)	¥49,506 million	(31.3)	¥53,578 million	(29.6)
FY 2005 ended Dec. 31, 2005	¥314,524 million	10.3	¥72,024 million	54.2	¥76,057 million	59.8

	Net Income (million)	% change	Net Income per Share (Basic)	Net Income per Share (Fully Diluted)	Net Income/ Shareholders' Equity	Recurring Profit/Total Assets	Recurring Profit/Net Sales
FY 2006 ended Dec. 31, 2006	¥34,907	(32.0)	¥63.02	¥62.93	9.5%	12.2%	17.3%
FY 2005 ended Dec. 31, 2005	¥51,367	56.7	¥92.89	¥92.24	15.2%	18.0%	24.2%

Note 1. Average number of outstanding shares: 553,956,384 shares for the fiscal year ended December 31, 2006, and 550,619,420 shares for the fiscal year ended December 31, 2005, respectively.
2. Change in method of accounting: None
3. % change for net sales, operating income, recurring profit and net income is presented in comparison with the previous fiscal year.

(2)Financial conditions

	Total Assets	Net Assets	Equity Ratio	Net Assets per Share
As of December 31, 2006	¥436,017 million	¥375,753 million	86.2%	¥678.10
As of December 31, 2005	¥443,026 million	¥359,513 million	81.1%	¥649.40

Note: (a) Number of shares outstanding at the end of the fiscal year: 554,129,940 shares as of December 31, 2006, and 553,269,240 shares as of December 31, 2005, respectively.
(b) Number of treasury stock: 5,363,173 shares as of December 31, 2006, and 5,386,584 shares as of December 31, 2005, respectively.

2. Forecast for the Year ending December 31, 2007 (January 1, 2007 - December 31, 2007)

	Net Sales	Operating Income	Recurring Profit	Net Income
First half ending June 30, 2007	¥148,000 million	¥13,500 million	¥14,000 million	¥8,500 million
FY 2007 ending Dec. 31, 2007	¥318,500 million	¥37,000 million	¥37,500 million	¥23,000 million

Reference: Projected net income per share for the year ending December 31, 2007 is ¥41.51, based on the number of outstanding shares as of December 31, 2006.

3. Dividends

Cash dividends	Annual Dividends per Share			Dividends Paid for the Year (million)	Payout Ratio	Dividends on Net Assets Ratio
	Interim	Year-End	Annual Dividends			
FY 2005 ended Dec.31, 2005	¥12.0	¥22.0	¥34.0	¥18,783	36.6%	5.2%
FY 2006 ended Dec.31, 2006	¥12.0	¥18.0	¥30.0	¥16,623	47.6%	4.5%
FY 2007 ended Dec.31, 2007 (Forecast)	Not determined	Not determined	Not determined			

Note: The Company bases its forecasts on assumptions that are believed to be reasonable under information available at the time of the forecasts. Actual results may materially differ from these forecasts due to potential risks and uncertainties.
For the issues related with the above forecasts, please refer to page Consolidated- 8.

Non-Consolidated Balance Sheet

(Millions of Yen)

Accounts	As of December 31, 2005			As of December 31, 2006			Change
Assets			%			%	
I Current assets:							
Cash and deposits		61,316			48,207		
Trade notes receivable		42			—		
Accounts receivable (*4)		117,253			105,081		
Marketable securities		68,645			81,894		
Merchandise		4,511			4,537		
Products		18,182			29,798		
Semi-finished goods		12,225			290		
Raw materials		11,613			1,699		
Work in progress		117			—		
Stored goods		130			—		
Pre-paid expenses		477			376		
Deferred tax assets		12,193			10,491		
Payments receivable (*4)		4,938			10,035		
Other		325			95		
Reserve for doubtful accounts		(344)			(200)		
Total current assets		311,629	70.3		292,308	67.0	(19,320)
II Fixed assets:							
1 Tangible fixed assets:							
Buildings	88,510			53,267			
Accumulated depreciation	51,095	37,414		29,807	23,460		
Structures	7,840			5,186			
Accumulated depreciation	5,576	2,264		3,682	1,504		
Machinery and equipment	59,042			17,116			
Accumulated depreciation	43,471	15,571		14,277	2,838		
Vehicles and transport equipment	242			75			
Accumulated depreciation	202	40		55	19		
Furniture and fixtures	31,706			27,142			
Accumulated depreciation	25,758	5,947		22,193	4,948		
Land		9,109			9,094		
Construction in progress		7,514			5,725		
Total tangible fixed assets		77,861			47,590		

(Millions of Yen)

Accounts	As of December 31, 2005			As of December 31, 2006			Change
2 Intangible fixed assets:			%			%	
Patent rights		31			26		
Trademark rights		3			3		
Software		4,008			3,468		
Other		916			817		
Total intangible fixed assets		4,959			4,315		
3 Investments and other assets:							
Investment securities		18,240			14,907		
Investments in subsidiaries and affiliates		6,111			57,643		
Investment in capital to affiliates		113			113		
Long-term loans		30			30		
Long-term loans to employees		2			0		
Long-term prepaid expenses		3,778			2,214		
Deferred tax assets		11,402			10,145		
Guarantee deposits		5,233			4,172		
Long-term receivables		2,153			1,695		
Other		1,810			1,146		
Reserve for doubtful accounts		(299)			(266)		
Total investments and other assets		48,576			91,802		
Total fixed assets		131,397	29.7		143,708	33.0	12,311
Total assets		443,026	100.0		436,017	100.0	(7,009)

(Millions of Yen)

Accounts	As of December 31, 2005			As of December 31, 2006			Change
Liabilities			%			%	
I Current liabilities:							
Accounts payable		20,914			25,287		
Accrued liabilities		2,360			259		
Accrued expenses (*4)		12,791			13,078		
Accrued income taxes		18,204			4,098		
Accrued consumption taxes		1,813			119		
Deposits		2,062			1,131		
Reserve for bonuses to employees		4,438			2,684		
Reserve for bonuses to directors		—			175		
Reserve for sales returns		43			55		
Reserve for sales rebates		1,884			2,919		
Accrued capital investment		11,100			5,116		
Other		193			425		
Total current liabilities		75,808	17.1		55,351	12.7	(20,457)
II Fixed liabilities:							
Bonds with warrant (*4)		901			300		
Convertible bonds		447			151		
Reserve for employees' retirement benefits		5,844			3,877		
Reserve for officers' retirement benefits		480			548		
Other		30			33		
Total fixed liabilities		7,704	1.8		4,912	1.1	(2,792)
Total liabilities		83,513	18.9		60,263	13.8	(23,249)
Shareholders' equity							
I Common stock (*1)		72,443	16.3		—	—	—
II Additional paid-in capital:							
1 Capital surplus	92,294			—			
2 Others							
Disposal benefit of treasury stock	1			—			
Total additional paid-in capital		92,296	20.8		—	—	—
III Retained earnings:							
1 Legal reserve	6,480			—			
2 Voluntary earned reserve							
Reserve for deferred capital gain	1,168			—			
Special reserve	135,220			—			
3 Unappropriated deficit for the current year	55,734			—			
Total retained earnings		198,603	44.8		—	—	—
IV Net unrealized gain on securities		3,781	0.9		—	—	—
V Treasury stock, at cost (*2)		(7,611)	(1.7)		—	—	—
Total shareholders' equity		359,513	81.1		—	—	—
Total liabilities and shareholders' equity		443,026	100.0		—	—	—

(Millions of Yen)

Accounts	As of December 31, 2005			As of December 31, 2006			Change
Net assets			%			%	
I Shareholders' equity		—	—		72,893	16.7	—
1 Common stock							
2 Additional paid-in capital							
1.Capital surplus	—			92,741			
2.Other							
Gain on disposition of treasury stocks	—			5			
Total additional paid-in capital		—	—		92,747	21.3	—
3 Retained earnings							
1. Legal reserve	—			6,480			
2. Other							
Reserve for advanced depreciation of fixed assets	—			1,002			
Special reserve	—			149,220			
Retained earnings carried forward	—			57,765			
Total retained earnings		—	—		214,468	49.2	—
4 Treasury stock, at cost		—	—		(7,590)	(1.7)	—
Total shareholders' equity		—	—		372,517	85.5	—
II Valuation and translation adjustments							
Net unrealized gain on securities		—	—		3,236	0.7	—
Total valuation and translation adjustments		—	—		3,236	0.7	—
Total net assets		—	—		375,753	86.2	—
Total liabilities and net assets		—	—		436,017	100.0	—

Non-Consolidated Statement of Income

(Millions of Yen)

Accounts	FY 2005.12 (Jan. 1, 2005 – Dec. 31, 2005)			FY 2006.12 (Jan. 1, 2006 – Dec. 31, 2006)			Change
			%			%	
I Net sales:							
Product sales	268,691			261,071			
Merchandise sales	45,833	314,524	100.0	49,469	310,541	100.0	(3,982)
II Cost of sales:							
1 Inventory of merchandise and products at beginning of year	33,485			22,694			
2 Merchandise procured	31,931			35,697			
3 Cost of production (*4,6)	72,397			107,033			
4 Transfer from other accounts (*1)	5,528			4,369			
Total	143,343			169,794			
5 Transfer to other accounts (*2)	2,019			3,330			
6 Inventory of merchandise and products at end of year	22,694			34,336			
Total	24,713	118,629	37.7	37,666	132,127	42.5	13,498
Gross profit		195,894	62.3		178,413	57.5	(17,481)
Reversal of reserve for sales returns		67			43		
Reserve for sales returns		43			55		
Net gross profit		195,918	62.3		178,401	57.4	(17,516)
III Selling, general and administrative expenses :							
Advertising and public relations expenses	131			68			
Sales promotion expenses	11,673			10,800			
Salaries and benefits	22,789			24,592			
Welfare expenses	6,869			7,616			
Reserve for bonuses to employees	2,787			1,816			
Reserve for bonuses to directors	—			175			
Retirement benefit expenses	1,233			576			
Reserve for officers' retirement benefits	98			82			
Travel and transportation expenses	3,995			4,396			
Depreciation and amortization expenses	1,407			1,916			
R & D expenses (*3, 6)	49,885			54,673			
Other	23,022	123,894	39.4	22,180	128,895	41.5	5,001
Operating income		72,024	22.9		49,506	15.9	(22,518)

(Millions of Yen)

Accounts	FY 2005.12 (Jan. 1, 2005 – Dec. 31, 2005)			FY 2006.12 (Jan. 1, 2006 – Dec. 31, 2006)			Change
IV Non-operating income:			%			%	
Interest income (*4)	217			182			
Negotiable securities interest income	68			153			
Dividend income (*4)	352			1,169			
Real estate lease payments (*4)	398			533			
Life insurance dividends received	404			352			
Patent royalties (*4)	2,301			2,573			
Gain on redemption of reserve for doubtful accounts	314			146			
Gain on foreign exchange	22			—			
Gain on derivatives	946			476			
Other (*4)	1,362	6,388	2.0	1,649	7,236	2.3	848
V Non-operating expenses:							
Interest expense	218			163			
Interest payments on corporate bonds	32			5			
Loss on disposal of fixed assets (*5)	325			387			
Reserve for doubtful accounts	30			6			
Loss on inventories	779			342			
Loss on derivatives	—			1,377			
Other	967	2,354	0.7	881	3,164	1.0	810
Recurring profit		76,057	24.2		53,578	17.3	(22,479)
VI Extraordinary gain:							
Gain on the return of substituted portion of welfare pension plan (*7)	10,717			—			
Fee of licensing agreement (*8)	1,667			550			
Profit from sale of fixed assets (*9)	750			—			
Gain on sales of marketable securities	—			2,230			
Gains on settlement due to office realignments (*10)	—	13,135	4.2	813	3,594	1.2	(9,541)
VII Extraordinary loss:							
Office closing costs (*11)	6,337			—			
Impairment loss (*12)	2,194			106			
Loss on office realignment costs (*13)	—			1,164			
Loss on sales of fixed assets (*14)	—	8,531	2.7	245	1,516	0.5	(7,014)
Income before income taxes		80,661	25.6		55,655	17.9	(25,005)
Income taxes:							
Current	27,976			17,418			
Deferred	1,318	29,294	9.3	3,329	20,747	6.7	(8,546)
Net income		51,367	16.3		34,907	11.2	(16,459)
Retained earnings at beginning of year		10,979			—		
Interim dividends		6,611			—		
Appropriation of retained earnings		55,734			—		

Manufacturing Costs

(Millions of Yen)

Accounts	FY 2005.12 (Jan. 1, 2005 — Dec. 31, 2005)			FY 2006.12 (Jan. 1, 2006 — Dec. 31, 2006)			Change
			%			%	
I Raw materials		53,311	71.2		23,060	21.9	(30,251)
II Labour		6,339	8.5		2,718	2.6	(3,621)
III Expenses							
Outside processing	5,382			76,124			
Depreciation	4,208			1,066			
Other	5,587	15,178	20.3	2,429	79,620	75.5	64,441
Total manufacturing expenses		74,830	100.0		105,398	100.0	
Work in progress, semi-finished goods, and inventories at beginning of year		12,436			12,342		
Total		87,267			117,741		
Transfers to other accounts		2,526			10,417		
Work in progress, semi-finished goods, and inventories at end of year		12,342			290		
Total manufacturing costs		72,397			107,033		

Appropriation of Net Income

(Millions of Yen)

Accounts	FY 2005.12 (Jan. 1, 2005 - Dec. 31, 2005)	
I Appropriation of retained earnings at beginning of year		55,734
II Reversal of retained earnings		
Reserve for advances depreciation of fixed assets	92	92
Total		55,827
III Appropriation of earnings:		
Dividends	12,171	
Bonuses to directors	222	
Voluntary earned reserve		
General reserve	14,000	26,393
IV Appropriation of retained earnings carried forward		29,433

The Company paid interim dividends of ¥12 per share and year-end dividends of ¥ 22 per share including special dividends of ¥ 10 per share. (Total dividends for the fiscal year 2005: ¥ 34 per share)

Non-Consolidated Statement of Changes in Net Assets

FY 2006. 12 (Jan. 1, 2006 – Dec. 31, 2006) (Millions of Yen)

	Shareholders' equity						
	Common stock	Additional paid-in capital		Retained earnings			
		Capital surplus	Other	Legal reserve	Other retained earnings		
					Reserve for advanced depreciation of fixed assets	Special reserve	Retained earnings carried forward
Balance as of December 31, 2005	72,443	92,294	1	6,480	1,168	135,220	55,734
Changes:							
New stocks issuance	449	447					
Reversal of reserve for advanced depreciation of fixed assets					(166)		166
Voluntary earned reserve - special reserve						14,000	(14,000)
Dividends paid							(18,821)
Bonuses to directors							(222)
Net income							34,907
Purchase of treasury stocks							
Deposition of treasury stocks			3				
Net changes except for shareholders' equity							
Net changes	449	447	3	—	(166)	14,000	2,031
Balance as of December 31, 2006	72,893	92,741	5	6,480	1,002	149,220	57,765

(Millions of Yen)

	Shareholders' equity		Valuation and translation adjustments	Total net assets
	Treasury stock	Total stockholders' equity	Net unrealized gain on securities	
Balance as of December 31, 2005	(7,611)	355,731	3,781	359,513
Changes:				
New stocks issuance		897		897
Reversal of reserve for advanced depreciation of fixed assets		—		—
Voluntary earned reserve - special reserve		—		—
Dividends paid		(18,821)		(18,821)
Bonuses to directors		(222)		(222)
Net income		34,907		34,907
Purchase of treasury stocks	(29)	(29)		(29)
Deposition of treasury stocks	50	53		53
Net changes except for shareholders' equity			(545)	(545)
Net changes	21	16,785	(545)	16,240
Balance as of December 31, 2006	(7,590)	372,517	3,236	375,753

Significant Accounting Policies

FY 2005.12 (Jan. 1, 2005 - Dec. 31, 2005)	FY 2006.12 (Jan. 1, 2006 - Dec. 31, 2006)
1. Basis and method for valuation of securities Held-to-maturity securities: Held-to-maturity debt securities are stated by the amortized cost method. Investments in subsidiaries and affiliates: Investments in subsidiaries and affiliates are stated at cost determined by the moving average method. Other securities: - Securities with market value are stated at fair value at closing date for the fiscal year, and changes in fair value are recorded as a separate component of shareholders' equity at an amount net of tax, and the moving average method is used to calculate the original cost. - Securities without market value are stated at cost determined by the moving average method.	1. Basis and method for valuation of securities Held-to-maturity securities: Held-to-maturity debt securities are stated by the amortized cost method. Investments in subsidiaries and affiliates: Investments in subsidiaries and affiliates are stated at cost determined by the moving average method. Other securities: - Securities with market value are stated at fair value at closing date for the fiscal year, and changes in fair value are recorded as a separate component of net assets at an amount net of tax, and the moving average method is used to calculate the original cost. - Securities without market value are stated at cost determined by the moving average method.
2. Basis of valuation of derivatives Derivatives are revaluated by the market value method.	2. Basis of valuation of derivatives Same as in the left.
3. Inventories - Inventories other than work in process are presented at cost determined principally by the average method. - Work in process is stated at cost determined principally by the first-in, first-out method.	3. Inventories Same as in the left.
4. Method of depreciation a. Tangible fixed assets Depreciation of tangible fixed assets is calculated by the declining-balance method. b. Intangible fixed assets Depreciation of intangible fixed assets is calculated by the straight-line method. Depreciation of software for internal use is calculated based on the usable period (five years).	4. Method of depreciation Same as in the left
5. Accounting for deferred assets Expenses of new stock issued are accounted for as the full amount at the time of the expenditure.	5. Accounting for deferred assets Same as in the left.
6. Accounting for important reserves a. Reserve for doubtful accounts In order to prepare for losses of bad credits such as account receivables or loans and for revaluation losses on financial instruments, except valuation losses on securities, the reserve for doubtful accounts is provided for at an uncollectable amount based on the historical percentage of credit losses for general credits, and is provided for at an amount that is estimated individually considering these possibilities of collection for bad credits that is highly possible to loss and these possibilities of future loss on financial instruments.	6. Accounting for important reserves a. Reserve for doubtful accounts Same as in the left.
b. Reserve for bonuses to employees The reserve for bonuses to employees is presented at an estimated amount of the liability for bonuses incurred for the fiscal year.	b. Reserve for bonuses to employees Same as in the left.
c. ―――――	c. Reserve for bonuses to directors The reserve for bonuses to directors is presented at an estimated amount of the liability for bonuses incurred for the fiscal year.
d. Reserve for sales returns The reserve for sales returns is calculated by multiplying a sales credit at the end of the fiscal year by the ratio of returns to sales of the latest two fiscal years and by the ratio of current sales profit for the fiscal year, in order to prepare for a loss arising from sales returns subsequent to the balance sheet date.	d. Reserve for sales returns Same as in the left.
e. Reserve for sales rebates The reserve for sales rebates is computed based on the sales amount in order to prepare for any expenditure on sales rebates subsequent to this fiscal year.	e. Reserve for sales rebates Same as in the left.

FY 2005.12 (Jan. 1, 2005 - Dec. 31, 2005)	FY 2006.12 (Jan. 1, 2006 - Dec. 31, 2006)
f. Reserve for employees' retirement benefits The reserve for employees' retirement benefits is stated at the amount required to cover the liabilities as of the balance sheet date, based on the Company's estimate of its liability for retirement benefits and plan assets as of the balance sheet date. Prior service cost is being amortized as incurred by the declining-balance method over 10 years which is shorter than the average remaining years of service of the eligible employees. Actuarial gain and loss are amortized by the declining-balance method over 10 years which is shorter than the average period of the remaining years of service of the eligible employees and are amortized from following year in which the gain or loss is recognized. (Additional information) Return of substituted portion of welfare pension plan to the government The Company received approval of the return of the pension plan assets related to prior employee services with respect to the substituted portion of welfare pension plan. The approval was received from the Minister of Health, Labour and Welfare on August 1, 2005, and the Company returned the amount of pension plan assets (minimum legal reserve) to the government on November 16, 2005, in accordance with the enforcement of the Defined-Benefit Corporate Pension Law. The amount affecting the current income statement was ¥10,717 million, and was recorded as an extraordinary gain.	f. Reserve for employees' retirement benefits The reserve for employees' retirement benefits is stated at the amount required to cover the liabilities as of the balance sheet date, based on the Company's estimate of its liability for retirement benefits and plan assets as of the balance sheet date. Prior service cost is being amortized as incurred by the declining-balance method over 10 years which is shorter than the average remaining years of service of the eligible employees. Actuarial gain and loss are amortized by the declining-balance method over 10 years which is shorter than the average period of the remaining years of service of the eligible employees and are amortized from following year in which the gain or loss is recognized.
g. Reserve for officers' retirement benefits The reserve for officers' retirement benefits is recorded at an amount based on management's estimate, which would be required to be paid if all officers resigned as of the balance sheet date on the basis of the Company's internal regulations.	g. Reserve for officers' retirement benefits Same as in the left.
7. Accounting for lease transactions Non-cancelable lease transactions are primarily accounted for as operating leases (whether such leases are classified as operating or finance leases) except that lease agreements that stipulate the transfer of ownership of the leased assets to the lessee are accounted for as finance leases.	7. Accounting for lease transactions Same as in the left.
8. Other Income and expenses for the Company and its domestic subsidiaries are recorded at net of consumption taxes.	8. Other Same as in the left.

Changes in Accounting Policies

FY 2005.12 (Jan. 1, 2005 - Dec. 31, 2005)	FY 2006.12 (Jan. 1, 2006 - Dec. 31, 2006)
Impairment accounting for fixed assets The Company adopted early impairment accounting standards from the fiscal year 2005. These standards are based on the "Report on Accounting Standards for Impaired Fixes Assets", published by the Business Accounting Council on August 9, 2002, and the "Implementation Guidelines on Accounting Standards for Impaired Fixes Assets" in the "Accounting Standard Implementation Guideline No. 6", published by the Accounting Standards Board of Japan on October 31, 2003. From the fiscal year closing on March 31, 2004, these standards are applicable on its fiscal statements. This caused a loss of ¥2,194 million in the income before income taxes. Accumulated impairment losses are deducted directly from the value of each asset according to the revised regulations of financial statements.	-------------------

FY 2005.12 (Jan. 1, 2005 - Dec. 31, 2005)	FY 2006.12 (Jan. 1, 2006 - Dec. 31, 2006)
------------	Accounting standard for employees' pension and retirement benefits The Company adopted new accounting standard, "Partial Revision of Accounting Standards for Retirement Benefits" (Accounting Standard Statement No.3, issued on March 16, 2005) and "Implementation Guidance for Partial Revision of Accounting Standard for Retirement Benefits" (Accounting Standard Guidance No.7, issued on March 16, 2005) from the fiscal period under review. The effect of this adoption was to increase operating income, recurring profit and net income before income taxes by ¥479 million.
------------	Accounting standard for bonuses to directors "The Company adopted new accounting Standard, "Accounting Standard for Directors' Bonus" (Accounting Standard Statement No. 4, issued on November 29, 2005) from the fiscal period under review. This adoption resulted in the decrease of operating income, recurring profit and net income before income taxes by ¥175 million.
------------	Accounting standard for net assets of balance sheet The Company adopted new accounting standard, "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Accounting Standard Statement No.5, issued on December 9, 2005) and "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Accounting Standard Guidance No.8, issued on December 9, 2005) from the period under review. Total amount of conventional net assets was ¥375,753 million. Due to corporate law regarding financial statements, net assets in the balance sheet was shown based on the revised regulation.

Additional Information

FY 2005.12 (Jan. 1, 2005 - Dec. 31, 2005)	FY 2006.12 (Jan. 1, 2006 - Dec. 31, 2006)
Pro forma standard taxation The pro forma standard taxation system was introduced from the fiscal year starting on and after April 1, 2004, based on the "Law for Partial Revision of Local Tax Law, etc." (Code 9 of 2003) issued on March 31, 2003. The Company included business tax on value added and on capital in selling, general, and administrative expenses, according to "Practical Treatment for Representation of Pro Forma Part of Business Tax on Income Statement" (in the Report of Practical Compliance, No. 12 issued on February 13, 2004 by the Corporate Accounting Standard Committee). As a result of this, selling, general, and administrative expenses increased by ¥819 million, and operating income, recurring profit, and net income before tax decreased by ¥819 million.	------------

Notes

1. Notes to the Non-Consolidated Balance Sheet

FY 2005.12 (As of December 31, 2005)	FY 2006.12 (As of December 31, 2006)
(1) Corporate stock Authorized stock: Common stock 799,805,050 When the retirement of corporate stock is carried out according to the articles of an association regulation, the Company can reduce stock corresponding to the numbers of stock which the Company issues. The numbers of stock issued: Common stock 558,655,824	(1) -------------------
(2) Treasury stock The number of treasury stock that the Company retained was of 5,386,584 shares.	(2) -------------------
(3) Dividends restriction The value of net assets was ¥3,827 million, according to the 3rd clause of the Article 124 of enforcement regulation of the Japanese Commercial Code.	(3) -------------------
(4) Notes for related companies Excluding separated accounts in the non-consolidated balance sheet, the accounts including related companies transactions are as follows; (Millions of Yen) Accounts receivable 796 Accrued expenses 498 Bonds with warrant 901	(4) Notes for related companies Excluding separated accounts in the non-consolidated balance sheet, the accounts including related companies transactions are as follows; (Millions of Yen) Accounts receivable 1,302 Payments receivable 5,281 Accrued expenses 1,336 Bonds with warrant 300
(5) Contingent liabilities Guarantees of loans of employees ¥811 million	(5) Contingent liabilities Guarantees of loans of employees ¥686 million
(6) Commitment line (loan framework) contract The Company maintains commitment line contracts with thirteen financial institutions in order to allow the efficient procurement of working capital. The balances of loans, etc in the balance sheet date was as follows; (Millions of Yen) Total commitments 30,000 Commitments used — Commitments unused 30,000	(6) Commitment line (loan framework) contract The Company maintains commitment line contracts with thirteen financial institutions in order to allow the efficient procurement of working capital. The balances of loans, etc in the balance sheet date was as follows; (Millions of Yen) Total commitments 30,000 Commitments used — Commitments unused 30,000

2. Notes to the Non-Consolidated Statement of Income

FY 2005.12 (Jan. 1, 2005 - Dec. 31, 2005)	FY 2006.12 (Jan. 1, 2006 - Dec. 31, 2006)
(1) This is mainly due to patent royalties and re-packaging cost.	(1) Same as in the left.
(2) This is mainly due to SG&A expenses and transfer to semi-finished goods.	(2) This is mainly due to transfer to SG&A expenses.
(3) Research and development expenses included in reverse of reserve and depreciation are as follows: (Millions of Yen) Reserve for bonuses to employees 1,231 Retirement benefit expenses 377 Depreciation 5,649	(3) Research and development expenses included in reverse of reserve and depreciation are as follows: (Millions of Yen) Reserve for bonuses to employees 752 Retirement benefit expenses 326 Depreciation 4,930
(4) Notes for related companies Income of related companies included in "non-operating income" was as follows: Patent royalties ¥1,034 million Furthermore, excluding the above, interest income, dividend income, real estate lease payment and other non-operating income amounted to ¥570 million.	(4) Notes for related companies Cost of related companies included in "cost of sales" was as follows: Cost of production Outside Processing ¥67,284 million Income of related companies included in "non-operating income" was as follows: Patent royalties ¥1,228 million Dividend income ¥1,000 million Furthermore, excluding the above, interest income, real estate lease payment and other non-operating income amounted to ¥712 million.
(5) Significant components of "loss on disposal of fixed assets" are as follows: (Millions of Yen) Buildings 91 Machinery and equipment 106 Furniture and fixtures 111	(5) Significant components of "loss on disposal of fixed assets" are as follows: (Millions of Yen) Buildings 157 Machinery and equipment 41 Furniture and fixtures 167
(6) Research and development expenses included in SG&A and manufacturing costs: ¥49,885 million	(6) Research and development expenses included in SG&A and manufacturing costs: ¥54,673 million
(7) Gain on the return of substituted portion of welfare pension plan As the Defined Benefit Pension Plan law took effect, the Company was approved for returning the substituted portion of the welfare pension plan (prior services) by the Ministry of Health, Labour and Welfare as of August 1, 2005. This is due to its return.	(7) --------------------
(8) Fee for licensing agreement Milestone payment received based on the licensing agreement related to the co-development and co-marketing of MRA.	(8) Fee for licensing agreement This is mainly arising from a lump-sum payment based on a contract for the co-development and co-marketing of R484.
(9) Gain on sales of fixed assets The profit was from the sale of land, buildings, etc. of the former Kagamiishi plant, and the sale of land of the former Matsunaga Plant.	(9) ------------------
(10) ---------------	(10) Gains on settlement due to office realignments These gains included the following: (a) Although the Company made the decision in the previous fiscal year to tear down certain buildings and other structures at its Tsukuba Research Center, an offer to purchase these facilities was received, and the Company sold these to another party without removing them. (b) The expenses that the Company expected to incur in connection with the relocation of its Head Office building, consisting of costs related to restoring the property to its original condition, were lower than expected.
(11) Office closing costs This is mainly due to the retirement of equipment, etc. In addition, the Company depreciated extraordinarily ¥3,252 million to express reasonable book value, with respect to the Ukima Plant and the Kamakura Plant which the Company decided to close in fiscal 2005. This amount is included within these costs.	(11) --------------------

FY 2005.12 (Jan. 1, 2005 - Dec. 31, 2005)	FY 2006.12 (Jan. 1, 2006 - Dec. 31, 2006)
(12) Loss on impairment Although the Company has divided assets for business use into groups by business unit that generates funds continuously, the Company has treated the pharmaceutical business as one group because the Company conducts only pharmaceutical business. In addition, unutilized assets have been divided into groups. The following impairment losses were recognized for fiscal 2005.	(12) Loss on impairment During the fiscal year, the Company recorded a loss on the impairment of assets but details have not been included as they are immaterial.

(Millions of Yen)

Location	Use	Classification	Amount
Former Tsukuba Research Center (Niharu District, Ibaragi)	Pharmaceutical research	Building	1,396
		Land	359

The Tsukuba Research Center was closed as part of the restructuring of the research and development function during fiscal 2005 and it is now not being used. In addition, the Company decided to dispose of the buildings of this center because of the difficulty in reusing.
In relation with this, the Company reduced the buildings' book value to zero and the land's book value to net recoverable value. The net selling price, on the basis of the valuation price by the fixed property tax, was used as net recoverable value for the land.

(Millions of Yen)

Location	Use	Classification	Amount
Ukima Plant (Kita Ward, Tokyo)	Pharmaceutical production	Building	264
		Equipment	5
Kamakura Plant (Kamakura City, Kanagawa)	Pharmaceutical production	Building	131
		Other	0
Fujieda Plant (Fujieda City, Shizuoka)	Pharmaceutical production	Building	22
		Equipment	12

In connection with the launch of the restructuring production system for the purposes of thorough efficiency of manufacturing and the concentration of resources, it was decided to dispose of the utilized assets mentioned above and their book value was reduced to zero.

FY 2005.12	FY 2006.12
(13) -----------------	(13) Loss on office realignment costs This mainly arises from the restructuring of manufacturing.
(14) -----------------	(14) Loss on sales of fixed assets This arose from the sale of the former Tsukuba Research Center.

3. Notes to the Non-Consolidated Statement of Changes in Net Assets

FY 2006.12 (Jan. 1, 2006 – Dec. 31, 2006)

Type and number of treasury stocks

	Number of shares as of Dec. 31,2005	Number of shares increased in the current period	Number of shares decreased in the current period	Number of shares as of Dec. 31,2006
Common stock (*1,2)	5,386,584	12,289	35,700	5,363,173
Total	5,386,584	12,289	35,700	5,363,173

(Notes) 1. Treasury stocks are increased by 12,289 due to repurchase of fractional shares.

2. Treasury stocks are decreased by 35,700 due to additional purchase of fractional shares 300, and exercise of stock option 35,400.

4. Lease Transactions

FY 2005.12 (Jan. 1, 2005 - Dec. 31, 2005)

Finance lease transactions other than those which transfer ownership of the leased assets to the lessee were as follows:

(1) Acquisition costs, accumulated depreciation and net balance

(Millions of Yen)

	Acquisition cost	Accumulated depreciation	Net balance
Vehicles and transport equipment	74	25	48
Furniture and fixtures	2,499	1,387	1,111
Total	2,573	1,413	1,159

Acquisition cost includes interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

(2) Future minimum lease payments

(Millions of Yen)

Due within one year	482
Due over one year	677
Total	1,159

Future minimum lease payments include interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

(3) Lease payments and depreciation

(Millions of Yen)

Lease payments	595
Depreciation	595

(4) Depreciation of leased assets

Assuming that the residual values are nil, depreciation of leased assets is calculated over the relevant lease periods using the straight-line method.

FY 2006.12 (Jan. 1, 2006 - Dec. 31, 2006)

Finance lease transactions other than those which transfer ownership of the leased assets to the lessee were as follows:

(1) Acquisition costs, accumulated depreciation and net balance

(Millions of Yen)

	Acquisition cost	Accumulated depreciation	Net balance
Vehicles and transport equipment	74	38	35
Furniture and fixtures	1,791	887	904
Total	1,865	925	940

Acquisition cost includes interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

(2) Future minimum lease payments

(Millions of Yen)

Due within one year	393
Due over one year	546
Total	940

Future minimum lease payments include interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

(3) Lease payments and depreciation

(Millions of Yen)

Lease payments	515
Depreciation	515

(4) Depreciation of leased assets

Same as in the left.

5. Fair Value of Investments in subsidiaries and affiliates

As of December 31, 2005 and as of December 31, 2006

The Company has no investments in subsidiaries and affiliates that have fair-value.

6. Tax-Effect Accounting

FY 2005.12 (As of December 31, 2005)		FY 2006.12 (As of December 31, 2006)	
(1) Principal deferred tax assets and tax liabilities	(Millions of Yen)	(1) Principal deferred tax assets and tax liabilities	(Millions of Yen)
Deferred tax assets:		Deferred tax assets:	
Unrecognized reserve for retirement benefits	6,277	Unrecognized reserve for retirement benefits	5,516
Prepaid expenses for tax purposes	3,062	Prepaid expenses for tax purposes	4,379
Amortization of deferred charges in excess of limit for tax purposes	2,983	Amortization of deferred charges in excess of limit for tax purposes	2,341
Depreciation of fixed assets in excess of limit	2,719	Depreciation of fixed assets in excess of limit	1,877
Prepaid research equipment and others for tax purposes	1,868	Prepaid research equipment and others for tax purposes	1,435
Unrecognized reserve for bonuses to employees	1,792	Unrecognized reserve for sales rebates	1,178
Unrecognized outstanding enterprise tax	1,464	Unrecognized reserve for bonuses to employees	1,084
Unrecognized reserve for sales rebates	1,081	Unrecognized losses on securities	1,027
Unrecognized impairment losses	886	Unrecognized outstanding enterprise tax	318
Unrecognized losses on securities	833	Unrecognized reserve for officers' retirement benefits	222
Unrecognized reserve for officers' retirement benefits	194	Unrecognized impairment losses	44
Other	3,725	Other	4,392
Total deferred tax assets	26,884	Subtotal of total deferred tax assets	23,813
		Valuation reserve	(306)
		Total deferred tax assets	23,507
Deferred tax liabiities:			
Unrealized gain on securities	(2,560)		
Reserve for deferred capital gain	(728)	Deferred tax liabiities:	
Total deferred tax liabilities	(3,288)	Unrealized gain on securities	(2,191)
		Reserve for deferred capital gain	(679)
Net deferred tax assets	23,596	Total deferred tax liabilities	(2,870)
		Net deferred tax assets	20,637
(2) Significant components of difference between statutory tax rate and effective tax rate		(2) Significant components of difference between statutory tax rate and effective tax rate	
Statutory tax rate:	40.4%	Statutory tax rate:	40.4%
(Reconciliation)		(Reconciliation)	
Entertainment expenses, etc	1.7	Entertainment expenses, etc	2.5
Dividends received, etc	(0.1)	Dividends received, etc	(0.8)
Per capita inhabitant tax	0.1	Per capita inhabitant tax	0.2
Special tax deduction for research and development expenses	(5.3)	Special tax deduction for research and development expenses	(5.0)
Other	(0.5)	Other	0.0
Effective tax rate	36.3%	Effective tax rate	37.3%

7. Significant Subsequent Events

FY 2005.12 (As of December 31, 2005)	FY 2006.12 (As of December 31, 2006)
Chugai decided to spin-off the manufacturing function of four plants to its wholly owned subsidiary, Chugai Techno Business Co., Ltd., as of May 1, 2006. This decision was made by the Board of Directors on February 9, 2006 and the Company concluded the contract regarding absorption and division with the subsidiary. In addition, Chugai Techno Business Co., Ltd. plans to change its trade name to Chugai Pharma Manufacturing Co., Ltd. (1)Purposes of the separation The separation of the production function is part of the restructuring of the production system, a critical goal of the mid-term business plan "Sunrise 2010." The Chugai Group aims to maximize its value through pursuing further cost effectiveness and improvement of production technology. (2)Method of the separation The method is for Chugai Techno Business Co., Ltd., to absorb Chugai Pharmaceutical's production function as the surviving company. (3)Schedule of the separation The Board of Directors for approval of the separation — February 9, 2006 Signing the contract of the separation — February 9, 2006 The General Shareholders Meeting for approval of the separation — March 23, 2006 Execution of the separation — May 1, 2006 Registration of the separation — May 1, 2006 (4)Stocks issued for the separation The surviving company will issue 100 numbers of stock that will be allocated all to the Chugai Pharmaceutical Co., Ltd. (5)Rights and obligations succeeded by Chugai Techno Business Co., Ltd. The surviving company will succeed assets related to pharmaceutical production and other rights and obligations in Utsunomiya plant, Ukima plant, Kamakura plant and Fujieda plant from the Company. The surviving company will not succeed liabilities on the balance sheet. (6)Condition of the separating function a. Manufacturing function Utsunomiya plant, Fujieda plant, Ukima plant and Kamakura plant b. Assets and amounts subject to the separation (As of December 31, 2005) (Millions of Yen) Current assets 25,012 Fixed assets 33,892	----------------------

Changes to Directors and Corporate Auditors
(As of March 23, 2007)

1. Changes to Representative Directors

There is no change to Representative Directors scheduled.

2. Changes to Directors and Corporate Auditors

(To be voted on at the March 23, 2007 General Meeting of Shareholders)

<Candidate for New Corporate Auditor>

Shigetoshi Matsumoto Corporate Auditor <Full-time>
(Current: General Manager of Audit Dept. of this company)

<Retirement of Corporate Auditor>

Takao Honma (Current: Corporate Auditor <Full-time>)

Supplementary Materials for Consolidated Financial Results for Fiscal Year ended December 31, 2006

CHUGAI PHARMACEUTICAL CO., LTD.

A member of the Roche group

Financial Highlights

(Millions of Yen)

	FY2003.12*2	FY2004.12	FY2005.12	FY2006.12	Change (%)	FY2007.12 (Forecasts)*3
Net Sales	232,748	294,670	327,155	326,109	(0.3)	332,000
Cost of Sales *1	83,541	111,107	119,423	133,085	11.4	133,000
(%)	35.9	37.7	36.5	40.8		40.1
SG&A Expenses	62,963	83,900	78,504	80,067	2.0	89,000
(%)	27.0	28.5	24.0	24.6		26.8
R&D Expenses	43,524	48,165	50,058	54,609	9.1	57,500
(%)	18.7	16.3	15.3	16.7		17.3
Operating Income	42,719	51,497	79,168	58,347	(26.3)	52,500
(%)	18.4	17.5	24.2	17.9		15.8
Recurring Profit	43,947	51,990	82,091	60,922	(25.8)	52,500
(%)	18.9	17.6	25.1	18.7		15.8
Net Income	28,445	34,117	53,632	38.417	(28.4)	31,000
(%)	12.2	11.6	16.4	11.8		9.3

Notes: 1.Cost of sales includes the provision for returned goods.

2.The period ended December 31, 2003, actually refers to results for the period from April through December 2003. The notes will be abbreviated hereafter as the same applies to all.

3.The assumed exchange rates for the period ending December 31, 2007, are 1USD=¥109, 1EUR=¥141, 1GBP=¥205, and 1CHF=¥91.

Extraordinary Gains and Losses

Extraordinary Gains

(Millions of Yen)

	Amount	Description
Gain on sales of investment securities	2,230	–
Gains on settlement due to office realignments	813	These gains included the following: (1) Although the Company made the decision in the previous fiscal year to tear down certain buildings and other structures at its Tsukuba Research Center, an offer to purchase these facilities was received, and the Company sold these to another party without removing them. (2) The expenses that the Company expected to incur in connection with the relocation of its Head Office building, consisting of costs related to restoring the property to its original condition, were lower than expected.
Fee for Licensing Agreement	550	This is mainly arising from a lump-sum payment based on a contract for the co-development and co-marketing of R484.

Extraordinary Losses

(Millions of Yen)

	Amount	Description
Loss on office realignment costs	1,207	This is mainly arising from the restructuring of the manufacturing function.
Loss on sales of fixed assets	245	This is arising from the sales of former Tsukuba Research Center.
Impairment loss	106	The Company recorded a loss on the impairment of assets but details have not been included as they are immaterial.

Sales of Products

(Billions of Yen)*1

Product Name	FY2003.12	FY2004.12	FY2005.12		FY2006.12		FY2007.12 (Forecasts)		FY2005 10-12	FY2006 10-12	
				Change (%)		Change (%)	First half	Full year			Change (%)
Epogin	55.7	69.0	71.8	4.1	63.4	(11.7)	29.9	62.2	20.8	18.4	(11.5)
Tamiflu	11.6	8.6	35.2	309.3	38.0	8.0	12.8	29.2	11.9	16.2	36.1
Neutrogin	24.7	27.8	32.3	16.2	36.1	11.8	16.9	34.4	9.2	10.5	14.1
Rituxan	8.2	16.8	17.8	6.0	18.0	1.1	8.2	17.9	5.3	5.4	1.9
Sigmart	14.5	17.8	19.3	8.4	18.0	(6.7)	8.0	16.9	5.5	5.3	(3.6)
Alfarol	13.5	16.0	15.8	(1.3)	14.6	(7.6)	6.7	14.3	4.5	4.1	(8.9)
Herceptin	6.8	9.3	11.2	20.4	14.5	29.5	7.4	15.5	3.5	4.4	25.7
Evista *2	–	3.3	9.2	178.8	13.4	45.7	7.1	15.8	3.2	4.2	31.3
Kytril	9.2	11.0	12.2	10.9	12.9	5.7	6.3	13.7	3.6	3.8	5.6
Suvenyl	5.4	6.9	8.1	17.4	9.1	12.3	4.0	8.9	2.4	2.7	12.5
Oxarol	4.6	6.7	7.3	9.0	7.6	4.1	3.9	8.1	2.1	2.3	9.5
Furtulon	12.2	12.0	9.2	(23.3)	6.6	(28.3)	–	–	2.4	1.7	(29.2)
Rythmodan	6.4	7.5	7.2	(4.0)	6.6	(8.3)	3.0	6.3	2.0	1.8	(10.0)
Pegasys *3	0.2	6.4	8.0	25.0	5.8	(27.5)	2.7	6.9	2.3	1.4	(39.1)
Rocephin	3.7	4.6	5.4	17.4	5.5	1.9	2.8	5.8	1.5	1.6	6.7
Renagel *4	1.7	3.6	4.6	27.8	5.1	10.9	2.3	5.0	1.4	1.5	7.1
Euglucon *5	1.8	5.3	4.9	(7.5)	4.2	(14.3)	–	–	1.3	1.1	(15.4)
Cellcept	–	–	–	–	3.0	–	1.5	3.4	–	–	–
Xeloda *4	0.9	2.1	2.7	28.6	2.5	(7.4)	1.2	2.5	0.8	0.7	(12.5)
Actemra *6	–	–	–	–	0.4	–	–	–	–	–	–
Femara *7	–	–	–	–	0.3	–	0.3	0.7	–	–	–
Other *8	36.9	43.8	45.1	0.3	40.4	(10.4)	29.5	64.5	12.5	11.9	(4.8)
Nonprescription Products	14.6	16.2	–	(100.0)	–	–	–	–	–	–	–
Total	232.7	294.7	327.2	11.0	326.1	(0.3)	154.5	332.0	96.2	98.9	2.8
Prescription Pharmaceuticals	218.2	278.5	327.2	17.5	326.1	(0.3)	154.5	332.0	96.2	98.9	2.8
Domestic	201.4	260.0	303.7	16.8	297.7	(2.0)	142.8	309.0	89.9	90.9	1.1
Overseas	16.8	18.5	23.5	27.0	28.4	20.9	11.7	23.0	6.3	8.1	28.6

Notes:
1. Figures are rounded to the nearest ¥100 million. The percentages are calculated based on the founded numbers.
2. Launched in May 2004
3. Launched in December 2003
4. Launched in June 2003
5. The Company took over the sales and marketing rights of this product in October 2003.
6. Launched in June 2005
7. Launched in May 2006
8. FY 2007.12 includes patent royalty income etc..

Balance Sheets

(Millions of Yen)

	As of 2003.12.31	As of 2004.12.31	As of 2005.12.31	As of 2006.12.31
Cash and Deposits	36,226	57,380	74,380	68,332
Trade Notes and Accounts Receivable	113,861	104,685	118,873	105,897
Marketable Securities	30,694	39,937	68,645	81,894
Inventories	53,156	57,916	47,440	61,531
Other Current Assets	21,564	15,016	19,098	20,004
Total Current Assets	255,504	274,937	328,439	337,661
Tangible Fixed Assets	91,969	90,051	79,459	85,150
Intangible Fixed Assets	3,373	2,791	6,136	5,131
Investments and Other Assets	54,349	43,669	42,407	34,180
Total Fixed Assets	149,693	136,512	128,003	124,462
Total Assets	405,197	411,449	456,442	462,124
Notes and Accounts Payable	20,709	19,164	20,989	28,134
Other Current Liabilities	35,595	44,191	57,478	37,133
Total Current Liabilities	56,304	63,356	78,468	65,268
Fixed Liabilities	51,272	25,783	7,975	5,252
Total Liabilities	107,576	89,139	86,443	70,520
Minority Interests *	903	1,462	1,692	–
Common Stock	68,237	70,531	72,443	72,893
Additional Paid-in Capital	88,099	90,387	92,296	92,747
Retained Earnings	144,062	164,854	206,834	226,209
Treasury Stock, at Cost	(5,936)	(7,616)	(7,611)	(7,590)
Valuation and Translation Adjustments	2,254	2,688	4,343	5,339
Minority Interests *	–	–	–	2,006
Total Shareholders' Equity	296,717	320,846	368,306	–
Total Net Assets	–	–	–	391,604
Total Liabilities and Net Assets	405,197	411,449	456,442	462,124

Note: The company adopted new accounting standards "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Accounting Standard Statement No.5, issued on December 9, 2005) and "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Accounting Standards Guidance No.8, issued on December 9, 2005) from the period under review.

Performance Indicators

(Millions of Yen)

	FY2003.12	FY2004.12	FY2005.12	FY2006.12	FY2007.12 (Forecasts)
Return on Equity (ROE)	9.9%	11.0%	15.6%	10.1%	–
Return on Assets (ROA)	10.6%	12.7%	18.9%	13.3%	–
Net Income per Share [Basic]	¥51.73	¥62.27	¥97.00	¥69.35	¥55.94
Net Income per Share [Fully Diluted]	¥50.94	¥61.34	¥96.33	¥69.26	¥55.88
Net assets per Share	¥542.96	¥583.61	¥665.29	¥703.08	–
Equity Ratio	73.2%	78.0%	80.7%	84.3%	–
Payout Ratio	25.1%	28.9%	35.1%	43.3%	–

Capital Expenditures

(Millions of Yen)

	FY2003.12	FY2004.12	FY2005.12	FY2006.12	FY2007.12 (Forecasts)
Capital Expenditures	11,819	9,865	16,129	16,344	23,000
Depreciation	9,700	12,694	11,957	12,251	11,000

Major Capital Investments

(Millions of Yen)

Plants	Description of investment	Investment to-date	(Investment made in the fiscal year under review)	Total (planned) investment	Start of construction	Slated completion date
Utsunomiya Plant	Construction of antibody product manufacturing facilities (Second stage of construction)	9,472	413	9,564	March 2003	July 2007
Fujieda Plant	Solid pharmaceutical production lines and related facilities	9,682	4,898	21,800	August 2005	April 2009
Ukima and Fujieda Plants	Investigational drug synthesis and formulation facilities	4,397	3,379	9,000	December 2005	June 2008

Cash Flows

(Millions of Yen)

	FY2003.12	FY2004.12	FY2005.12	FY2006. 12
Net Cash (Used in) Provided by Operating Activities	(36,795)	51,494	64,663	40,538
Net Cash (Used in) Provided by Investing Activities	14,413	(15,211)	(35,459)	(29,370)
Net Cash Used in Financing Activities	(11,582)	(13,718)	(12,556)	(18,796)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(332)	170	353	1,580
Net increase (Decrease) in Cash and Cash Equivalents	(34,296)	22,736	16,999	(6,047)
Cash and Cash Equivalents at Beginning of Year	70,593	36,226	57,380	74,380
Cash Decrease Resulting from Exclusion of Subsidiaries from Consolidation	(70)	(1,581)	–	–
Cash and Cash Equivalents at End of Year	36,226	57,380	74,380	68,332

Convertible Bonds

Type	Balance of unredeemed bonds issued Amount	Redemption period	Redemption price*	Interest rate
No. 6 Series Unsecured Convertible Bonds	¥151 million [¥25,000million]	November 1, 1996 - September 29, 2008	¥762.50	1.05%

Note: - In connection with capital reduction with compensation, we adjusted the exercise price from ¥1,014.00 to ¥762.50 effective August 1, 2002.

- The total amount of convertible bonds converted from January 1, 2006, through December 31, 2006, was ¥296 million.
- As a result of this conversion, the total number of shares outstanding increased by a total of 388,177.

Corporate Bonds

Type	Balance of Unredeemed Bonds Issued amount	Exercise Period	Exercise Price	Interest rate
No. 1 Series Bonds with Warrants	¥300 million [¥43,883 million]	October 1, 2002 - September 29, 2008	¥1,338.5108	0.8969%

Note: - The total amount of corporate bonds converted from January 1, 2006, through December 31, 2006, was ¥601 million.

- As a result of this conversion, the total number of shares outstanding increased by a total of 449,112.

Number of Employees

	As of 2003.12.31	As of 2004.12.31	As of 2005.12.31	As of 2006.12.31	As of 2007.12.31 (Forecasts)
Number of Employees	5,680	5,327	5,357	5,962	6,340

Note: Number of employees includes staff seconded to companies outside the Group.

For Reference: Highlights (Non-Consolidated)

(Millions of Yen)

	FY2003.12	FY2004.12	FY2005.12	FY2006.12	FY2007.12 (Forecasts)
Net Sales	222,138	285,149	314,524	310,541	318,500
Cost of Sales *1	80,968	110,627	118,605	132,139	139,500
(%)	36.4	38.8	37.7	42.6	43.8
SG&A Expenses	59,139	79,770	74,008	74,222	85,000
(%)	26.6	28.0	23.5	23.9	26.7
R&D Expenses	43,580	48,043	49,885	54.673	57,000
(%)	19.6	16.8	15.9	17.6	17.9
Operating Income	38,451	46,707	72,024	49,506	37,000
(%)	17.3	16.4	22.9	15.9	11.6
Recurring Profit	40,380	47,591	76,057	53,578	37,500
(%)	18.2	16.7	24.2	17.3	11.8
Net Income	27,232	32,778	51,367	34,907	23,000
(%)	12.3	11.5	16.3	11.2	7.2
Return on Equity (ROE)	9.7%	10.8%	15.2%	9.5%	–
Return on Assets (ROA)	9.9%	12.0%	18.0%	12.2%	–
Net Income per Share [Basic]	¥49.51	¥59.82	¥92.89	¥63.02	41.51
Net Income per Share [Fully Diluted]	¥48.76	¥58.93	¥92.24	¥62.93	–
Net Assets per Share	¥532.36	¥572.25	¥649.40	¥678.10	–
Dividends per Share	¥13.00	¥18.00	¥34.00*3	¥30.00	–
Payout Ratio	26.3%	30.1%	36.6%	47.6%	–
Equity Ratio	73.6%	78.5%	81.1%	86.2%	–
Capital Expenditures	11,461	9,757	15,925	8,349	9,000
Depreciation	8,805	11,953	11,271	7,945	7,000
Number of Employees *2	4,977	4,713	4,821	5,156	5,350

Notes: 1.Cost of sales includes the provision for returned goods.

2.Number of employees includes staff seconded to subsidiaries and other companies.

3.The annual cash dividend per share for the year ended December 31, 2005, includes a special dividend of ¥10 per share.

For Reference:Sales of Products (Non-Consolidated)

(Billions of Yen)*1

Product Name	FY2003.12	FY2004.12	FY2005.12		FY2006.12		FY2007.12 (Forecasts)		FY2005. 10-12	FY2006. 10-12	
				Change (%)		Change (%)	First half	Full year			Change (%)
Epogin	55.7	69.0	71.8	4.1	63.4	(11.7)	29.9	62.2	20.8	18.4	(11.5)
Tamiflu	11.6	8.6	35.2	309.3	38.0	8.0	12.8	29.2	11.9	16.2	36.1
Rituxan	8.2	16.8	17.8	6.0	18.0	1.1	8.2	17.9	5.3	5.4	1.9
Sigmart	12.6	15.6	16.1	3.2	15.4	(4.3)	7.4	15.7	4.6	4.4	(4.3)
Alfarol	13.5	16.0	15.8	(1.3)	14.6	(7.6)	6.7	14.3	4.5	4.1	(8.9)
Herceptin	6.8	9.3	11.2	20.4	14.5	29.5	7.4	15.5	3.5	4.4	25.7
Evista *2	–	3.3	9.2	178.8	13.4	45.7	7.1	15.8	3.2	4.2	31.3
Kytril	9.2	11.0	12.2	10.9	12.9	5.7	6.3	13.7	3.6	3.8	5.6
Neutrogin	10.9	12.9	13.4	3.9	12.0	(10.4)	6.6	14.1	4.1	3.6	(12.2)
Suvenyl	5.4	6.9	8.1	17.4	9.1	12.3	4.0	8.9	2.4	2.7	12.5
Oxarol	4.6	6.7	7.3	9.0	7.6	4.1	3.9	8.1	2.1	2.3	9.5
Furtulon	12.2	12.0	9.2	(23.3)	6.6	(28.3)	–	–	2.4	1.7	(29.2)
Rythmodan	6.4	7.5	7.2	(4.0)	6.6	(8.3)	3.0	6.3	2.0	1.8	(10.0)
Pegasys *3	0.2	6.4	8.0	25.0	5.8	(27.5)	2.7	6.9	2.3	1.4	(39.1)
Rocephin	3.7	4.6	5.4	17.4	5.5	1.9	2.8	5.8	1.5	1.6	6.7
Renagel *4	1.7	3.6	4.5	25.0	5.0	11.1	2.3	5.0	1.4	1.5	7.1
Euglucon *5	1.8	5.3	4.9	(7.5)	4.2	(14.3)	–	–	1.3	1.1	(15.4)
Cellcept	–	–	–	–	3.0	–	1.5	3.4	–	–	–
Xeloda *4	0.9	2.1	2.7	28.6	2.5	(7.4)	1.2	2.5	0.8	0.7	(12.5)
Actemra *6	–	–	–	–	0.4	–	–	–	–	–	–
Femara *7	–	–	–	–	0.3	–	0.3	0.7	–	–	–
Other *8	36.0	42.4	43.7	3.1	38.9	(11.0)	29.2	63.5	12.1	11.6	(4.1)
Prescription Pharmaceuticals Total	201.4	260.0	303.7	16.8	297.7	(2.0)	143.3	309.5	89.9	90.9	1.1
Neutrogin	3.7	5.8	6.8	17.2	9.2	35.3	3.7	6.8	1.5	2.2	46.7
Sigmart	1.6	1.9	2.8	47.4	2.2	(21.4)	0.5	1.0	0.8	0.7	(12.5)
Ulcerlmin	0.8	1.0	1.2	20.0	1.3	8.3	0.4	1.0	0.3	0.2	(33.3)
Other	0.1	0.2	0.1	(50.0)	0.1	(0.0)	0.1	0.2	0.0	0.0	0.0
Export Products Total	6.1	9.0	10.8	20.0	12.8	18.5	4.7	9.0	2.6	3.1	19.2
Nonprescription Products	14.6	16.2	–	(100.0)	–	–	–	–	–	–	–

Notes: 1.Figures are rounded to the nearest ¥100 million.

2. Launched in May 2004

3.Launched in December 2003

4.Launched in June 2003

5. The Company took over the sales and marketing right of this product in October 2003.

6. Launched in June 2005

7. Launched in May 2006

8. FY2007.12 includes patent royalty income etc..

For reference:Outline of Principal Subsidiary and the State of Its Business Result
Chugai Pharma Marketing Ltd.

Outline

Established	1997
Location	London, United Kingdom
Business	Sale Administration*
Capital	£8,677,808 (December 2006)
Percentage of Ownership	100.0%

Note: Chugai Pharma Marketing Ltd.,oversees the sales and marketing operations of the Germany branch, Chugai Pharma France S.A.S., Chugai Pharma U.K. Ltd., and CHUGAI sanofi-aventis S.N.C.

Business Results

(Millions of Yen)

(Consolidated)	FY2005.12	FY2006.12
Net Sales	18,298	23,470
In local currency (in thousands)	*£89,812*	*£100,431*
Compared with the previous Interim Period	(127.5%)	(128.3%)
Net Income	2,614	3,754
In local currency (in thousand)	*£12,834*	*£16,067*
Compared with the Previous Interim Period	(168.5%)	(143.6%)

Note: Translations into yen are based on the rate on the day of settlement of accounts.
(for the period ended December 2005: £203.74; for the period ended December 2006: £233.70)

For reference: Product distribution structure


Chugai Pharmaceutical Co., Ltd.
Chugai Pharma Marketing Ltd. (U.K.)
(CPM)
CHUGAI sanofi-aventis S.N.C. (France)
(CPM ownership: 55%)
Chugai Pharma Marketing Ltd. the Germany branch
Chugai Pharma France S.A.S. (France)
Chugai Pharma U.K. Ltd.
Sanofi-Aventis Group, etc.
(Branch office of CPM)
(CPM ownership: 100%)
(CPM ownership: 100%)
Respective Markets

Development pipeline (as of February 7,2007)

Development code	Indication # Additional indication	Stage (date)	Generic name Product name Dosage form	Origin Overseas name (Collaborator)	Mode of Action
Oncology					
EPOCH	Chemotherapy-induced anemia #	Filed Dec.05	epoetin beta Epogin Injection	In-house	Recombinant human erythropoietin
R435	Colorectal cancer	Filed Apr.06	bevacizumab Avastin Injection	Roche /Genentech Avastin	Humanized anti-VEGF (Vascular Endothelial Growth Factor) monoclonal antibody
	Colon cancer (adjuvant)	Phase III Multinational study			
	Non-small cell lung cancer	Phase II			
R1415	Non-small cell lung cancer	Filed Apr.06	erlotinib Tarceva Tablet	OSI/Genentech/ Roche Tarceva	Epidermal growth factor receptor (EGFR/HER1) tyrosine kinase inhibitor
	Pancreatic cancer	Phase II			
R340	Colon cancer (adjuvant) #	Filed Mar.06	capecitabine Xeloda Tablet	Roche Xeloda	Antimetabolite, 5-FU derivative
	Colorectal cancer #	Phase II			
	Gastric cancer #	Phase II			
R597	Breast cancer (adjuvant) #	Filed Nov.06	trastuzumab Herceptin Injection	Roche /Genentech Herceptin	Humanized anti-HER2 monoclonal antibody
	Gastric cancer #	Phase III Multinational study			
MRA	Multiple myeloma	Phase II Overseas	tocilizumab Actemra Injection	In-house (Roche)	Humanized anti-human IL-6 receptor monoclonal antibody
		Phase I Overseas			
R744	Chemotherapy-induced anemia	Phase II	Injection	Roche Mircera	C.E.R.A. (Continuous erythropoietin receptor activator)
R1273	Non-small cell lung cancer	Phase I	pertuzumab Injection	Roche /Genentech Omnitarg	HER dimerization inhibitory humanized monoclonal antibody
TP300	Colorectal cancer	Phase I Overseas	Injection	In-house	Topoisomerase I inhibitor
Bone and Joint					
MRA	Rheumatoid arthritis #	Filed Apr.06 Japan	tocilizumab Actemra Injection	In-house	Humanized anti-human IL-6 receptor monoclonal antibody
		Phase III Overseas	tocilizumab Actemra Injection	In-house (Roche)	
	Systemic onset juvenile idiopathic arthritis (sJIA) #	Filed Apr.06 Japan	tocilizumab Actemra Injection	In-house	

Development code	Indication # Additional indication	Stage (date)	Generic name Product name Dosage form	Origin Overseas name (Collaborator)	Mode of Action
		Phase III Overseas	tocilizumab Actemra Injection	In-house (Roche)	
ED-71	Osteoporosis	Phase III	Oral	In-house	Activated Vitamin D derivative
R484	Osteoporosis	Phase II Completed	ibandronic acid Injection	Roche Boniva in US / Bonviva in EU (Taisho Pharmaceutical)	Bisphosphonate
		Phase II	ibandronic acid Oral		
Renal diseases					
R744	Renal anemia	Phase III	Injection	Roche Mircera	C.E.R.A. (Continuous erythropoietin receptor activator)
Cardio/Cerebro-vascular diseases					
SG-75	Acute heart failure #	Filed Jun.03	nicorandil Sigmart Injection	In-house	Potassium channel opener
AVS	Subarachnoidal hemorrhage	Filed Apr.95	nicaraven Antevas Injection	In-house	Hydroxyl radical scavenger
Transplant, Immunology and Infectious diseases					
R964	Chronic hepatitis C	Approved Jan.07	ribavirin Copegus Tablet	Roche Copegus	Anti-viral agent in combination with Pegasys
	Compensated liver cirrhosis caused by hepatitis C virus #	Phase II / III			
R442			peginterferon alfa-2a Pegasys Injection	Roche Pegasys	Peginterferon alfa-2a agent (recombinant)
MRA	Crohn's disease #	Phase II	tocilizumab Actemra Injection	In-house	Humanized anti-human IL-6 receptor monoclonal antibody
	Castleman's disease	Phase I Overseas	tocilizumab Actemra Injection	In-house (Roche)	
	Systemic lupus erythematosus (SLE)	Phase I Overseas			
Other diseases					
EPOCH	Predeposit of autologous blood transfusion #	Filed Mar.02	epoetin beta Epogin Injection	In-house	Recombinant human erythropoietin

Development code	Indication # Additional indication	Stage (date)	Generic name Product name Dosage form	Origin Overseas name (Collaborator)	Mode of Action
VAL	Post-hepatectomy/ Liver transplantation	Phase II Completed	valine Injection	In-house	Recovery of liver function
	Decompensated cirrhosis	Phase II	valine Oral		
GM-611	Diabetic gastroparesis	Phase I Completed Japan	mitemcinal Tablet	In-house	Motilin agonist Recovery of gastrointestinal motility
		Phase II Overseas			
	Irritable bowel syndrome (IBS)	Phase II Overseas			

Changes from the last announcement on October 24, 2006

Oncology

-R435	Joined Phase III multinational study (adjuvant colon cancer) Started Phase II (non-small cell lung cancer)
-R1415	Started Phase II (pancreatic cancer)
-R597	Preparing for filing → Filed (# adjuvant breast cancer)

Renal disease

-R744	Phase II → Phase III(renal anemia)

Transplant, Immunology and Infectious disease

-R964	Filed → Approved (chronic hepatitis C)

R&D Activities (Jan.1, 2006 – Feb. 7, 2007)

As for research activities, the Company saw progress as described below.

- The Company licensed-out to Roche three compounds, two in oncology and one in diabetes, from its research portfolio.

As for clinical development activities in Japan, the Company saw progress as described below:

Oncology

- In January 2006, the manufacturing and marketing approval for aromatase inhibitor CGS20267 (product name: Femara) was obtained by our partner, Novartis Pharma K.K., for the treatment of breast cancer in postmenopausal women, and the product was launched in May.
- In March 2006, we filed an application for R340 (product name: Xeloda) for monotherapy treatment in adjuvant colon cancer together with the application for global dosage and administration for breast cancer.
- In April 2006, we filed an application for manufacturing and marketing approval for epidermal growth factor receptor (EGFR/HER1) tyrosine kinase inhibitor R1415 (expected indication: non-small cell lung cancer). And in December 2006, we started Phase II clinical trials in pancreatic cancer.
- In April 2006, we filed an application for manufacturing and marketing approval for humanized anti-VEGF (vascular endothelial growth factor) monoclonal antibody R435 (expected indication: colorectal cancer). In November 2006, we joined the multinational Phase III clinical trials in adjuvant colon cancer. In December 2006, we started Phase II clinical trials in non-small cell lung cancer.
- In January 2006, we joined the multinational Phase III clinical trials (expected additional indication: gastric cancer), for Humanized anti-HER2 monoclonal antibody R597 (product name: Herceptin). In November 2006, we filed an application for additional indication of adjuvant breast cancer.

Bone and Joint Diseases

- In April 2006, we filed an application for humanized anti-human IL-6 receptor monoclonal antibody MRA (product name: Actemra) for additional indication of rheumatoid arthritis together with an application for systemic onset juvenile idiopathic arthritis (sJIA).
- In September 2006, we entered into an agreement with Taisho Pharmaceutical Co., Ltd, to co-develop and co-market bisphosphonate R484 (expected indication: osteoporosis) in Japan.
- The efficacy and safety of the recombinant parathyroid hormone (rhPTH1-34) CHS13340, a compound originally developed by Daiichi Asubio Pharma Co., Ltd., were confirmed in completed early Phase II clinical trials. However, as a result of a comprehensive review of our current development pipeline, Chugai decided to return the development and marketing rights to Daiichi Asubio Pharma Co., Ltd. Accordingly, the co-development agreement for the compound, signed between the Company and Daiichi Asubio Pharma Co., Ltd, was terminated.

Renal Diseases

- In May 2006, we filed an application for additional dosage and administration for recombinant human erythropoietin EPOCH (product name: Epogin) for hemodialysis patients.
- In January 2007, we started Phase III clinical trials of continuous erythropoietin receptor activator R744 (expected indication: renal anemia).

Transplant, Immunology and Infectious Diseases

- In January 2007, we obtained approval for the use of the anti-viral agent R964 (product name: Copegus) in combination with peginterferon alfa-2a agent R442 (product name: Pegasys) in chronic hepatitis C patients. In June 2006, we started phase II/III clinical trials for R442 and R964 targeting compensated liver cirrhosis caused by hepatitis C virus.
- In July 2006, we filed an application for a new formulation and additional dosage and administration for HIV protease inhibitor Invirase, and they were approved in September 2006.

Other Diseases

- In January 2006, we filed an application for additional dosage form, lotion, for psoriasis treatment, OCT (product name: Oxarol, marketed by Maruho Co., Ltd.).
- In April 2006, we obtained approval for recombinant human erythropoietin EPOCH (product name: Epogin) for additional indication of anemia in premature infants.
- In April 2006, we suspended the development for insulin sensitizer R483 (expected indication: type 2 diabetes), as no results to differentiate this compound from preceding agents were obtained in overseas studies conducted by Roche, the originator.

At present, we are awaiting the approval of applications filed for 10 themes under development (new molecular entities and additions of indications), including R435 (expected indication: colorectal cancer).

Also, as for clinical development activities overseas, the Company saw progress as described below.

- In September 2006, we started Phase I clinical trials for topoisomerase I inhibitor TP300, targeting colorectal cancer and other solid tumors, through Chugai Pharma Europe, in the U.K.

Currently running clinical trials in oncology field

Theme	Cancer Type	Title of Study	Regimen	Filing Date
R435 (bevacizumab)	Colorectal	Safety confirmation study of R435 (bevacizumab) in patients with metastatic colorectal cancer	FOLFOX4 + Avastin	Filed (Apr.06)
	Colorectal	Phase I/II study of R435 (bevacizumab) in patients with metastatic colorectal cancer	5FU+LV + Avastin	Filed (Apr.06)
	Colon (adjuvant)	AVANT study: A study of R435 (bevacizumab) added to various chemotherapy regimens in patients with colon cancer	FOLFOX4 ± Avastin XELOX + Avastin	2010 - 2012
	Non-small cell lung	Randomized, controlled study of R435 (bevacizumab) in patients with advanced / metastatic non-small cell lung cancer, exclusive of squamous cell carcinoma	carboplatin + paclitaxel ± Avastin	2008
R340 (capecitabine) Xeloda	Colorectal	Phase I/II Study of R340 (capecitabine), L-OHP (oxaliplatin) and R435 (bevacizumab) in advanced and/or metastatic colorectal cancer	XELOX + Avastin	2008
R1415 (erlotinib)	Pancreatic	A Phase II multicenter trial of gemcitabine in combination with R1415 (erlotinib) in patients with unresectable pancreatic cancer (locally advanced or metastatic)	gemcitabine + Tarceva	2009
R597 (trastuzumab) Herceptin	Breast (adjuvant)	HERA study: A study of intravenous R597 (trastuzumab) in women with HER2-positive primary breast cancer	± Herceptin	Filed (Nov.06)
	Gastric	ToGA study: A study of R597 (trastuzumab) in combination with chemotherapy compared with chemotherapy alone in patients with HER2-positive advanced gastric cancer	5FU + CDDP ± Herceptin Xeloda + CDDP ± Herceptin	2009

RECEIVED
2007 MAR 22 P 1:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FY2006 Consolidated Financial Overview

CHUGAI PHARMACEUTICALCO., LTD.

February 7/8, 2007

Forward-Looking Statements

This presentation may include forward-looking statements pertaining to the business and prospects of Chugai Pharmaceutical Co., Ltd. (the "Company"). These statements reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based on risks and uncertainties that may affect the Company's businesses.

Note: Amounts are rounded to the nearest 0.1 billion yen.
% is calculated based on amounts shown.

Financial Overview (Year on Year)

(Billion Yen)	Dec. 2005	Dec. 2006	Variance	(%)
Net Sales	327.2	326.1	-1.1	-0.3
Cost of Sales	119.4	133.1	+13.7	+11.5
% of Sales	36.5%	40.8%		
Selling & Admin Exp.	78.5	80.1	+1.6	+2.0
% of Sales	24.0%	24.6%		
R&D Exp.	50.1	54.6	+4.5	+9.0
% of Sales	15.3%	16.7%		
Operating Income	79.2	58.3	-20.9	-26.4
% of Sales	24.2%	17.9%		
Recurring Profit	82.1	60.9	-21.2	-25.8
% of Sales	25.1%	18.7%		
Net Income	53.6	38.4	-15.2	-28.4
% of Sales	16.4%	11.8%		

(Billion yen)

>Net Sales -1.1 (-0.3%)
Refer to P.4

>Operating Income -20.9 (-26.4%)
Refer to P.5

>Recurring Profit -21.2 (-25.8%)

>Net Income -15.2 (-28.4%)

Net Sales (Year on Year)



(Billion Yen)
TAMIFLU Ordinary Sales
New Products
+2.3
-8.4
Overseas
EPOGIN
-2.7
+4.9
Other Domestic
-21.5
+24.2
327.2
TAMIFLU Govt. Stock etc.
326.1
-1.1 (-0.3%)
Dec. 2005
Dec. 2006

<Breakdown of Net Sales>

(Billion Yen)		Dec.2005	Dec.2006	Variance	(%)
Net Sales		327.2	326.1	-1.1	-0.3
TAMIFLU	Ordinary Sales	35.1	13.6	-21.5	-61.3
TAMIFLU	Govt. Stock etc.	0.2	24.4	+24.2	n.a
TAMIFLU	Total	35.2	38.0	+2.8	+8.0
Net Sales excl. TAMIFLU		292.0	288.2	-3.8	-1.3
*New Products (Domestic)		24.4	26.7	+2.3	+9.4
EPOGIN		71.8	63.4	-8.4	-11.7
Other Domestic		172.3	169.6	-2.7	-1.6
Overseas		23.5	28.4	+4.9	+20.9

*New products: products launched since 2003
excl. ACTEMRA (launched in Jun. 2005)
FEMARA (launched in May 2006)

Operating Income (Year on Year)

(Billion Yen)



79.2
-14.8
Decrease in Gross Profit
Increase in Selling & Admin. exp.
-1.6
-4.5
Increase in R&D exp.
58.3
-20.9 (-26.4%)
Dec.2005
Dec.2006

(Billion yen)

>Operating income -20.9

- Decrease in Gross Profit -14.8
  NHI Price Cut, etc.
  Product-mix change
- Increase in Selling & Admin. Exp. -1.6
  Headcount increase
- Increase in R&D expense -4.5
  Increase of the clinical cost due to progress of development

Financial Overview (vs. Forecast)

(Billion Yen)	Forecast Revised on Jul. 31	Actual	Variance	(%)
Net Sales	322.5	326.1	+3.6	+1.1
Cost of Sales	130.5	133.1	+2.6	+2.0
% of Sales	40.5%	40.8%		
Selling & Admin Exp.	85.0	80.1	-4.9	-5.8
% of Sales	26.4%	24.6%		
R&D Exp.	53.0	54.6	+1.6	+3.0
% of Sales	16.4%	16.7%		
Operating Income	54.0	58.3	+4.3	+8.0
% of Sales	16.7%	17.9%		
Recurring Profit	56.4	60.9	+4.5	+8.0
% of Sales	17.5%	18.7%		
Net Income	34.4	38.4	+4.0	+11.6
% of Sales	10.7%	11.8%		

(Billion yen)

>Net Sales +3.6 (+1.1%)

NEUTROGIN	+2.8
HERCEPTIN	+1.2
RITUXAN	+0.9
EVISTA	+0.6
TAMIFLU	-1.5
PEGASYS	-0.7
EPOGIN	-0.6

>Operating Income +4.3 (+8.0%)
Refer to P.7

>Recurring Profit +4.5 (+8.0%)

>Net Income +4.0 (+11.6%)

- Extraordinary gain increased from gain on sales of investment securities etc. +1.8

Operating Income (vs. Forecast)

(Billion Yen)



Increase
in R&D exp.
-1.6
Increase
in Gross
Profit
+4.9
+1.0
Decrease
in Selling &
Admin. exp.
58.3
54.0
+4.3 (+8.0%)
Forecast
Revised
on Jul. 31
Actual

(Billion yen)

>Operating income +4.3

- Increase in Gross Profit +1.0
- Decrease in Selling & Admin. Exp. +4.9
  Effective use of Sales promotion exp., cost savings etc.
- Increase in R&D expense -1.6
  Aggressive investment in R&D activities

Sales of Top Five Products (Year on Year)



Variance
(Billion Yen)
-8.4
Dec.2005
Dec.2006
80.0
71.8
63.4
60.0
+2.8
35.2 38.0
+3.8
36.1
40.0
0.2
32.3
-1.3
+0.2
24.4
19.3 18.0
17.8 18.0
20.0
35.1
13.6
0.0
EPOGIN
TAMIFLU*
NEUTROGIN
SIGMART
RITUXAN

*For TAMIFLU, upper part: Govt.Stock etc., lower part: Ordinary Sales

*Sales of New Products (Year on Year)



(Billion Yen)
Variance
Dec.2005
Dec.2006
15.0
12.0
9.0
6.0
3.0
0.0
+4.2
9.2
13.4
-2.2
8.0
5.8
+0.5
4.6
5.1
-0.2
2.7
2.5
EVISTA
PEGASYS
RENAGEL
XELODA

*New products: products launched since 2003
excl. ACTEMRA (launched in Jun. 2005)
FEMARA (launched in May 2006)

EPOGIN Sales (Year on Year)

(Billion Yen)



Price Cut
+2.8
-4.5
Impact from
Flat-Sum
Reimbursement
10%
Market
Expansion
4%
-5.7
Share
down etc.
-1.0
71.8
63.4
-8.4 (-11.7%)
Dec.2005
Dec.2006

(Billion Yen)	Dec.2005	Dec.2006	Variance	(%)
1Q	14.9	14.5	-0.4	-2.7
2Q	18.3	16.5	-1.8	-9.8
1H	33.2	31.0	-2.2	-6.6
3Q	17.8	14.1	-3.7	-20.8
4Q	20.8	18.4	-2.4	-11.5
2H	38.6	32.5	-6.1	-15.8
FY	71.8	63.4	-8.4	-11.7

EPOGIN 4Q Sales (Year on Year)

(Billion Yen)



+0.8
Market Expansion 4%
-1.5
Price Cut
Impact from Flat-Sum Reimbursement 10%
-2.1
Impact from Voluntary Recall
-0.6
Wholesaler Inventory Adjustment
+1.0
20.8
18.4
-2.4 (-11.5%)
2005/4Q
2006/4Q

TAMIFLU: Sales Performance

(Billion Yen)	FY2003.3		FY2003.12	FY2004		FY2005		FY2006		Seasonal Sales	*Number of patients (Thousands)
	Oct.-Dec.	Jan.-Mar.	Apr.-Dec.	Jan.-Jun.	Jul.-Dec.	Jan.-Jun.	Jul.-Dec.	Jan.-Jun.	Jul.-Dec.		
Season 2002/2003	5.2	7.2								12.4	1,187
Season 2003/2004			11.6	7.2						18.8	770
Season 2004/2005					1.4	23.2				24.6	1,474
Season 2005/2006							11.9	9.9		21.8	915
Season 2006/2007									3.7	-	-
Ordinary Sales	12.4		11.6	8.6		35.1		13.6			
Governmental Stock etc.							0.2	6.5	17.9		
Full-Year Sales	5.2	7.2	11.6	7.2	1.4	23.2	12.0	16.3	21.6		
	12.4		11.6	8.6		35.2		38.0			

* Total patients number of the controlled samples in the Infectious Diseases Weekly Report, period between late October and mid-April,published by Japan's National Institute of Infectious Diseases

Balance Sheet Items (Assets)



(Billion Yen)
Tangible fixed assets
Trade notes and accounts receivables
+5.7
-13.0
Cash and deposits
+13.2
Marketable securities
-6.0
-3.3
Others
+14.1
Investment securities
+5.0
Inventories
456.4
462.1
+5.7 (+1.2%)
Dec.2005
Dec.2006

(Billion Yen)

>Inventories +14.1

Increase for TAMIFLU govt. stock etc.

>Marketable securities +13.2

Increase of NCD and CP

>Tangible fixed assets +5.7

Increase of Work in Progress (Solid-form Drug Manufacturing Wing, Formulation Lab.)

>Trade notes and accounts receivables -13.0

Decrease for TAMIFLU ordinary sales etc.

Balance Sheet Items (Liabilities)



(Billion Yen)
Trade notes and accounts payable
+7.1
-12.4
Accrued income tax
-6.1
Reserve for employees' retirement benefits
Other payables
-2.0
-2.5
Others
86.4
70.5
-15.9 (-18.4%)
Dec.2005
Dec.2006

(Billion Yen)

>Trade notes and accounts payable +7.1

Material purchase increase for TAMIFLU etc.

>Accrued income taxes -12.4

Decrease of income tax payable

>Other payables -6.1

Decrease in payables for Capital Expenditure

Cash Flow Statement



Investing Activities
-29.4
+40.5
Financing Activities
-18.8
Operating Activities
+1.6
Others
74.4
68.3
-6.1 (-8.2%)
Dec.2005
Dec.2006

(Billion Yen)

>Cash flows from operating activities +40.5

- Income before income taxes and minority interests +63.0
- Depreciation and amortization +13.8
- Decrease in notes and accounts receivable +13.3
- Increase in notes and accounts payable +7.0
- Income taxes paid -34.3
- Increase in inventories -13.8

>Cash flows from investing activities -29.4

- Redemption of marketable and investment securities, etc. +178.2
- Purchase of marketable and investment securities -186.9
- Acquisition of fixed assets -21.3

>Cash flows from financing activities -18.8

- Cash dividends paid -18.8

FY2007 Forecast

	Dec.2006	Dec.2007
Net Sales	326.1	332.0
Cost of Sales	133.1	133.0
% of Sales	40.8%	40.1%
Selling & Admin Exp.	80.1	89.0
% of Sales	24.6%	26.8%
R&D Exp.	54.6	57.5
% of Sales	16.7%	17.3%
Operating Income	58.3	52.5
% of Sales	17.9%	15.8%
Recurring Profit	60.9	52.5
% of Sales	18.7%	15.8%
Net Income	38.4	31.0
% of Sales	11.8%	9.3%

<Breakdown of Net Sales>

(Billion Yen)		Dec.2006	Dec.2007	Change	(%)
Net Sales		326.1	332.0	+5.9	+1.8
TAMIFLU	Ordinary Sales	13.6	7.0	-6.6	-48.5
	Govt. Stock etc.	24.4	22.2	-2.2	-9.0
	Total	38.0	29.2	-8.8	-23.2
Net Sales excl. TAMIFLU		288.2	302.8	+14.6	+5.1
Domestic Sales etc.		259.8	279.8	+20.0	+7.7
Overseas Sales		28.4	23.0	-5.4	-19.0

*"Royalty etc." are reclassified in "Domestic Sales etc." within "Net Sales" from the 2007 forecast.

Change from FY2006 Actual (Operating Income)



Increase in Selling & Admin. exp.
+6.0
-8.9
Increase in Gross Profit
Increase in R&D exp.
-2.9
58.3
52.5
-5.8 (-9.9%)
Dec.2006
Dec.2007

>Operating income -5.8

- Increase in gross profit +6.0
  - Product-mix change
  - Reclassification of Royalties
- Increase in Selling and Administrative expenses -8.9
  - Increase of head counts
  - Sales promotion for new launching products
  - Strengthening regulatory compliance
- Increase in R&D expenses -2.9
  - Aggressive investment in R&D activities

Contacts:

Corporate Communications Group

Tel: +81 (0)3-3273-0881 Fax: +81 (0)3-3281-6607
e-mail: pr@chugai-pharm.co.jp

Yuji Yamashita, Seiji Shimada, Hiroshi Araki

Investor Relations Group

Tel: +81 (0)3-3273-0554 Fax: +81 (0)3-3281-6607
e-mail: ir@chugai-pharm.co.jp

Mac Uchida, Kae Maeda, Tomoko Shimizu, Yusuke Tokita

FY2006 Consolidated Financial Overview

CHUGAI PHARMACEUTICALCO., LTD.
Executive Vice President and CFO
Ryuzo Kodama

February 7/8, 2007

Forward-Looking Statements

This presentation may include forward-looking statements pertaining to the business and prospects of Chugai Pharmaceutical Co., Ltd. (the "Company"). These statements reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based on risks and uncertainties that may affect the Company's businesses.

Note: Amounts are rounded to the nearest 0.1 billion yen.
% is calculated based on amounts shown.

Financial Overview (Year on Year)

(Billion Yen)	Dec. 2005	Dec. 2006	Variance	(%)
Net Sales	327.2	326.1	-1.1	-0.3
Cost of Sales	119.4	133.1	+13.7	+11.5
% of Sales	36.5%	40.8%		
Selling & Admin Exp.	78.5	80.1	+1.6	+2.0
% of Sales	24.0%	24.6%		
R&D Exp.	50.1	54.6	+4.5	+9.0
% of Sales	15.3%	16.7%		
Operating Income	79.2	58.3	-20.9	-26.4
% of Sales	24.2%	17.9%		
Recurring Profit	82.1	60.9	-21.2	-25.8
% of Sales	25.1%	18.7%		
Net Income	53.6	38.4	-15.2	-28.4
% of Sales	16.4%	11.8%		

(Billion yen)

>Net Sales -1.1 (-0.3%)
Refer to P.4

>Operating Income -20.9 (-26.4%)
Refer to P.5

>Recurring Profit -21.2 (-25.8%)

>Net Income -15.2 (-28.4%)

Net Sales (Year on Year)


(Billion Yen)
TAMIFLU
Ordinary Sales
New Products
+2.3
-8.4
EPOGIN
-2.7
Other Domestic
+4.9
Overseas
-21.5
+24.2
327.2
TAMIFLU
Govt. Stock etc.
326.1
-1.1 (-0.3%)
Dec. 2005
Dec. 2006

<Breakdown of Net Sales>

(Billion Yen)		Dec.2005	Dec.2006	Variance	(%)
Net Sales		327.2	326.1	-1.1	-0.3
TAMIFLU	Ordinary Sales	35.1	13.6	-21.5	-61.3
	Govt. Stock etc.	0.2	24.4	+24.2	n.a
	Total	35.2	38.0	+2.8	+8.0
Net Sales excl. TAMIFLU		292.0	288.2	-3.8	-1.3
*New Products (Domestic)		24.4	26.7	+2.3	+9.4
EPOGIN		71.8	63.4	-8.4	-11.7
Other Domestic		172.3	169.6	-2.7	-1.6
Overseas		23.5	28.4	+4.9	+20.9

*New products: products launched since 2003
excl. ACTEMRA (launched in Jun. 2005)
FEMARA (launched in May 2006)

Operating Income (Year on Year)

(Billion Yen)


79.2
-14.8
Decrease
in Gross
Profit
Increase
in Selling &
Admin. exp.
-1.6
-4.5
Increase
in R&D exp.
58.3
-20.9 (-26.4%)
Dec.2005
Dec.2006

(Billion yen)

>Operating income	-20.9
• Decrease in Gross Profit	-14.8
NHI Price Cut, etc.	
Product-mix change	
• Increase in Selling & Admin. Exp.	-1.6
Headcount increase	
• Increase in R&D expense	-4.5
Increase of the clinical cost due to progress of development	

Financial Overview (vs. Forecast)

(Billion Yen)	Forecast Revised on Jul. 31	Actual	Variance	(%)
Net Sales	322.5	326.1	+3.6	+1.1
Cost of Sales	130.5	133.1	+2.6	+2.0
% of Sales	40.5%	40.8%		
Selling & Admin Exp.	85.0	80.1	-4.9	-5.8
% of Sales	26.4%	24.6%		
R&D Exp.	53.0	54.6	+1.6	+3.0
% of Sales	16.4%	16.7%		
Operating Income	54.0	58.3	+4.3	+8.0
% of Sales	16.7%	17.9%		
Recurring Profit	56.4	60.9	+4.5	+8.0
% of Sales	17.5%	18.7%		
Net Income	34.4	38.4	+4.0	+11.6
% of Sales	10.7%	11.8%		

(Billion yen)

>Net Sales	+3.6 (+1.1%)
NEUTROGIN	+2.8
HERCEPTIN	+1.2
RITUXAN	+0.9
EVISTA	+0.6
TAMIFLU	-1.5
PEGASYS	-0.7
EPOGIN	-0.6
>Operating Income	+4.3 (+8.0%)
Refer to P.7	
>Recurring Profit	+4.5 (+8.0%)
>Net Income	+4.0 (+11.6%)
• Extraordinary gain increased from gain on sales of investment securities etc.	+1.8

Operating Income (vs. Forecast)

(Billion Yen)



Increase
in R&D exp.
-1.6
Increase
in Gross
Profit
+4.9
+1.0
Decrease
in Selling &
Admin. exp.
58.3
54.0
+4.3 (+8.0%)
Forecast
Revised
on Jul. 31
Actual

(Billion yen)

>Operating income	+4.3
• Increase in Gross Profit	+1.0
• Decrease in Selling & Admin. Exp. Effective use of Sales promotion exp., cost savings etc.	+4.9
• Increase in R&D expense Aggressive investment in R&D activities	-1.6

Sales of Top Five Products (Year on Year)



Variance
(Billion Yen)
-8.4
Dec.2005
Dec.2006
80.0
71.8
63.4
60.0
+2.8
35.2 38.0
+3.8
36.1
40.0
0.2
32.3
-1.3
+0.2
24.4
19.3 18.0
17.8 18.0
20.0
35.1
13.6
0.0
EPOGIN
TAMIFLU*
NEUTROGIN
SIGMART
RITUXAN

*For TAMIFLU, upper part: Govt.Stock etc., lower part: Ordinary Sales

*Sales of New Products (Year on Year)



(Billion Yen)
Variance
Dec.2005
Dec.2006
15.0
12.0
9.0
6.0
3.0
0.0
+4.2
9.2
13.4
-2.2
8.0
5.8
+0.5
4.6
5.1
-0.2
2.7
2.5
EVISTA
PEGASYS
RENAGEL
XELODA

*New products: products launched since 2003
excl. ACTEMRA (launched in Jun. 2005)
FEMARA (launched in May 2006)

EPOGIN Sales (Year on Year)

(Billion Yen)



Price Cut
+2.8
-4.5
Impact from Flat-Sum Reimbursement 10%
Market Expansion 4%
-5.7
Share down etc.
-1.0
71.8
63.4
-8.4 (-11.7%)
Dec.2005
Dec.2006

(Billion Yen)	Dec.2005	Dec.2006	Variance	(%)
1Q	14.9	14.5	-0.4	-2.7
2Q	18.3	16.5	-1.8	-9.8
1H	33.2	31.0	-2.2	-6.6
3Q	17.8	14.1	-3.7	-20.8
4Q	20.8	18.4	-2.4	-11.5
2H	38.6	32.5	-6.1	-15.8
FY	71.8	63.4	-8.4	-11.7

EPOGIN 4Q Sales (Year on Year)

(Billion Yen)


+0.8
Market Expansion 4%
-1.5
Price Cut
Impact from Flat-Sum Reimbursement 10%
-2.1
Impact from Voluntary Recall
-0.6
Wholesaler Inventory Adjustment
+1.0
20.8
18.4
-2.4 (-11.5%)
2005/4Q
2006/4Q

TAMIFLU: Sales Performance

(Billion Yen)	FY2003.3		FY2003.12	FY2004		FY2005		FY2006		Seasonal Sales	*Number of patients (Thousands)
	Oct.-Dec.	Jan.-Mar.	Apr.-Dec.	Jan.-Jun.	Jul.-Dec.	Jan.-Jun.	Jul.-Dec.	Jan.-Jun.	Jul.-Dec.		
Season 2002/2003	5.2	7.2								12.4	1,187
Season 2003/2004			11.6	7.2						18.8	770
Season 2004/2005					1.4	23.2				24.6	1,474
Season 2005/2006							11.9	9.9		21.8	915
Season 2006/2007									3.7	-	-
Ordinary Sales	12.4		11.6	8.6		35.1		13.6			
Governmental Stock etc.							0.2	6.5	17.9		
Full-Year Sales	5.2	7.2	11.6	7.2	1.4	23.2	12.0	16.3	21.6		
	12.4		11.6	8.6		35.2		38.0			

* Total patients number of the controlled samples in the Infectious Diseases Weekly Report, period between late October and mid-April,published by Japan's National Institute of Infectious Diseases

Balance Sheet Items (Assets)



(Billion Yen)
Tangible fixed assets
Trade notes and accounts receivables
+5.7
-13.0
Cash and deposits
+13.2
-6.0
Marketable securities
-3.3
Others
+14.1
Investment securities
-5.0
Inventories
456.4
462.1
+5.7 (+1.2%)
Dec.2005
Dec.2006

(Billion Yen)

>Inventories **+14.1**

Increase for TAMIFLU govt. stock etc.

>Marketable securities **+13.2**

Increase of NCD and CP

>Tangible fixed assets **+5.7**

Increase of Work in Progress
(Solid-form Drug Manufacturing Wing, Formulation Lab.)

>Trade notes and accounts receivables **-13.0**

Decrease for TAMIFLU ordinary sales etc.

Balance Sheet Items (Liabilities)



(Billion Yen)
Trade notes and accounts payable
+7.1
-12.4
Accrued income tax
-6.1
Reserve for employees' retirement benefits
Other payables
-2.0
-2.5
Others
86.4
70.5
-15.9 (-18.4%)
Dec.2005
Dec.2006

(Billion Yen)

>Trade notes and accounts payable **+7.1**

Material purchase increase for TAMIFLU etc.

>Accrued income taxes **-12.4**

Decrease of income tax payable

>Other payables **-6.1**

Decrease in payables for Capital Expenditure

Cash Flow Statement



Investing Activities
-29.4
+40.5
Financing Activities
-18.8
Operating Activities
+1.6
Others
74.4
68.3
-6.1 (-8.2%)
Dec.2005
Dec.2006

(Billion Yen)

>Cash flows from operating activities +40.5

- Income before income taxes and minority interests +63.0
- Depreciation and amortization +13.8
- Decrease in notes and accounts receivable +13.3
- Increase in notes and accounts payable +7.0
- Income taxes paid -34.3
- Increase in inventories -13.8

>Cash flows from investing activities -29.4

- Redemption of marketable and investment securities, etc. +178.2
- Purchase of marketable and investment securities -186.9
- Acquisition of fixed assets -21.3

>Cash flows from financing activities -18.8

- Cash dividends paid -18.8

FY2007 Forecast

	Dec.2006	Dec.2007
Net Sales	326.1	332.0
Cost of Sales	133.1	133.0
% of Sales	40.8%	40.1%
Selling & Admin Exp.	80.1	89.0
% of Sales	24.6%	26.8%
R&D Exp.	54.6	57.5
% of Sales	16.7%	17.3%
Operating Income	58.3	52.5
% of Sales	17.9%	15.8%
Recurring Profit	60.9	52.5
% of Sales	18.7%	15.8%
Net Income	38.4	31.0
% of Sales	11.8%	9.3%

<Breakdown of Net Sales>

(Billion Yen)		Dec.2006	Dec.2007	Change	(%)
Net Sales		326.1	332.0	+5.9	+1.8
TAMIFLU	Ordinary Sales	13.6	7.0	-6.6	-48.5
	Govt. Stock etc.	24.4	22.2	-2.2	-9.0
	Total	38.0	29.2	-8.8	-23.2
Net Sales excl. TAMIFLU		288.2	302.8	+14.6	+5.1
Domestic Sales etc.		259.8	279.8	+20.0	+7.7
Overseas Sales		28.4	23.0	-5.4	-19.0

*"Royalty etc." are reclassified in "Domestic Sales etc." within "Net Sales" from the 2007 forecast.

Change from FY2006 Actual (Operating Income)


Increase
in Selling &
Admin. exp.
+6.0
-8.9
Increase
in Gross
Profit
Increase
in R&D exp.
-2.9
58.3
52.5
-5.8 (-9.9%)
Dec.2006
Dec.2007

>Operating income -5.8

- Increase in gross profit +6.0
  - Product-mix change
  - Reclassification of Royalties
- Increase in Selling and Administrative expenses -8.9
  - Increase of head counts
  - Sales promotion for new launching products
  - Strengthening regulatory compliance
- Increase in R&D expenses -2.9
  - Aggressive investment in R&D activities

Contacts:

Corporate Communications Group

Tel: +81 (0)3-3273-0881 Fax: +81 (0)3-3281-6607
e-mail: pr@chugai-pharm.co.jp

Yuji Yamashita, Seiji Shimada, Hiroshi Araki

Investor Relations Group

Tel: +81 (0)3-3273-0554 Fax: +81 (0)3-3281-6607
e-mail: ir@chugai-pharm.co.jp

Mac Uchida, Kae Maeda, Tomoko Shimizu, Yusuke Tokita

Overview of R&D Activities

CHUGAI PHARMACEUTICAL CO.,LTD.
Vice President
General Manager of Strategic Planning Dept.
for Strategic Marketing Unit
Satoshi Miki

February 7/8, 2007

Forward Looking Statements

This presentation may include forward looking statements pertaining to the business and prospects of Chugai Pharmaceutical Co., Ltd. (the "Company"). These statements reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based on risks and uncertainties that may affect the Company's businesses.

Research Activities – since the alliance with Roche

- Sharing Research Infrastructure with Roche
- Chugai's own activities
  - Strengthened In-house Technology
    - Original cell-line high throughput screening system
    - Protein structure analysis system, etc.
  - Enhanced Antibody-related Technology
    - Human antibody library
    - Antibody technology, etc.
  - Established Chugai Research Network
    - Forerunner Pharma Research (Tokyo)
    - PharmaLogicals Research (Singapore), etc.

Innovative Drug Discovery

Selection and Concentration of Projects

Expedited Flow of Development Candidates

Research Portfolio
(Chugai's own projects)



immunology & infection 3
others 1
Metabolic 4
oncology 19
bone & joint 8
renal 4

39 Projects
(as of Jan 2007)

Projects under Development (as of February 2007)

	Phase I	Phase II	Phase III	Filed
Oncology	*R1273 (Omnitarg NSCLC)* TP300(CRC)	Actemra (multiple myeloma) *Xeloda (CRC/combo)* *Xeloda (GC)* *R435 (Avastin NSCLC)* *R1415 (Tarceva PC)* *R744 (Mircera CIA)*	*R435 (Avastin Adj. CC) #* *Herceptin (GC) #*	Epogin (CIA) *Xeloda (Adj. CC/mono)* *R435 (Avastin CRC)* *R1415 (Tarceva NSCLC)* *Herceptin (Adj. BC)#*
Bone & Joint		*R484 (Bonviva oral osteoporosis)* *R484 (Bonviva iv osteoporosis)*	ED-71 (osteoporosis) Actemra (RA) Actemra (sJIA)	Actemra (RA) Actemra (sJIA)
Renal			*R744 (Mircera renal anemia)*	
Transplant Immunology Infection	Actemra (SLE) Actemra (castleman's disease)	Actemra (crohn's disease)	*Pegasys / Copegus (liver cirrhosis)*	
Others	GM-611 (diabetic gastroparesis)	GM-611 (IBS) GM-611 (diabetic gastroparesis) VAL (iv post-hepatectomy/ liver transplantation) VAL (oral decompensated cirrhosis)		AVS (subarachnoidal hemorrhage) Sigmart (heart failure) Epogin (autologous transfusion)

(*Italics: Roche projects*, Underlined: overseas' clinical development, #: participation in multi-national studies)

R&D Topics (October 2006 ~ January 2007)

2006

- Nov R435 (Avastin) : Participated the multinational phase III clinical trials run by Roche for adjuvant colon cancer
- Nov R597 (Herceptin): Filed application for adjuvant breast cancer
- Dec R435 (Avastin) : Started phase II for non-small cell lung cancer
- Dec R1415(Tarceva) : Started phase II for pancreatic cancer

2007

- Jan R744(Mircera) : Started Phase III for renal anemia
- Jan R964(Copegus) : Approved for chronic hepatitis C

Currently Running Clinical Trials in Oncology Field

Theme	Cancer Type	Phase (multi-national study)	Endpoint	Regimen
R435 (Avastin)	Colon (adjuvant)	Phase III (AVANT)	Disease free survival	FOLFOX4 ± Avastin , XELOX + Avastin
	Non-small cell lung	Phase II	Progression free survival	carboplatin + paclitaxel± Avastin
	Colorectal	Safety confirmation study	-	FOLFOX4+ Avastin
		Phase I	-	5FU+LV+ Avastin
		Phase I/II	Response rate	XELOX+ Avastin
Xeloda	Colorectal			
R1415 (Tarceva)	Pancreatic	Phase II	Progression free survival	gemcitabine + Tarceva
Herceptin	Breast (adjuvant)	Phase III (HERA)	Disease free survival	Herceptin vs observation (no treatment)
	Gastric	Phase III (ToGA)	Overall survival	5FU+CDDP±Herceptin Xeloda+CDDP±Herceptin

Projected Submissions



Filings planned each year
Filed
OXAROL Lotion
Psoriasis
EPOGIN
CIA
EPOGIN
Renal Anemia
ACTEMRA
RA, sJIA
XELODA
Adj.CC
HERCEPTIN
Adj.BC
AVASTIN
CRC
TARCEVA
NSCLC
ACTEMRA
RA/Overseas
AVASTIN
NSCLC
XELODA
CRC
AVASTIN
BC
HERCEPTIN
GC
TARCEVA
PC
MIRCERA
Renal Anemia
ED-71
Osteoporosis
MIRCERA
CIA
AVASTIN
Adj.CC
PEG/COPE
Liver Cirrhosis
BONVIVA
Osteoporosis
GM-611
DG/Overseas
~2006
2007
2008
2009
2010~2012
New molecular entity
Additional indication etc.
In-licensed from Roche

7

Contacts:

Corporate Communications Group

Tel: +81 (0)3-3273-0881 Fax: +81 (0)3-3281-6607
e-mail: pr@chugai-pharm.co.jp

Yuji Yamashita, Seiji Shimada, Hiroshi Araki

Investor Relations Group

Tel: +81 (0)3-3273-0554 Fax: +81 (0)3-3281-6607
e-mail: ir@chugai-pharm.co.jp

Mac Uchida, Kae Maeda, Tomoko Shimizu, Yusuke Tokita

Translation

November 30, 2006

Name of listed company: Chugai Pharmaceutical Co., Ltd.
Code number: 4519 (1st Section of Tokyo Stock Exchange)
Head office: 1-1, Nihonbashi-Muromachi 2-Chome, Chuo-ku, Tokyo
President & CEO: Osamu Nagayama
Inquiries to: Mamoru Togashi, General Manager,
Corporate Communications Dept.
Tel: +81-(0)3-3273-0881

Anti-Cancer Agent, Herceptin® Application for Approval of Additional Indication of Operable Breast Cancer with HER2 Overexpression

Chugai Pharmaceutical Co., Ltd. [Head Office: Chuo-ku, Tokyo; President Osamu Nagayama (hereinafter, Chugai)] announced today that the company filed an application with the Japanese Ministry of Health, Labour and Welfare for the approval of an additional indication of operable breast cancer with HER2 overexpression for humanized anti-human monoclonal antibody, "Herceptin® Injections 60 and 150" [generic name: trastuzumab (genetical recombination)].

Herceptin® is a humanized monoclonal antibody, designed to target and block the function of HER2, a protein produced by a specific gene with cancer-causing potential. It has been approved and sold in more than 90 countries, Herceptin® is marketed by Chugai in Japan, by Genentech in the US, and by Roche in the rest of the world. In Japan, it was approved for the indication of "metastatic breast cancer with HER2 overexpression" in April 2001 and was launched in June 2001.

It has been reported that about 25 to 30% of breast cancer patients have HER2 overexpression*, which demands special and immediate attention because tumors of these patients are fast-growing. Currently, Herceptin® is widely used as a standard therapy for metastatic breast cancer with HER2 overexpression.

Four large global clinical studies have been performed to confirm the efficacy of postoperative adjuvant therapy with Herceptin® for early HER2-positive breast cancer. Japanese medical institutions have participated in one of these global studies, the HERA study. Chugai made today's application based on the interim results of HERA study, together with the analysis of the efficacy and safety data of Japanese patients enrolled in the study.

Outside of Japan, the European Medicines Agency and the US Food and Drug Administration approved Herceptin® for the indication of early-stage HER2-positive breast cancer in May and November 2006, respectively.

*Slamon DJ et al. Science 1989;224(4905):707-12

About HERA study

The HERA study, conducted by Roche and Breast International Group (BIG), is one of the largest postoperative adjuvant therapy studies ever carried out among breast cancer patients; enrollment to the trial began in December 2001, and nearly 5,100 HER2-positive patients were enrolled at 480 sites in 39 countries across the world. The enrollment of patients has been completed in Japanese medical institutions participating in HERA study.

The HERA study is a randomized controlled trial to evaluate efficacy and safety of Herceptin in women with early-stage HER2-positive breast cancer, following standard adjuvant chemotherapy and radiotherapy (if applicable), before or after operation. Patients were either treated or not treated with Herceptin® every three weeks for 1 year or 2 years.

Translation

February 7, 2007

Name of listed company: Chugai Pharmaceutical Co., Ltd.
Code number: 4519 (1st Section of Tokyo Stock Exchange)
Head office: 1-1, Nihonbashi-Muromachi 2-Chome, Chuo-ku, Tokyo
President & CEO: Osamu Nagayama
Inquiries to: Mamoru Togashi, General Manager,
Corporate Communications Dept.
Tel: +81-(0)3-3273-0881

Notice Concerning Acquisition of the Company's Own Shares

The Board of Directors of Chugai Pharmaceutical Co., Ltd., at its meeting on February 7, 2007, resolved an acquisition of own shares pursuant to Article 156 which is applicable in accordance with Article 165, paragraph 3 of the Japanese Corporate Law.

1. Reason for acquiring Chugai's own shares

For the purpose of implementing a flexible capital policy to cope with the change in business environment.

2. Details of acquisition

(1) Type of shares to be acquired	Chugai's Common Stock
(2) Number of shares to be acquired	9,500,000 shares (maximum) (Percentage to the total number of shares issued: 1.70%)
(3) Total amount of shares to be acquired	28,000,000,000 yen (maximum)
(4) Schedule for acquisition of Chugai's own shares	February 8, 2007 to March 23, 2007

(Note)

Status of treasury stock as of January 31, 2007

Total number of issued shares (excluding treasury stock)	554,128,998 shares
Treasury stock	5,364,115 shares

Translation

February 7, 2007

Name of listed company: Chugai Pharmaceutical Co., Ltd.
Code number: 4519 (1st Section of Tokyo Stock Exchange)
Head office: 1-1, Nihonbashi-Muromachi 2-Chome, Chuo-ku, Tokyo
President & CEO: Osamu Nagayama
Inquiries to: Mamoru Togashi, General Manager, Corporate Communications Dept.
Tel: +81-(0)3-3273-0881

Notice on Partial Amendment to the Articles of Incorporation

February 7, 2007 (Tokyo) - Chugai Pharmaceutical Co., Ltd. (hereinafter called the "Company") [Head Office: Chuo-ku, Tokyo. President: Osamu Nagayama] announced that it resolved at the meeting of the Board of Directors held today to propose at the 96th Annual General Meeting of Shareholders to be held on March 23, 2007 "Partial Amendment to the Articles of Incorporation" as follows:

Particulars

1. Reason and Purpose of the Amendment:
In connection with the coming into force of the Corporate Law (Law No. 86, 2005) on May 1, 2006, the Articles of Incorporation of the Company will be changed as stated below:

(1) With respect to the matters which are deemed to be provided in the Articles of Incorporation after the enforcement of the Corporate Law, the Company would like to establish and amend provisions to reflect those changes pursuant to the "Law regarding the Development of Laws Related to the Enforcement of the Corporate Law" (Law No. 87, 2005) (Articles 4, 9 and 12 in the Proposed Amendments).

(2) Citations from the former Commercial Code of Japan in the Articles of Incorporation will be replaced by the relevant provisions of the Corporate Law and, at the same time, the terms and expressions in the Articles of Incorporation will be changed to adopt the terms and expressions provided in the Corporate Law.

(3) By virtue of the coming into force of the Corporate Law, the requirement for the description of the purposes of the Company in the Articles of Incorporation have been alleviated. Accordingly, the Company will state the principal business, and other businesses will be integrated into the general statement requiring any other legally authorized business of the Company (Article 2 in the Proposed Amendments).

(4) In order to adopt the following system provided in the Corporate Law, the Company will make necessary changes in each of the relevant provisions of the Articles of Incorporation.

(i) The Company will establish provisions to reasonably limit the rights to shares constituting less than one unit (Article 10 in the Proposed Amendments).

(ii) The Company will establish provisions to enable it to provide the shareholders with the reference materials for a general meeting of shareholders by disclosing such material through the Internet pursuant to the Ordinance of the Ministry of Justice (Article 16 in the Proposed Amendments).

(iii) The number of proxies who may exercise voting rights at a general meeting of shareholders will be fixed (Article 19 in the Proposed Amendments).

(iv) The Company will establish provisions to allow the Board of Directors to adopt resolutions in writing in cases where certain conditions are fulfilled. The purpose is to enable the Board of Directors to act with flexibility whenever necessary (Article 23 in the Proposed Amendments).

(v) The Company will establish provisions that the Company may conclude an agreement with an external Corporate Auditor to limit his or her liability. The purpose is to enable the Company to have an appropriate person as its external Corporate Auditor and allowing him or her to properly perform such duties as expected (Article 34 in the Proposed Amendments).

(5) In line with the changes stated above, any other necessary amendment to other provisions including modifications of certain wordings and renumbering will be made.

2. Proposed Amendments: Details of Amendments are as attached.

3. Date of Amendment: March 23, 2007

<Attachment>

Current Articles	Proposed Amendments
CHAPTER 1 GENERAL RULES	CHAPTER 1 GENERAL RULES
Article 1 <Omitted>	Article 1 <Same as the current provision>
Article 2 (Purposes) The purposes of the Company shall be to engage in the following businesses: (1) Manufacturing, sale and purchase and importation and exportation of the following items: (a) Pharmaceuticals, non-pharmaceuticals, reagents, industrial chemicals, agricultural chemicals, fertilizers, cosmetics, perfumes and other chemical products; (b) Medical appliances, sanitary supplies, measures, scales and gauges, analytical appliances, horticulture supplies; (c) Foodstuffs and food additives, beverages, alcoholic beverages, seasonings, feeds and feeds additives; (d) Glass, paper, plastic and metal containers and packaging materials; (2) Undertaking of basic and applied researches of medical substances, research activities and undertaking thereof, and consultation business; (3) Production, sale and purchase and importation and exportation of laboratory animals and pet animals such as dogs, cats, etc.; (4) Sale and purchase, lease and management of real estate properties and intermediary thereof, and operation of parking garages; (5) Warehousing industry, trucking business and forwarding business; (6) Business in connection with non-life insurance agent and offering of life insurance; (7) Publishing and printing business; (8) Undertaking of data processing business and information provision services; and (9) Any business incidental or relating to any of the foregoing items.	Article 2 (Purposes) The purpose of the Company shall be to engage in the following businesses: (1) Research, development, manufacturing, sale, importation, and exportation of pharmaceuticals. (2) Any other legally authorized business.
Article 3 <Omitted>	Article 3 <Same as the current provision>
<New provision>	Article 4 (Organizations) The Company shall have the following organizations: (1) General meeting of shareholders; (2) Directors;

Current Articles	Proposed Amendments
	(3) Board of Directors; (4) Corporate Auditors; (5) Board of Corporate Auditors; (6) Accounting Auditor.
Article 4 <Omitted>	Article 5 <Same as the current provision>
CHAPTER 2 SHARE	CHAPTER 2 SHARE
Article 5 (Total Number of Shares Authorized to be Issued) The total number of shares authorized to be issued by the Company shall be 799,805,050 shares; provided, however, that in case of retirement of treasury shares, the number of such retired shares shall be decreased in proportion.	Article 6 (Total Number of Shares Issuable) The total number of shares issuable by the Company shall be 799,805,050 shares.
Article 6 (Acquisition of Shares) The Company may purchase its shares upon resolution of the Board of Directors.	Article 7 (Acquisition of Shares) The Company may acquire its own shares through transactions and other means in the market upon resolution of the Board of Directors.
Article 7 (Number of Shares to Constitute One Unit (*tangen*)) The number of shares to constitute one unit (*tangen*) of shares of the Company shall be 100 shares.	Article 8 <The proposed change relates only to description in Japanese, which does not affect English translation.>
<New provision>	Article 9 (Issuance of Shares) The Company shall issue certificates in respect of its shares. 2. Notwithstanding the preceding paragraph, the Company may choose not to issue any share certificates constituting less than one unit.
Article 8 (No Issue of Share Certificates Constituting Less than One Unit (*tangen*)) The Company shall not issue any share certificate constituting less than one unit (hereinafter referred to as the"*tangen-miman-kabushiki*"), unless otherwise provided in the Share Handling Regulations.	<Deleted>
<New provision>	Article 10. (Rights to Shares Constituting Less than One Unit) The shareholders (including beneficial shareholders; the same applicable hereinafter) of the Company shall not exercise any rights other than the rights stated below with respect to shares constituting less than one unit: (1) the rights stated in each item, Article 189, Paragraph 2 of the Corporate Law;

Current Articles	Proposed Amendments
	(2) the right to make a demand pursuant to Article 166, Paragraph 1 of the Corporate Law; (3) the right to be allotted offered shares and stock acquisition rights corresponding to the number of shares owned by shareholders; and (4) the right to make a demand pursuant to the following Article.
Article 9 (Additional Purchase of Shares Constituting less than One Unit) Any shareholder holding shares less than one unit (*tangen*) of the Company (including beneficial owners, hereinafter the same) may, pursuant to the Share Handling Regulations, request the sale of the number of shares that will constitute one unit in total when combined with the shares constituting less than one unit.	Article 11 (Request by a Shareholder for Sale of Shares Less Than One Unit) The shareholder of the Company may request the Company to sell such number of shares (hereinafter referred to as the "additional purchase of shares") as will constitute one unit of shares when combined with shares constituting less than one unit held by the shareholder under the Share Handling Regulations.
Article 10 (Transfer Agent) The Company shall have a transfer agent with respect to shares, and such transfer agent shall handle the registration of a transfer of shares, registration of a pledge, notation of trust property or obliteration thereof, delivery of share certificates, purchase and additional purchase of shares constituting less than one unit (*tangen*), registration of lost share certificates and acceptance of a notification and any other business relating to shares, not by the Company. 2. The register of shareholders, the register of beneficial owners (hereinafter collectively referred to as the "Register of Shareholders") and a register for lost share certificates shall be kept at the business office of the transfer agent. 3. The transfer agent and location for the handling of its business shall be selected by resolution of the Board of Directors and shall be publicly noticed.	Article 12 (Share Registrar) The Company shall have a share registrar. 2. The share registrar and the location for the handling of its business shall be selected by resolution of the Board of Directors and public notice thereof shall be made . 3. The preparation and maintenance of the register of shareholders (including the register of beneficial shareholders; the same applicable hereinafter), a register of lost share certificates, and a register of stock acquisition rights and other matters relating to the register of shareholders, register of lost share certificates and a register of stock acquisition rights shall be entrusted to the share registrar but shall not be handled by the Company.
Article 11 (Share Handling Regulations) Matters with respect to the registration of transfer of shares, purchase and additional purchase of shares constituting less than one unit (*tangen*), and other matters relating to shares of the Company shall be governed by Share Handling Regulations to be established by the Board of Directors.	Article 13 (Share Handling Regulations) Any handling relating to shares of the Company, exercise of rights by the shareholders, and fees therefor shall be governed by Share Handling Regulations to be established by the Board of Directors in addition to the laws and ordinances or the Articles of Incorporation.
Article 12 (Record Date) Any shareholders entitled to exercise shareholder's rights at the ordinary general meeting of Shareholders shall be the Shareholders duly entered or recorded in the last Register of Shareholders as of	Article 14 (Record Date) The Company shall treat the shareholders with voting rights entered or recorded in the last register of shareholders as of December 31 of each year as shareholders entitled to exercise shareholder's rights at the ordinary

Current Articles	Proposed Amendments
December 31 of each year. 2. In addition to the foregoing paragraph, the Company may, when necessary, determine a record date by giving advance public notice pursuant to resolution of the Board of Directors.	general meeting of shareholders relating to the relevant financial year.
CHAPTER 3 GENERAL MEETING OF SHAREHOLDERS	CHAPTER 3 GENERAL MEETING OF SHAREHOLDERS
Article 13 (Convocation of a Shareholders Meeting) The ordinary general meeting of Shareholders of the Company shall be convened in March in each year, and an extraordinary general meeting of Shareholders shall be convened whenever necessary. 2. Unless otherwise provided in laws or ordinances, the President shall convene a general meeting of Shareholders in accordance with resolution of the Board of Directors; provided, however, that in case the President is unable to convene, another Representative Director shall, in the order previously fixed by the Board of Directors, convene such meeting. 3. A General meeting of Shareholders of the Company shall be convened in Tokyo.	Article 15 (Convocation of a General Meeting of Shareholders) The ordinary general meeting of shareholders of the Company shall be convened in March of each year, and an extraordinary general meeting of shareholders shall be convened when necessary. 2. Unless otherwise provided in laws and ordinances, the President shall convene a general meeting of shareholders in accordance with resolution of the Board of Directors. In case the President is unable to convene, another Director shall, in the order previously fixed by the Board of Directors, convene such meeting. 3. The general meeting of shareholders of the Company shall be convened in Tokyo.
<New provision>	Article 16 (Disclosure on Internet of Reference Materials for General Meeting of Shareholders and Deemed Provision of that Information) If the Company discloses information relating to matters stated or indicated in reference documents, business report, accounting documents and consolidated financial statements (including Accounting Auditor's report and Corporate Auditors' report relating to any such consolidated accounting documents) in connection with convening the general meeting of shareholders through the Internet, the Company may deem that it has provided the same to shareholders.
Article 14 (Chairman of Meeting) The President shall act as a Chairman of a general meeting of Shareholders; provided, however, that in case the President is unable to act, another Director shall, in the order previously fixed by the Board of Directors, act in his place.	Article 17 (Chairman of the General Meeting of Shareholders) The President shall act as a chairman of the general meeting of shareholders. In case the President is unable to act, another Director shall, in the order previously fixed by the Board of Directors, act in his place.
Article 15 (Method of Ordinary Resolution) Unless otherwise provided in laws, ordinances or in these Articles of Incorporation, resolutions of a Shareholders	Article 18 (Method of Ordinary Resolution) Unless otherwise provided in laws and ordinances or in these Articles of Incorporation, resolutions of a general

Current Articles	Proposed Amendments
meeting shall be adopted by a majority of the votes of Shareholders present.	meeting of shareholders shall be adopted by a majority of the votes of shareholders present who are entitled to exercise voting rights.
Article 16 (Exercise of Voting Rights by Proxy) A Shareholder may exercise his voting rights through another Shareholder having voting rights, as his proxy.	Article 19 (Exercise of Voting Rights by Proxy) A shareholder may exercise his/her voting rights through another shareholder having voting rights in the Company, as his/her proxy.
CHAPTER 4 DIRECTORS AND BOARD OF DIRECTORS	CHAPTER 4 DIRECTORS AND BOARD OF DIRECTORS
Article 17 (Election of Directors) Directors shall be elected at a general meeting of Shareholders by resolution. 2. The resolution for the election of Directors shall be adopted by a majority of the votes of Shareholders present at a Shareholders meeting who hold shares representing not less than one-third (1/3) of the total number of the voting rights of all Shareholders. 3. No cumulative voting shall be used for the election of Directors.	Article 20 (Election of Directors) Directors shall be elected at a general meeting of shareholders by resolution. 2. The resolution for the election of Directors shall be adopted by a majority of the votes of shareholders present at a general meeting of shareholders a quorum of which is shareholders holding shares representing not less than one-third (1/3) of the total number of the voting rights of all shareholders who may exercise voting rights. 3. The resolution for the election of Directors shall not be by cumulative voting.
Article 18 (Term of Office of Directors) The term of office of Directors shall expire at the close of the ordinary general meeting of Shareholders relating to the closing of the accounts lastly held within two (2) years after their assumption of office.	Article 21 (Term of Office of Directors) The term of office of Directors shall be until the close of the ordinary general meeting of shareholders held with respect to the last business term ending within two (2) years after election.
Article 19 (Convening a Meeting of the Board of Directors and Chairman) The President shall, unless otherwise provided in laws and ordinances, convene a meeting of the Board of Directors, and shall act as a Chairman of such meeting; provided, however, that in case the President is unable to act, another Director shall, in the order previously fixed by the Board of Directors, act in his place. 2. The convocation of a meeting under the preceding paragraph shall be notified to each Director and each Corporate Auditor one (1) week prior to the date of the meeting; provided, however, that the meeting may be held without such convening procedure, if consented to by all of the Directors and Corporate Auditors.	Article 22 (Convening a Meeting of the Board of Directors and Chairman) The President shall, unless otherwise provided in laws and ordinances, convene a meeting of the Board of Directors, and shall act as a Chairman of such meeting. In case the President is unable to act, another Director shall, in the order previously fixed by the Board of Directors, convene and act as a chairman. 2. The notice of convocation of a meeting under the preceding paragraph shall be notified to each Director and each Corporate Auditor one (1) week prior to the date of the meeting; provided, however, that the meeting may be held without such convening procedure, if consented to by all of the Directors and Corporate Auditors.
<New provision>	Article 23 (Omission of Resolutions of Board of Directors Meetings) The Company may, when all of the Directors who are entitled to vote on a proposal indicate their consent in writing or

Current Articles	Proposed Amendments
	by electromagnetic record, deem such indication to be the resolution of the Board of Directors adopting the proposal, unless the Corporate Auditors have stated their objection to that proposal.
Article 20 (Regulations of the Board of Directors) Unless otherwise provided by laws, ordinances or in these Articles of Incorporation, any matter relating to the Board of Directors shall be governed by the regulations of the Board of Directors.	Article 24 (Regulations of the Board of Directors) Unless otherwise provided by laws and ordinances and in these Articles of Incorporation, any matter relating to the Board of Directors shall be governed by the regulations of the Board of Directors established by the Board of Directors.
Article 21 (Representative Directors and Directors with Specific Titles) Directors representing the Company shall be elected by resolution of the Board of Directors. 2. The Board of Directors may appoint a Chairman of the Board, a Vice Chairman and a President.	Article 25 (Representative Directors and Directors with Specific Titles) Representative Directors shall be elected by resolution of the Board of Directors. 2. The Board of Directors may appoint a Chairman of the Board, a Vice Chairman and a President.
Article 22 (Remuneration and Retirement Gratuities of Directors) Remuneration and retirement gratuities of Directors shall be determined by resolution of a general meeting of Shareholders.	Article 26 (Remuneration and Other Compensation Matters of Directors) Remuneration, bonuses, and other financial benefits of Directors received form the Company in consideration of the performances of duties rendered to the Company shall be determined by resolution of a general meeting of shareholders.
Article 23 (Agreement with External Director to Limit Liability) The Company may conclude an agreement with an external Director to limit his or her liability to the fullest extent of the amount that is provided by law or ordinances, if any act of the external Director mentioned in Article 266, Section 1, item (v) of the Commercial Code causes damages to the Company and so long as such external Director acts in good faith and there is no material negligence to conduct his or her duty.	Article 27 (Agreement with External Director to Limit Liability) The Company and external Directors may, if a case falls under requirements specified by laws and ordinances regarding the liability of Director under Article 423, Paragraph 1 of the Corporate Law, enter into an agreement which limits the liability of such external Directors; provided that the limit of such liability shall be the amount of equal to the minimum liability limit regulated by laws and ordinances.
CHAPTER 5 CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS	CHAPTER 5 CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS
Article 24 (Election of Corporate Auditors) Corporate Auditors shall be elected at a general meeting of Shareholders by its resolution. 2. The resolution for the election of Corporate Auditors shall be adopted by a majority of the votes of Shareholders present at a Shareholders meeting who hold shares representing not less than one-third	Article 28 (Election of Corporate Auditors) Corporate Auditors shall be elected at a general meeting of shareholders by its resolution. 2. The resolution for the election of Corporate Auditors shall be adopted by a majority of the votes of shareholders present at a shareholders meeting a quorum of which is shareholders holding shares

Current Articles	Proposed Amendments
(1/3) of the total number of the voting rights of all Shareholders.	representing not less than one-third (1/3) of the total number of the voting rights of shareholders who may exercise voting rights.
Article 25 (Term of Office of Corporate Auditors) The term of office of Corporate Auditors shall expire at the close of the ordinary general meeting of Shareholders relating to the closing of the accounts lastly held within four (4) years after their assumption of office. 2. The term of office of Corporate Auditors elected to fill vacancies shall expire at the same time as the term of office of their predecessor would have expired.	Article 29 (Term of Office of Corporate Auditors) The term of office of Corporate Auditors shall be until the close of the ordinary general meeting of shareholders held with respect to the last business term ending within four (4) years after election. 2. The term of office of Corporate Auditors elected to fill vacancies shall expire at the same time as the term of office of their predecessor would have expired.
Article 26 (Convening a Meeting of the Board of Corporate Auditors) Convocation of a meeting of the Board of Corporate Auditors shall be notified to each Corporate Auditor three (3) days prior to the date of the meeting; provided, however, that the meeting may be held without such convening procedure, if consented to by all of Corporate Auditors.	Article 30 (Convening a Meeting of the Board of Corporate Auditors) The notice of convocation of a meeting of the Board of Corporate Auditors shall be notified to each Corporate Auditor three (3) days prior to the date of the meeting; provided, however, that the meeting may be held without such convening procedure, if consented to by all of Corporate Auditors.
Article 27 (Regulations of the Board of Corporate Auditors) Unless otherwise provided in laws, ordinances or in these Articles of Incorporation, any matter relating to the Board of Corporate Auditors shall be governed by the regulations of the Board of Corporate Auditors.	Article 31 (Regulations of the Board of Corporate Auditors) Unless otherwise provided in laws and ordinances and in these Articles of Incorporation, any matter relating to the Board of Corporate Auditors shall be governed by the regulations of the Board of Corporate Auditors established by the Board of Corporate Auditors.
Article 28 (Full-time Corporate Auditors) The Company shall assign one (1) or more full-time Corporate Auditors. 2. Full-time Corporate Auditors under the preceding paragraph shall be appointed by mutual voting of Corporate Auditors.	Article 32 (Full-time Corporate Auditors) The Board of Corporate Auditors shall elect one (1) or more full-time Corporate Auditors among all the Corporate Auditors.
Article 29 (Remuneration of Corporate Auditors) The remuneration of Corporate Auditors shall be determined by resolution of a general meeting of Shareholders.	Article 33 (Remuneration of Corporate Auditors) The remuneration of Corporate Auditors shall be determined by resolution of a general meeting of shareholders.
<New provision>	Article 34 (Agreement with External Corporate Auditor to Limit Liability) The Company and external Corporate Auditor may, if a case falls under requirements specified by laws and ordinances regarding the liability of Corporate Auditors under Article 423, Paragraph 1 of the Corporate Law, enter into an agreement which limits the liability of

Current Articles	Proposed Amendments
	such external Corporate Auditor; provided that the limit of such liability shall be the amount equal to the minimum liability limit regulated by laws and ordinances.
CHAPTER 6 ACCOUNTING	CHAPTER 6 ACCOUNTING
Article 30 (Closing of Accounts) The Company's closing of accounts shall be December 31 in each year.	Article 35 (Business Year) The Company's business year shall be from January 1 to December 31 of each year.
Article 31 (Dividend of Profit) Dividends of profit shall be paid to the Shareholders or registered or recorded pledgees appearing on the Register of Shareholders as of the closing of accounts in each year.	Article 36 (Distribution of Surplus) The Company may, by resolution of a general meeting of shareholders, make term-end dividends to the shareholders or registered or recorded pledgees appearing on the last register of shareholders as of December 31 of each year. 2. The Company may, by resolution of the Board of Directors, make interim dividends to the shareholders or registered or recorded pledgees appearing on the last register of shareholders as of June 30 in each year.
Article 32 (Interim Dividends) The Company may, by resolution by the Board of Directors, make interim dividends to the Shareholders or registered or recorded pledgees appearing on the last Register of Shareholders as of June 30 in each year.	<Deleted>
Article 33 (Conversion of Convertible Bonds and Dividends) For the purpose of payment of the first dividend of profit (including interim dividends) on shares issued upon conversion of convertible bonds, such conversion shall be deemed to have taken place on January 1, if the conversion request is made from January 1 to June 30, or on July 1, if the conversion request is made from July 1 to December 31, and the payment shall be made accordingly.	<Deleted>
Article 34 (Period of Limitations for Dividends, Etc.) The Company shall be relieved of the obligation to pay any dividend of profit or any interim dividends if the same shall have not been claimed by the Shareholder or registered pledgees until after three (3) full years from the day the same becomes due and payable.	Article 37 (Period of Limitations for Dividends, Etc.) Regarding distribution of surplus, if assets to be distributed as dividend are cash, the Company shall be exempt from the obligation to pay dividend if such dividned is not received for three (3) full years following the date when payment becomes due.

Translation

February 7, 2007

Name of listed company: Chugai Pharmaceutical Co., Ltd.
Code number: 4519 (1st Section of Tokyo Stock Exchange)
Head office: 1-1, Nihonbashi-Muromachi 2-Chome, Chuo-ku, Tokyo
President & CEO: Osamu Nagayama
Inquiries to: Mamoru Togashi, General Manager,
Corporate Communications Dept.
Tel: +81-(0)3-3273-0881

F. Hoffmann-La Roche Announces Financial Results for Fiscal 2006

F. Hoffmann-La Roche Ltd. (hereafter "Roche") [Head Office: Basel, Switzerland. Chairman and CEO: Franz B. Humer] announced today, its financial results for fiscal 2006 (January 1 – December 31, 2006). Roche owns 50.1% of Chugai's outstanding shares (50.6% of voting rights) since October 1, 2002 (as of December 31, 2006). Its press release, presentation materials and annual report can be found on its Website (http://www.roche.com).

Media Release Presentation (PDF) Annual Report 2006

Chugai's profit and loss for the period of January 1 to December 31, 2006 and financial position as of December 31, 2006 are included in the announced Roche Group's financial results. These results are based on Roche's accounting policies which conform to International Financial Reporting Standards, which differ from generally accepted accounting standards in Japan.

Media release

Roche

Basel, 7 February 2007

Roche posts outstanding results for 2006

Sales increase substantially faster than the market – Core Earnings per Share up well ahead of sales – Board to propose significant, 36% dividend increase

Group

- Group sales advance 17% to 42.0 billion Swiss francs – a record increase of over 6.5 billion Swiss francs
- Operating profit margin increases 2.0 percentage points to 27.9%
- Net income up 34% to 9.2 billion Swiss francs, driven by a strong operating performance and significantly higher net financial income
- Board to propose 20th consecutive dividend increase: 36% to 3.40 Swiss francs per share and non-voting equity security

Pharmaceuticals

- Pharmaceutical sales grow 21%, more than three times as fast as the global market
- Division reinforces its leadership in oncology
- Operating profit margin rises 4.1 percentage points to 31.7%
- Marketing approvals received for Avastin in lung cancer, Herceptin in early-stage breast cancer and MabThera/Rituxan in rheumatoid arthritis
- First marketing applications filed for Mircera in renal anemia
- Major development targets met: 13 new marketing applications filed and 14 approvals received

Diagnostics

- Division posts 5% sales growth, consolidating its global market leadership
- As anticipated, divisional operating profit declines as a result of investments in new product launches, impairment charges on intangible assets and lower royalty income from licences in the molecular diagnostics segment
- New range of Accu-Chek products now available worldwide

Outlook for 2007

- Double-digit sales growth for the Roche Group and the Pharmaceuticals Division
- Above-market sales growth in both divisions
- Core Earnings per Share growth target in line with sales growth

All growth rates are based on local currencies
Operating profits and operating profit margins are stated before exceptional items

F. Hoffmann-La Roche AG CH-4070 Basel Corporate Communications Tel. 061 - 688 88 88
Fax 061 - 688 27 75
http://www.roche.com

Commenting on the full-year results, Roche Chairman and CEO Franz B. Humer said, "2006 was another year of strong growth and outstanding financial performance at Roche. The Group's sales rose 17% in local currencies to a record high of 42 billion Swiss francs. This 6.5 billion Swiss franc revenue increase over 2005 reflects exceptionally strong organic growth. The Group's earnings performance improved significantly again last year, and total net income rose by one-third to 9.2 billion Swiss francs, the highest profit ever recorded by Roche. Top-line growth was driven primarily by the Pharmaceuticals Division, where sales advanced at more than three times the market growth rate in 2006. Roche Diagnostics maintained its leadership position in an increasingly competitive market, thanks to numerous new product launches and continued growth in all of the division's business areas. With our broad portfolio of innovative products and strong R&D pipeline, we are equipped to continue growing well ahead of the market and creating value for patients, our employees and our shareholders in the years ahead."

Roche Group

Exceptionally strong organic growth

Key figures	In millions of CHF		% change		As % of sales	
	2006	2005	In CHF	In local currencies	2006	2005
Sales	42,041	35,511	+18	+17	100.0	100.0
Research and development	6,589	5,672	+16	+16	15.7	16.0
Operating profit before exceptional items	11,730	9,189	+28	+27	27.9	25.9
Net income	9,171	6,866	+34		21.8	19.3

	2006	2005	% change
Equity ratio (in %)	62.9	58.0	
Core Earnings per Share (in CHF)	9.86	7.84	+26
Dividend per share * (in CHF)	3.40	2.50	+36
Number of employees (at 31 Dec.)	74,372	69,795	+7

* Proposed by the Board of Directors

Operationally and financially, 2006 was another outstanding year for the Roche Group. Total sales increased significantly, rising 17% in local currencies (18% in Swiss francs) to 42.0 billion Swiss francs. This 6.5 billion Swiss franc increase over 2005 revenues was all organic growth. Sales continued to grow especially strongly in the Pharmaceuticals Division. Its sales increased 21% for the year in local currencies (22% in Swiss francs), or more than three times the global market growth rate, led by strong demand for the cancer medicines Herceptin, Avastin and MabThera/Rituxan, the anti-influenza medicine Tamiflu, and Bonviva/Boniva, for osteoporosis. As a result, Roche extended its market leadership in oncology, transplantation and virology. In the Diagnostics Division sales increased 5% in local currencies (6% in Swiss francs) to 8.7 billion Swiss francs, with the Centralized Diagnostics unit making the largest contribution to growth. Diagnostics sales accelerated during 2006 and grew slightly ahead of the market for the year as a whole.

Operating profit margin up significantly

The further robust increase in Group sales last year had a very positive impact on earnings performance. The Group's operating profit before exceptional items increased 27% in local currencies to 11.7 billion Swiss francs. The corresponding operating profit margin rose 2.0 percentage points to 27.9%. Once again, sales growth more than offset increased investments in Roche's strong development pipeline and in new product launches. The Group's improved earnings performance was primarily due to the significantly higher profit contributed by the Pharmaceuticals Division. The division's operating profit before exceptional items increased 40% in local currencies to 10.5 billion Swiss francs, resulting in a further margin improvement of 4.1 percentage points to 31.7%. The Diagnostics Division posted an operating profit of 1.4 billion Swiss francs, down 21% in local currencies from the high divisional profit recorded in 2005. The division's operating profit margin declined 5.2 percentage points to 16.3%. The margin decrease was primarily due to investments in the rollout of new products, impairment charges on intangible assets and lower royalty income from licences.

Record net income – high equity ratio

The Group's strong profitability is also reflected by other key indicators. EBITDA rose 2.9 billion Swiss francs to 14.4 billion Swiss francs. Net financial income totalled 855 million Swiss francs, up significantly from the 328 million Swiss francs recorded in 2005. The effective tax rate was 27.3%, compared with 24.9% in 2005. Group net income rose 34%, or 2.3 billion Swiss francs, to 9.2 billion Swiss francs, and the Group's return on sales margin increased 2.5 percentage points to 21.8%. Net income attributable to Roche shareholders was 33% higher than the year before. Core Earnings per Share (Core EPS) rose 26%. The Group's balance sheet has thus been strengthened further. The ratio of equity to total assets is now 63%, and 83% of assets are financed long-term.

Outlook

Barring unforeseen events, Roche anticipates further positive growth in 2007. Roche expects the Group's and the Pharmaceuticals Division's sales to continue to grow at double-digit rates in local currencies. In both the Pharmaceuticals Division and the Diagnostics Division, Roche anticipates continued above market sales growth in local currencies. Roche's target is for Core EPS to grow in line with Group sales, despite significant investments in research, development, production and marketing.

Twentieth dividend increase in a row

In view of the Group's outstanding results in 2006, the Board of Directors will propose a substantial dividend increase of 36% to 3.40 Swiss francs per share and non-voting equity security at this year's Annual General Meeting. If approved by shareholders, this will be the Group's twentieth dividend increase in as many years and will raise Roche's total dividend payout to 2.9 billion Swiss francs, up from the 2.1 billion Swiss francs distributed last year.

Pharmaceuticals Division

Divisional sales grow more than three times as fast as the market

Key figures	In millions of CHF	% change in CHF	% change in local currencies	As % of sales
Sales	33,294	+22	+21	100
- Roche Pharmaceuticals	20,666	+22	+20	62
- Genentech	9,125	+38	+37	27
- Chugai	3,503	–5	–1	11
EBITDA	12,168	+34	+34	36.5
Operating profit before exceptional items	10,545	+40	+40	31.7
Research and development	5,889	+18	+19	17.7

The Pharmaceuticals Division set new records in 2006. Sales for the full year rose 21% in local currencies and 22% in Swiss francs (21% in US dollars) to 33.3 billion Swiss francs – 6 billion francs more than 2005 and over three times the global market growth rate. Roche has now outperformed the global pharmaceuticals market every quarter for the last four years. Regional sales growth significantly outpaced the market average in North America (27% vs 8%) and Europe (22% vs 5%). In Japan sales declined 1%, in line with the market average, due to government mandated price cuts and healthcare reimbursement changes. Overall, growth was driven primarily by strong demand for the division's key oncology products, the influenza medicine Tamiflu, Genentech's ophthalmology drug Lucentis, and the osteoporosis medicine Bonviva/Boniva.

The division's operating profit before exceptional items advanced 40% to 10.5 billion Swiss francs, and the operating margin 4.1 percentage points to 31.7%. The margin increase was the result of the strong sales growth combined with further productivity improvements, particularly in manufacturing. These factors more than outweighed significantly higher investments in marketing and distribution, and research and development. EBITDA totalled 12.2 billion francs or 36.5% of sales, compared with 33.3% in 2005.

Oncology – portfolio expanded further

Sales of MabThera/Rituxan (rituximab), for the treatment of indolent and aggressive forms of non-Hodgkin's lymphoma (NHL), continued to advance strongly throughout 2006. Growth was supported by increased use of the product as first-line treatment for both forms of the disease, particularly in Europe and emerging markets such as Russia and Latin America. High treatment rates with Rituxan in the US were maintained throughout the year. In July Roche received EU regulatory approval to market MabThera for maintenance therapy of relapsed or refractory follicular NHL, the most common form of indolent NHL. In the US Genentech received marketing approvals for three additional indications for Rituxan, including treatment of previously untreated follicular lymphoma.

Herceptin (trastuzumab) is designed specifically to treat a particularly aggressive form of tumour (known as HER2-positive) that accounts for 20–30% of all breast cancers. Worldwide sales of the product nearly doubled in 2006. In addition to strong uptake by the medical community, growth was driven mainly by reimbursement approvals in the EU, the US and other key markets for wider use of the product after surgery in early-stage breast cancer. These approvals are based on clinical trial results showing that in this setting Herceptin can reduce the risk of cancer recurrence by up to 50% and the risk of death by about a third. In October Roche filed an application with the EU authorities for approval of Herceptin combined with hormonal therapy to treat advanced (metastatic) breast cancer that is both hormone receptor-positive and HER2-positive. In November Chugai filed an application with the Japanese Ministry of Health, Labour and Welfare (MHLW), seeking expansion of the product's marketing licence to include operable early-stage HER2-positive breast cancer.

Avastin (bevacizumab) is the first targeted anti-angiogenic therapy with demonstrated patient survival benefits in four major tumour types: metastatic colorectal, breast and lung cancer, and now also advanced kidney cancer. Avastin inhibits the growth of blood vessels into tumours, thus cutting off the blood supply tumours need to grow and spread. It has now been launched in most markets worldwide as a first-line treatment for advanced (metastatic) colorectal cancer (CRC). Sales grew strongly in 2006 and are expected to increase further, driven by continuing market uptake. Roche is preparing to ask the EU authorities to widen the product's current marketing approval in metastatic CRC to include combinations with chemotherapy regimens based on Xeloda or oxaliplatin. The filing, planned for the first half of 2007, will be based on data from the largest-ever clinical trial in first-line metastatic CRC, showing that adding Avastin to chemotherapy (FOLFOX-4 or XELOX) significantly improves progression-free survival compared with chemotherapy alone. In April Chugai filed the first marketing application for Avastin in Japan, for the treatment of advanced or recurrent colorectal cancer. The application was filed early under an MHLW initiative aimed at expediting patient access to innovative medicines that are already approved in the US or EU, and it has also been given priority review status. In

October, following priority review, the US Food and Drug Administration (FDA) approved Avastin for the treatment of non-small cell lung cancer (NSCLC), the most common form of the disease; a filing for the same indication was submitted to the EU's European Medicines Agency (EMEA) in August. In addition, Roche filed an application in July for EU marketing authorisation of Avastin for the treatment of advanced breast cancer. In September the FDA asked Genentech to provide additional data analysis to support its US application for approval of Avastin to treat metastatic breast cancer. Genentech has agreed to supply the additional data by mid-2007. Interim analysis of a major phase III trial (AVOREN) released in December has shown that Avastin is also effective in a fourth type of cancer: it significantly improves progression-free survival when given as a first-line treatment for advanced renal cell carcinoma. These results will form the basis for a supplemental EU marketing application, planned for 2007.

Xeloda (capecitabine) is an effective oral anticancer therapy that greatly simplifies treatment and also saves costs by reducing the need for hospital visits. Strong sales growth in 2006 was fuelled mainly by increased use of the product in the adjuvant treatment of colon cancer in the US and Europe. Xeloda is currently also approved for the treatment of metastatic breast and colorectal cancer. Marketing applications are planned worldwide, except Japan, in the first half of 2007 for approval of a combination of Xeloda, oxaliplatin and Avastin for metastatic colorectal cancer. The filings will be based on the results of two phase III studies completed in 2006. In July Roche filed an EU marketing application for approval of Xeloda in combination with cisplatin for the treatment of stomach cancer. The filing is based on the results of a phase III comparative study of the efficacy and safety of combined Xeloda and cisplatin versus the current standard therapy.

Two years since its launch in 2004, sales and usage of Tarceva (erlotinib), a targeted drug with proven survival benefit in advanced non-small cell lung cancer and advanced pancreatic cancer, continue to increase strongly. Tarceva has now been approved for the second- and third-line treatment of NSCLC in over 75 countries worldwide. In April Chugai filed an application in Japan for approval of Tarceva in advanced or recurrent NSCLC; the filing has been given priority review status by the authorities. Market uptake of Tarceva for the treatment of pancreatic cancer is also strong, and the product is now the market leader in the US for this indication. In January 2007, after re-examining the data supporting Roche's supplementary marketing application, the EU authorities approved Tarceva for the treatment of metastatic pancreatic cancer.

Anemia – NeoRecormon sales up for both indications

Despite sustained pricing pressure, sales of NeoRecormon (epoetin beta) rose 6% to 1.5 billion Swiss francs, with the product retaining a strong position in cancer-related anemia and its market leadership in renal anemia in the regions where it is sold. As in 2005, market share gains in the oncology setting were driven by continued adoption of the convenient once-weekly prefilled syringe formulation. In January 2007 the EU authorities approved the use of the once-weekly dosage form to treat anemia in patients with solid tumours. In Japan sales of Epogin (epoetin beta) declined due to government mandated price cuts and the introduction of flat-rate reimbursement for epoetin products used in dialysis patients, which has reduced the overall size of the anemia market. Combined sales of NeoRecormon and Epogin declined slightly overall for the year.

Transplantation – leading position maintained

Sales of CellCept (mycophenolate mofetil) continued to post solid sales growth in 2006, driven by particularly strong demand in the US. Thanks to its proven long-term survival benefits and low toxicity, CellCept remains the leading product in the mycophenolic acid market and the cornerstone of immunosuppressant therapies.

Virology – sales growth driven mainly by Tamiflu

Combined sales of Valcyte (valganciclovir) and Cymevene (ganciclovir) continued to show strong growth in 2006, driven by increasing recognition among doctors of the need for prevention and treatment of potentially fatal cytomegalovirus infection in transplant patients. Sales are also being helped by increased use of the products to treat cytomegalovirus infection in HIV/AIDS patients.

Worldwide sales of Tamiflu (oseltamivir), for influenza, continued to rise strongly, driven mainly by pandemic stockpiling, as governments increased their population coverage. Since 2004 over 75 countries have placed orders for pandemic stocks of Tamiflu, with some purchasing enough to cover 25–50% of their populations. Through a collaborative network of its own facilities and those of other companies, Roche now has access to manufacturing capacity for Tamiflu that exceeds all government orders received to date. Research into the most effective utilisation of Tamiflu against the H5N1 virus is continuing, both at Roche and through collaborations with independent experts, the World Health Organization and other institutions. Following EU approval of Tamiflu for influenza prophylaxis in children aged 1–12 years, the medicine can now be prescribed for treatment or prophylaxis in all patients aged one year or older.

Despite an overall decline in market volume in the US and competition from a combination treatment in Japan, sales of Pegasys (peginterferon alfa-2a), for the treatment of hepatitis B and C, continued to grow in 2006. The product remains the leading pegylated interferon treatment for chronic hepatitis C. Sales of Copegus (ribavirin) continued to decline overall due to generic competition in the US. In January 2007 Chugai received approval to market Copegus in Japan for the treatment of chronic hepatitis C in combination with Pegasys.

Roche's HIV medicines achieved steady growth throughout 2006. Sales of Fuzeon (enfuvirtide), which works by blocking the entry of HIV into cells of the immune system, rose 19% compared with 2005. Combined sales of Invirase and Fortovase (saquinavir) increased 28% to 182 million Swiss francs. Growth is being fuelled by increasing uptake of the recently introduced Invirase 500 mg tablet, which offers patients greater convenience.

Rheumatoid arthritis – MabThera/Rituxan launched in first indication

MabThera/Rituxan is the first therapy developed for rheumatoid arthritis (RA) that selectively targets B cells, which play a key role in the disease. First approvals in this indication were issued by the FDA and the EMEA, for use in patients with active RA who have an inadequate response to or are unable to tolerate anti-TNF therapy. Launches in the US, EU and elsewhere have commenced.

Bone and metabolic diseases – good market uptake for Bonviva/Boniva

Bonviva/Boniva (ibandronic acid) is the first and only once-monthly oral bisphosphonate approved for the treatment of postmenopausal osteoporosis. As the worldwide rollout gathered pace, full-year sales of the product continued to rise strongly. In the US Boniva now accounts for some 16% of new bisphosphonate prescriptions. New data published in September show that patients on monthly Boniva tend to continue treatment significantly longer than those taking weekly bisphosphonates, thus increasing their chances of sustained treatment results. Bonviva/Boniva Injection was approved in the US and Europe in January and March, respectively, and is currently being launched in those markets. Given once every three months, this new formulation offers effective treatment to women unable to take or tolerate oral bisphosphonates.

Global sales of Xenical (orlistat 120 mg), for weight loss, grew steadily in 2006, despite the launch of a new competitor in a number of markets. Growth has been helped by increasing awareness of the risks associated with overweight and obesity. Following receipt of an 'approvable' letter from the FDA in April, Roche's partner GlaxoSmithKline is in discussions with the agency regarding its application to sell orlistat 60 mg as a non-prescription weight-loss aid in the US. Subject to final FDA approval, GSK expects to launch the product under the brand-name "alli" in the first half of 2007.

Research and development – R&D pipeline strengthened further

In 2006 the Pharmaceuticals Division filed 13 new marketing applications and received 14 regulatory approvals. At the beginning of 2007 the Division's R&D pipeline comprised 101 clinical projects, including 48 new molecular entities (NMEs) and 53 additional indications. Twenty-five NMEs are currently in phase I, 18 in phase II and five in phase III or filed for regulatory review. In 2006 the total number of late-stage projects in the pipeline (NMEs and additional indications) increased from 41 to 47. Roche Pharmaceuticals currently has 110 projects in preclinical research across six therapeutic areas and 90 development projects in eight therapeutic areas, including 20 in phase 0 (transition from preclinical to clinical development). In 2006 fifteen projects were either terminated or reverted to the respective R&D partners. Of these, eight were in phase I, six in phase II and one in phase III.

Mircera, the first continuous erythropoietin receptor activator, is a new anti-anemia agent that differs from existing medicines both functionally and structurally. The results of six major phase III trials of Mircera in renal anemia, involving over 2,400 patients with chronic kidney disease, were presented at major medical conferences in 2006. The data show that dialysis patients can be switched directly and successfully to maintenance therapy with once-monthly Mircera from other medicines requiring administration up to three times a week – the first time such a switch has been achieved. In addition, two studies of anemia correction in previously untreated patients with chronic kidney disease demonstrated that Mircera can be given to these patients just twice monthly from the outset – another first. Clinical development of Mircera for chemotherapy-induced anemia in cancer patients, currently in phase II, is proceeding as planned. In April Roche filed its first marketing applications for approval of Mircera to treat anemia resulting from chronic kidney disease. The EU and US filings seek approval for the use of the product both in patients who are on dialysis and in those not on dialysis. In December the FDA accepted additional data submitted by Roche to facilitate the agency's review of the US marketing application and extended the review period by three months. The trial in the patent lawsuit brought by Amgen in the US is expected to begin in September 2007. Roche remains confident that Mircera does not infringe any of Amgen's erythropoietin patents.

Actemra (tocilizumab) is being developed as a treatment for RA in one of the most extensive phase III programmes Roche has ever undertaken. Five clinical trials with over 4,000 patients are currently ongoing in 41 countries. Patient enrolment was completed in December. In April 2006 Chugai filed a marketing application in Japan for use of Actemra in the treatment of adult RA and systemic onset juvenile idiopathic arthritis. Supporting data include phase III results showing that Actemra monotherapy significantly improves the symptoms of RA and slows the progression of joint damage. Roche plans to file marketing applications for Actemra in RA in the US and the EU in 2007.

Ocrelizumab is an anti-CD20 humanised monoclonal antibody being developed by Roche and Genentech for moderate to severe rheumatoid arthritis. Like MabThera/Rituxan, ocrelizumab also targets B cells. As a fully humanised antibody, it has the potential to be even better tolerated. Promising phase I/II data were presented at the American College of Rheumatology conference in November showing that ocrelizumab was well tolerated and clinically active at all tested doses. An extensive phase

III clinical development programme is planned to start early in 2007.

R1658, licensed from Japan Tobacco, is a cholesteryl ester transfer protein (CETP) inhibitor with a unique mechanism of action that is designed to raise levels of HDL-C, or "good" cholesterol (a lack of HDL-C is associated with an increased risk of cardiovascular disease). Phase II studies are nearing completion; the data indicate that the compound has a good safety profile and the desired effects on HDL-C and other blood lipids (fats). The results of these studies will form the basis for a decision in 2007 on entry into phase III testing. Unlike a development compound from the same class that was recently discontinued by another company, R1658 has not been associated with any adverse cardiovascular changes or any increase in blood pressure when given to patients as monotherapy or in combination with statins. Nor did R1658 affect cardiovascular parameters in animal models.

Diagnostics Division

All business areas contribute to sales growth

Key figures	In millions of CHF	% change in CHF	% change in local currencies	As % of sales
Sales	8,747	+6	+5	100
- Diabetes Care	3,019	+5	+3	35
- Centralized Diagnostics	3,100	+7	+5	35
- Molecular Diagnostics	1,211	+3	+3	14
- Near Patient Testing	785	+8	+7	9
- Applied Science	632	+12	+12	7
EBITDA	2,500	–4	–5	28.6
Operating profit before exceptional items	1,422	–20	–21	16.3
Research and development	700	0	–1	8.0

Roche Diagnostics remained the global leader in 2006 in an increasingly competitive market, with a market share of 19%. Divisional sales increased 5% for the year in local currencies (6% in Swiss francs; 5% in US dollars), fuelled by new product launches. This was slightly above the market growth rate. The Centralized Diagnostics, Near Patient Testing and Applied Science units were the main contributors to growth.

Divisional operating profit (before exceptional items) declined 21% to 1.4 billion Swiss francs, resulting in a margin decline of 5.2 percentage points. This was primarily due to increased investments in launch activities, impairment charges on intangible assets and lower royalty income from licences. The impairment charges mainly relate to intangible assets recorded following the Disetronic acquisition in 2003. The decline in royalty income followed the expiry of the foundational patents on polymerase chain reaction (PCR) technology in many countries outside the US. EBITDA totalled 2.5 billion francs, or

28.6% of sales, compared with 31.7% in 2005; this was well above industry average.

In 2006 Roche Diagnostics invested 700 million Swiss francs, or 8% of sales, in research and development. The molecular diagnostics, immunochemistry and diabetes care businesses accounted for the largest shares of expenditure.

Diabetes Care – launch of new Accu-Chek products successfully completed

Roche Diabetes Care remained the global market leader in 2006. Following 1% growth in the first half-year, sales rose 5% in the third quarter and 6% in the fourth. Full-year sales were up 3% from the previous year. The new Accu-Chek product portfolio makes it even easier for people with diabetes to manage their condition. Besides the Accu-Chek Spirit insulin pump, it includes the Accu-Chek Aviva and Accu-Chek Go blood glucose monitoring systems and Accu-Chek Compact Plus, an all-in-one system integrating a glucose meter with an automatic test strip dispenser and a lancing device. Also new is the Accu-Chek Multiclix lancing device, which features a unique preloaded lancet drum for safer, more convenient and comfortable blood sampling. Market uptake of these products has been strong, spurring additional sales growth and helping to offset declining sales of the Accu-Chek Advantage system, one of Roche Diabetes Care's most successful products for nearly a decade. The rollout of new monitoring systems was completed in mid-2006 with the launch of the Accu-Chek Compact Plus in North America and Accu-Chek Aviva in Japan. The entire new family of Accu-Chek products is now available worldwide.

In the United States customers have had access to the complete Roche portfolio of insulin delivery products since the FDA lifted its import alert on Accu-Chek insulin pumps in October. The customer response there to the Accu-Chek Spirit pump, which is now available in more than 30 countries, was very positive during its first three months on the US market. Roche Diabetes Care's insulin delivery business posted double-digit growth.

Centralized Diagnostics – cobas 6000 analyser series on the market

In 2006 Roche Centralized Diagnostics posted above-market sales growth of 5% and remained the industry leader with a market share of about 13%. The rollout of the medium-throughput cobas 6000 analyser series and the European launch of the cobas c 111 analyser for customers with small testing volumes marked important steps in a business strategy centred on making clinical chemistry and immunochemistry testing simpler and more efficient. An application for US marketing approval for the cobas c 111 analyser was submitted to the FDA in late 2006. The cobas 6000 analyser series is a fully automated, integrated system capable of handling more than 95% of the routine tests performed daily by a medium-volume laboratory. Thanks to its flexible, modular design, it can be configured exactly to customers' individual needs, and new modules can be added at any time as those needs grow. Immunoassay sales continued to grow significantly faster than the market, advancing 13% in 2006 thanks to products like the Elecsys proBNP and Elecsys Troponin T assays for cardiac disorders. Sales of the NT-proBNP marker grew 28%, helped by additional US approval of the Elecsys proBNP assay for use in assessing the risk of cardiac events in patients with stable coronary artery disease.

Molecular Diagnostics – focus on automation

Roche Molecular Diagnostics maintained its leading market share at about 38% as sales advanced 3% for the year. Virology – the largest segment by sales – grew 5% in 2006, in line with the virology market. Stepped-up sales efforts for the combined Cobas AmpliPrep/Cobas TaqMan platform and its menu of viral load tests for HIV and hepatitis B and C virus (HBV, HCV) drove product sales and helped Roche Molecular Diagnostics to maintain its market share in Europe. Offering fully automated sample preparation and analysis, Cobas AmpliPrep/Cobas TaqMan enhances laboratory productivity and test result integrity. FDA review of the HIV viral load test for this platform is already well advanced, and Roche is preparing to submit its marketing application for the HCV test to the FDA in early 2007. Monitoring viral load (the amount of virus in a patient's blood) is an important way of assessing disease progression and treatment response. In June Roche began rolling out the new fully automated cobas s 201 modular blood screening system and cobas TaqScreen MPX multiplex test across Europe. The cobas TaqScreen MPX test, which simultaneously detects HIV, HCV and HBV in donated blood, received CE Mark (Conformité européenne) certification in March. These products are now available in all European countries. US filings for the multiplex test and a separate West Nile Virus test on the cobas s 201 system are planned for 2007. During the year additional large US laboratories signed on to offer the AmpliChip CYP450 Test, a microarray-based test that detects genetic variations which can affect the way patients respond to treatment with many widely prescribed drugs. Roche is preparing to submit filings to the FDA in the first half of 2007 for tests to detect and genotype low-, intermediate- and high-risk strains of human papillomavirus (HPV). Persistent infection with certain HPV genotypes is a known risk factor for cervical cancer.

Near Patient Testing – leadership in coagulation monitoring and hospital-based blood glucose monitoring extended

This business area reinforced its market leadership in 2006. Overall sales rose 7% for the year, helped by the continued trend towards decentralised testing. Roche Near Patient Testing's newest coagulation monitoring systems, CoaguChek XS for patient self-monitoring and CoaguChek XS Plus for healthcare professionals, commenced their European rollout in January and October, respectively. CoaguChek XS received FDA approval in the third quarter of 2006, and a full US launch is planned for the first quarter of 2007. These systems provide patients taking oral anticoagulants and their health professionals accurate, on-the-spot results from a single drop of blood. Their successful launch has strengthened Roche's global leadership in coagulation monitoring. Roche Near Patient Testing is also the clear leader in hospital-based blood glucose monitoring. The Accu-Chek Inform meter and Accu-Chek Advantage and Accu-Chek Sensor test strips are the core products driving Roche's growing market share in this segment.

Applied Science – Genome Sequencer 20 opens up new market segment for Roche

Roche Applied Science's sales grew 12% in 2006, nearly twice the market growth rate. Growth was driven primarily by the LightCycler 480 instrument and Genome Sequencer 20 system. LightCycler 480 is a highly versatile high-throughput gene expression and mutation analysis platform based on the polymerase chain reaction (PCR) technology pioneered by Roche. The innovative Genome Sequencer 20 system, first launched in late 2005, marks Roche's successful entry into the attractive DNA sequencing research market. It can sequence long DNA fragments and entire genomes 60 times faster than conventional commercially available instruments. Roche Applied Science is also a supplier of industrial reagents and substrates, which account for a major part of its sales revenues. These products were important contributors to growth in 2006.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of diseases, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of drugs for cancer and transplantation and a market leader in virology. In 2006 sales by the Pharmaceuticals Division totalled 33.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.7 billion Swiss francs. Roche employs roughly 75,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet at www.roche.com.

Additional information

- Media release including a full set of tables: www.roche.com/med-cor-2007-02-07
- Annual Report 2006: www.roche.com/fig_annualreport_2006
- Presentations / live media conference broadcast (starting at 10:00 am CET):

www.roche.com/med-cor-2007-02-07b

- Photographs of the media conference (starting at 2:00 pm CET):

www.roche.com/pages/downloads/photosel/070207/

- Roche Pharma pipeline: www.roche.com/inv_pipeline

Next events

- Annual General Meeting: 5 March
- First quarter sales 2007: 17 April (tentative date)
- Half-year results 2007: 19 July (tentative date)
- Nine months sales 2007: 18 October (tentative date)

Roche Group Media Office

Telephone: +41 61 688 8888 / Email: basel.mediaoffice@roche.com

- Baschi Dürr
- Daniel Piller (Head Roche Group Media Office)
- Katja Prowald (Head Science Communications)
- Martina Rupp

1. Sales January to December 2006 and 2005

	2006	2005	% change	
January – December	CHF m	CHF m	In CHF	In local currencies
Pharmaceuticals Division	33,294	27,268	+22	+21
Roche Pharmaceuticals	20,666	16,955	+22	+20
Genentech	9,125	6,614	+38	+37
Chugai	3,503	3,699	-5	-1
Diagnostics Division	8,747	8,243	+6	+5
Roche Group	42,041	35,511	+18	+17

2. Quarterly local sales growth by Division in 2006

	Q1 2006 vs. Q1 2005	Q2 2006 vs. Q2 2005	Q3 2006 vs. Q3 2005	Q4 2006 vs. Q4 2005
Pharmaceuticals Division	+19	+19	+25	+22
Roche Pharmaceuticals	+19	+15	+25	+20
Genentech	+40	+39	+33	+37
Chugai	-8	+1	+2	+2
Diagnostics Division	+3	+5	+6	+5
Roche Group	+15	+16	+20	+18

3. Quarterly sales by Division in 2006

CHF millions	Q4 2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006
Pharmaceuticals Division	7,834	7,739	7,838	8,335	9,382
Roche Pharmaceuticals	4,786	4,821	4,849	5,251	5,745
Genentech	1,982	2,056	2,167	2,299	2,603
Chugai	1,066	862	822	785	1,034
Diagnostics Division	2,235	2,091	2,181	2,143	2,332
Roche Group	10,069	9,830	10,019	10,478	11,714

4. Top 20 Pharmaceuticals Division product sales[1] and local growth[2] in YTD December 2006: US, Japan and Europe/Rest of World

	Total		US		Japan		Europe/RoW	
	CHF m	%	CHF m	%	CHF m	%	CHF m	%
MabThera/Rituxan	4,839	15%	2,696	12%	194	1%	1,949	23%
Herceptin	3,927	81%	1,547	65%	156	30%	2,224	100%
Avastin	2,962	76%	2,188	54%	-	-	774	200%
Tamiflu	2,627	68%	912	130%	409	8%	1,306	67%
NeoRecormon/Epogin	2,227	-1%	-	-	683	-12%	1,544	6%
CellCept	1,842	7%	941	14%	32	17%	869	-1%
Pegasys	1,467	3%	447	-10%	62	-28%	958	14%
Xeloda	971	20%	383	21%	27	-6%	561	21%
Tarceva	813	108%	504	46%	-	-	309	586%
Xenical	693	7%	114	14%	-	-	579	6%
Xolair	537	31%	537	31%	-	-	-	-
Kytril	498	0%	195	-4%	139	6%	164	1%
Nutropin	494	3%	479	3%	-	-	15	8%
Bonviva/Boniva	488	462%	413	400%	-	-	75	1768%
Cymevene/Valcyte	488	22%	259	27%	-	-	229	18%
Lucentis	478	-	478	-	-	-	-	-
Pulmozyme	436	10%	250	7%	-	-	186	13%
Rocephin	416	-56%	25	-95%	59	1%	332	-13%
Neutrogin	379	9%	-	-	379	9%	-	-
Activase/TNKase	362	15%	315	14%	-	-	47	21%

[1] Roche Pharmaceuticals, Genentech and Chugai combined [2] versus YTD December 2005

5. Top 20 Pharmaceuticals Division quarterly local product sales growth[1] in 2006

	Q1 2006 vs. Q1 2005	Q2 2006 vs. Q2 2005	Q3 2006 vs. Q3 2005	Q4 2006 vs. Q4 2005
MabThera/Rituxan	16%	16%	13%	17%
Herceptin	107%	103%	72%	58%
Avastin	141%	102%	55%	49%
Tamiflu	37%	133%	141%	43%
NeoRecormon/Epogin	3%	0%	-4%	-1%
CellCept	15%	-1%	7%	7%
Pegasys	2%	3%	1%	6%
Xeloda	35%	21%	13%	16%
Tarceva	182%	119%	110%	71%
Xenical	16%	8%	-1%	6%
Xolair	39%	30%	34%	23%
Kytril	18%	-4%	0%	-10%
Nutropin	-3%	1%	5%	8%
Bonviva/Boniva	-	323%	929%	251%
Cymevene/Valcyte	21%	12%	26%	30%
Lucentis	-	-	-	-
Pulmozyme	14%	4%	8%	11%
Rocephin	-69%	-63%	-35%	-32%
Neutrogin	19%	12%	1%	7%
Activase/TNKase	19%	21%	9%	14%

[1] Roche Pharmaceuticals, Genentech and Chugai combined

6. Pharmaceuticals Division quarterly local product sales growth[1] US in 2006

	Q1 2006 vs. Q1 2005	Q2 2006 vs. Q2 2005	Q3 2006 vs. Q3 2005	Q4 2006 vs. Q4 2005
MabThera/Rituxan	7%	16%	9%	15%
Herceptin	123%	110%	40%	29%
Avastin	96%	72%	34%	36%
Tamiflu	414%	143%	229%	33%
NeoRecormon/Epogin	-	-	-	-
CellCept	32%	6%	9%	13%
Pegasys	-14%	-10%	-11%	-6%
Xeloda	40%	24%	11%	16%
Tarceva	95%	46%	37%	27%
Xenical	24%	15%	6%	11%
Xolair	39%	30%	34%	23%
Kytril	31%	-20%	5%	-26%
Nutropin	-3%	1%	5%	8%
Bonviva/Boniva	-	262%	818%	205%
Cymevene/Valcyte	15%	20%	32%	38%
Lucentis	-	-	-	-
Pulmozyme	12%	0%	7%	8%
Rocephin	-96%	-96%	-89%	-94%
Neutrogin	-	-	-	-
Activase/TNKase	19%	19%	9%	11%

[1] Roche Pharmaceuticals and Genentech combined

7. **Pharmaceuticals Division quarterly local product sales growth Japan[1] in 2006**

	Q1 2006 vs. Q1 2005	Q2 2006 vs. Q2 2005	Q3 2006 vs. Q3 2005	Q4 2006 vs. Q4 2005
MabThera/Rituxan	3%	-1%	3%	1%
Herceptin	31%	30%	33%	26%
Avastin	-	-	-	-
Tamiflu	-33%	367%	6485%	36%
NeoRecormon/Epogin	-3%	-9%	-22%	-12%
CellCept	15%	20%	19%	14%
Pegasys	-11%	-24%	-34%	-37%
Xeloda	1%	-5%	-9%	-9%
Tarceva	-	-	-	-
Xenical	-	-	-	-
Xolair	-	-	-	-
Kytril	6%	9%	4%	5%
Nutropin	-	-	-	-
Bonviva/Boniva	-	-	-	-
Cymevene/Valcyte	-	-	-	-
Lucentis	-	-	-	-
Pulmozyme	-	-	-	-
Rocephin	-11%	8%	2%	4%
Neutrogin	19%	12%	1%	7%
Activase/TNKase	-	-	-	-

[1] Chugai

8. Pharmaceuticals Division quarterly local product sales growth Europe/Rest of World[1] in 2006

	Q1 2006 vs. Q1 2005	Q2 2006 vs. Q2 2005	Q3 2006 vs. Q3 2005	Q4 2006 vs. Q4 2005
MabThera/Rituxan	30%	20%	20%	22%
Herceptin	105%	107%	104%	87%
Avastin	654%	294%	162%	101%
Tamiflu	88%	124%	49%	52%
NeoRecormon/Epogin	6%	5%	6%	5%
CellCept	2%	-7%	4%	0%
Pegasys	12%	13%	11%	19%
Xeloda	34%	20%	16%	17%
Tarceva	-	2566%	867%	211%
Xenical	14%	7%	-3%	5%
Xolair	-	-	-	-
Kytril	13%	4%	-9%	-5%
Nutropin	12%	-4%	10%	14%
Bonviva/Boniva	-	-	-	885%
Cymevene/Valcyte	27%	5%	19%	21%
Lucentis	-	-	-	-
Pulmozyme	18%	10%	10%	16%
Rocephin	-24%	-9%	-8%	-10%
Neutrogin	-	-	-	-
Activase/TNKase	14%	33%	7%	31%

[1] Roche Pharmaceuticals

9. Top Pharmaceuticals Division quarterly product sales[1] in 2005 and 2006

CHF millions	Q4 2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006
MabThera/Rituxan	1,153	1,146	1,202	1,177	1,314
Herceptin	704	861	952	1,009	1,105
Avastin	572	676	713	741	832
Tamiflu	699	601	360	669	997
NeoRecormon/Epogin	602	535	565	535	592
CellCept	464	454	437	466	485
Pegasys	373	350	374	350	393
Xeloda	228	238	234	239	260
Tarceva	141	172	195	211	235
Xenical	161	181	182	160	170
Xolair	123	124	133	135	145
Kytril	135	130	124	127	117
Nutropin	128	118	126	118	132
Bonviva/Boniva	51	75	92	142	179
Cymevene/Valcyte	109	110	113	126	139
Lucentis	-	-	13	192	273
Pulmozyme	107	109	103	108	116
Rocephin	161	110	106	96	104
Neutrogin	98	93	95	91	100
Activase/TNKase	87	88	90	89	95

[1] Roche Pharmaceuticals, Genentech and Chugai combined

10. Pharmaceuticals Division quarterly product sales[1] in US in 2005 and 2006

CHF millions	Q4 2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006
MabThera/Rituxan	672	634	675	650	737
Herceptin	321	375	400	374	398
Avastin	462	516	527	539	606
Tamiflu	210	168	108	361	275
NeoRecormon/Epogin	-	-	-	-	-
CellCept	244	221	215	241	264
Pegasys	137	103	115	107	122
Xeloda	99	92	90	90	111
Tarceva	108	120	129	123	132
Xenical	26	34	28	25	27
Xolair	123	124	133	135	145
Kytril	56	57	43	56	39
Nutropin	124	114	123	115	127
Bonviva/Boniva	48	69	78	122	144
Cymevene/Valcyte	57	55	59	68	77
Lucentis	-	-	13	192	273
Pulmozyme	63	64	58	62	66
Rocephin	48	9	8	6	2
Neutrogin	-	-	-	-	-
Activase/TNKase	77	78	78	78	81

[1] Roche Pharmaceuticals and Genentech combined

11. Pharmaceuticals Division quarterly product sales[1] in Japan in 2005 and 2006

CHF millions	Q4 2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006
MabThera/Rituxan	59	41	48	49	56
Herceptin	38	32	38	40	46
Avastin	-	-	-	-	-
Tamiflu	133	170	9	57	173
NeoRecormon/Epogin	232	160	182	147	194
CellCept	9	7	8	8	9
Pegasys	25	17	16	14	15
Xeloda	8	6	7	7	7
Tarceva	-	-	-	-	-
Xenical	-	-	-	-	-
Xolair	-	-	-	-	-
Kytril	40	29	36	34	40
Nutropin	-	-	-	-	-
Bonviva/Boniva	-	-	-	-	-
Cymevene/Valcyte	-	-	-	-	-
Lucentis	-	-	-	-	-
Pulmozyme	-	-	-	-	-
Rocephin	17	13	16	13	17
Neutrogin	98	93	95	91	100
Activase/TNKase	-	-	-	-	-

[1] Chugai

12. Pharmaceuticals Division quarterly product sales in Europe/Rest of World[1] in 2005 and 2006

CHF millions	Q4 2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006
MabThera/Rituxan	422	471	479	478	521
Herceptin	345	454	514	595	661
Avastin	110	160	186	202	226
Tamiflu	356	263	243	251	549
NeoRecormon/Epogin	370	375	383	388	398
CellCept	211	226	214	217	212
Pegasys	211	230	243	229	256
Xeloda	121	140	137	142	142
Tarceva	33	52	66	88	103
Xenical	135	147	154	135	143
Xolair	-	-	-	-	-
Kytril	39	44	45	37	38
Nutropin	4	4	3	3	5
Bonviva/Boniva	3	6	14	20	35
Cymevene/Valcyte	52	55	54	58	62
Lucentis	-	-	-	-	-
Pulmozyme	44	45	45	46	50
Rocephin	96	88	82	77	85
Neutrogin	-	-	-	-	-
Activase/TNKase	10	10	12	11	14

[1] Roche Pharmaceuticals

RECEIVED
2007 MAR 22 P 1:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Translation

February 27, 2007

Name of listed company:	Chugai Pharmaceutical Co., Ltd.
Code number:	4519 (1st Section of Tokyo Stock Exchange)
Head office:	1-1, Nihonbashi-Muromachi 2-Chome, Chuo-ku, Tokyo
President & CEO:	Osamu Nagayama
Inquiries to:	Mamoru Togashi, General Manager,
	Corporate Communications Dept.
	Tel: +81-(0)3-3273-0881

Judgments Granted in Favor of Chugai in Lawsuits Filed by Ajinomoto Co., Inc.

Chugai Pharmaceutical Co., Ltd. [Head Office: Chuo-ku, Tokyo. President: Osamu Nagayama] (hereafter, Chugai) announced today that the Intellectual Property High Court granted judgments in favor of Chugai in a patent infringement suit and a revocation suit against a trial decision by the Japanese Patent Office, both filed by Ajinomoto Co., Inc. [Head Office: Chuo-ku, Tokyo. President: Norio Yamaguchi] (hereafter, Ajinomoto).

Ajinomoto filed a patent infringement suit with the Tokyo District Court in April 2004 against Chugai, alleging that a process patent owned by Ajinomoto (hereafter, "the subject patent") has been infringed upon by Chugai in its manufacturing prescription pharmaceuticals, "Epogin" and "Neutrogin". The Tokyo District Court rendered judgment in March 2006 to dismiss the claim. Separately, the subject patent was declared to be invalid by the Japanese Patent Office in September 2005 in a trial for invalidation which Chugai had filed. Ajinomoto then appealed from the judgment by the Tokyo District Court and the trial decision by the Japanese Patent Office to the Intellectual Property High Court, where review has been under way.

The judgments by the Intellectual Property High Court upheld Chugai's position regarding the invalidity of the subject patent as well as the absence of patent infringement by Chugai, following decisions by the Japanese Patent Office and the Tokyo District Court. Chugai would like to express its deep respect toward these consistent, appropriate and fair decisions, and renew its determination to conduct its business activities with due deference to intellectual property rights of others.

1. Patent infringement suit

(1) History

April 20, 2004:	Filing of a lawsuit by Ajinomoto
March 22, 2006:	Judgment by the Tokyo District Court to dismiss the claim
April 4, 2006:	Filing of an appeal by Ajinomoto

(2) Contents of the claim

Dismissal of the judgment by the Tokyo District Court

Seeking for JPY 3 billion and statutory post filing interest thereon as damages for the alleged patent infringement

The appellant Ajinomoto articulated in the original complaint that the total amount of damage was no less than JPY 38.2 billion and this complaint seeks for a partial payment of the total damage.

(3) Date of judgment

February 27, 2007

(4) Judgment

(i) Ajinomoto's appeal shall be dismissed in its entirety.

(ii) Costs shall be borne by Ajinomoto.

(5) Outlook

Chugai's business performance will not be affected by this judgment.

2. Revocation suit against a trial decision by the Japanese Patent Office

(1) History

November 5, 2004:	Filing of a request for patent invalidation by Chugai
September 7, 2005:	Trial decision by the Japanese Patent Office declaring the subject patent to be invalid
October 11, 2005:	Filing of a lawsuit by Ajinomoto to revoke the trial decision

(2) Contents of the claim

Revocation of the trial decision which declared the subject patent to be invalid

(3) Date of judgment

February 27, 2007

(4) Judgment

(i) Ajinomoto's claim shall be dismissed in its entirety.

(ii) Costs shall be borne by Ajinomoto.

(5) Outlook

Chugai's business performance will not be affected by this judgment.

[**Translation**: Please note that the following purports to be a translation from the Japanese original Notice of Convocation of the Annual General Meeting of Shareholders 2007 of Chugai Pharmaceutical Co., Ltd. prepared for the convenience of shareholders outside Japan with voting rights. However, in the case of any discrepancy between the translation and the Japanese original, the latter shall prevail. Please also be advised that certain expressions regarding voting procedures for domestic shareholders that are not applicable to the aforesaid shareholders are omitted or modified to avoid confusion.]

(Securities Code: 4519)

March 1, 2007

To the Shareholders:

NOTICE OF CONVOCATION OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS FOR THE BUSINESS TERM ENDED DECEMBER 31, 2006

Dear Shareholders:

You are cordially invited to attend the Annual General Meeting of Shareholders of Chugai Pharmaceutical Co., Ltd. (the "Company") for the Business Term ended December 31, 2006. The meeting will be held as described below.

If you are unable to attend the meeting, you can exercise voting rights in writing. Please review the following reference document concerning the General Meeting of Shareholders, complete the enclosed Voting Rights Exercise Form enclosed by indicating your approval or disapproval for each matter for resolution, and send it to us by mail on or before 5:30 P.M. on March 22, 2007 (Thursday).

Yours very truly,

Osamu Nagayama
President & CEO
CHUGAI PHARMACEUTICAL CO., LTD. (the "Company")
1-1, Nihonbashi-Muromachi 2-chome
Chuo-ku, Tokyo

PARTICULARS

1. **Date and Time of the Meeting:** 10:00 a.m. on March 23, 2007 (Friday)
2. **Place of the Meeting:** Rose Room on the 2nd Floor of Palace Hotel
   1-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo
   (Please see the map attached at the end of this document (translation omitted).)
3. **Purpose of the Meeting:**
   Matters for Reporting:

   (1) The Business Report for the Business Term (January 1, 2006 to December 31, 2006), Consolidated Financial Statements for the Business Term, and Accounting Documents for the Business Term.

   (2) The Report on the Results of Audit of the Consolidated Financial Statements by Independent Auditors and the Board of Corporate Auditors.

Matters for Resolution:

First Item of Business:	Proposed Disposition of Surplus
Second Item of Business:	Partial Amendment to the Articles of Incorporation
Third Item of Business:	Election of Three (3) Directors
Fourth Item of Business:	Election of One (1) Corporate Auditor
Fifth Item of Business:	Payment of Bonuses to Directors
Sixth Item of Business:	Revision of Remuneration for Directors as a Group
Seventh Item of Business:	Allotment of Stock Acquisition Rights as Stock Option Compensation to Directors

- End -

CONSOLIDATED BALANCE SHEET

(As of December 31, 2006)

(millions of yen)

ITEM	AMOUNT	ITEM	AMOUNT
ASSETS		LIABILITIES	
Current Assets:	**337,661**	**Current Liabilities:**	**65,268**
Cash and deposits	68,332	Trade notes and accounts payable	28,134
Trade notes and accounts receivable	105,897	Other payable	7,375
Marketable securities	81,894	Accrued income taxes	6,404
Inventories	61,531	Deferred tax liabilities	2
Deferred tax assets	13,155	Accrued consumption taxes	184
Other	7,052	Accrued expenses	13,863
Reserve for doubtful accounts	- 203	Reserve for bonuses to employees	3,121
		Reserve for bonuses to directors	185
		Reserve for sales returns	55
		Reserve for sales rebates	2,919
		Other	3,021
Fixed Assets:	**124,462**	**Fixed Liabilities:**	**5,252**
		Bonds	300
Tangible Fixed Assets:	**85,150**	Convertible bonds	151
Buildings and structures	38,896	Deferred tax liabilities	2
Machinery and vehicles	13,945	Reserve for employees' retirement benefits	4,151
Tools, furniture and fixtures	6,315	Reserve for officers' retirement benefits	553
Land	9,927	Other	92
Construction in progress	16,065		
Intangible Fixed Assets:	**5,131**	**TOTAL Liabilities**	**70,520**
Software	3,468		
Other	1,663	NET ASSETS	
		Shareholders' Equity	**384,258**
		Common stock	72,893
		Additional paid-in capital	92,747
		Retained earnings	226,209
Investments and Other Assets:	**34,180**	Treasury shares	- 7,590
Investment securities	15,149	**Valuation and Translation Adjustments**	**5,339**
Long-term loans receivable	88	Net unrealized gain on securities	3,236
Deferred tax assets	10,137	Translation adjustments	2,103
Other	9,081		
Reserve for doubtful accounts	- 277	**Minority Interests**	2,006
		TOTAL Net Assets	**391,604**
TOTAL Assets	**462,124**	**TOTAL Liabilities and Net Assets**	**462,124**

[Translation]

CONSOLIDATED INCOME STATEMENT
(From January 1, 2006 to December 31, 2006)

(millions of yen)

ITEM	AMOUNT	
Net sales		**326,109**
Cost of sales	133,074	
Reversal of reserve for sales returns	11	133,085
Gross profit		**193,023**
Selling, general and administrative expenses		134,676
Operating Income:		**58,347**
Non-Operating Income:		
Interest and dividend receivable	1,981	
Other non-operating income	4,292	6,274
Non-Operating Expenses:		
Interest expense	268	
Other non-operating expenses	3,429	3,698
Recurring Profit:		**60,922**
Extraordinary Gain:		
Gain on sales of investment securities	2,230	
Gain on settlement due to office realignments	813	
Fee of licensing agreement	550	3,594
Extraordinary Loss:		
Office reorganization costs	1,207	
Loss on sales of fixed assets	245	
Impairment loss	106	1,560
Income before Income Taxes		**62,956**
Income Taxes – current	21,513	
Income Taxes – deferred	1,360	22,874
Minority Interests		1,664
Net Income		**38,417**

[Translation]

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY AND OTHER NET ASSETS
(From January 1, 2006 to December 31, 2006)

(millions of yen)

	Shareholders' equity				
	Common stock	Additional paid-in capital	Retained earnings	Treasury shares	Total shareholders' equity
Balance as of December 31, 2005	72,443	92,296	206,834	- 7,611	363,962
Changes during the period					
Issuance of new shares	449	447			897
Dividends paid			- 18,821		- 18,821
Bonuses to directors by disposition of surplus			- 222		- 222
Net income			38,417		38,417
Purchase of treasury shares				- 29	- 29
Disposition of treasury shares		3		50	53
Net changes except for shareholders' equity during the period					
Total changes during the period	449	451	19,374	21	20,295
Balance as of December 31, 2006	72,893	92,747	226,209	- 7,590	384,258

	Valuation and translation adjustments			Minority interests	Total net assets
	Net unrealized gain on securities	Foreign currency translation adjustments	Total valuation and translation adjustments		
Balance as of December 31, 2005	3,781	561	4,343	1,692	369,998
Changes during the period					
Issuance of new shares					897
Dividends paid					- 18,821
Bonuses to directors by disposition of surplus					- 222
Net income					38,417
Purchase of treasury shares					- 29
Disposition of treasury shares					53
Net changes except for shareholders' equity during the period	- 545	1,541	996	313	1,309
Total change during the period	- 545	1,541	996	313	21,605
Balance as of December 31, 2006	3,236	2,103	5,339	2,006	391,604

[Translation]

BALANCE SHEET

(As of December 31, 2006)

(millions of yen)

ITEM	AMOUNT	ITEM	AMOUNT
ASSETS		LIABILITIES	
Current Assets:	**292,308**	**Current Liabilities:**	**55,351**
Cash and deposits	48,207	Accounts payable	25,287
Accounts receivable	105,081	Other payable	259
Marketable securities	81,894	Accrued expenses	13,078
Merchandise	4,537	Accrued income taxes	4,098
Products	29,798	Accrued consumption taxes	119
Semi-finished goods	290	Deposit	1,131
Raw materials	1,699	Reserve for bonuses to employees	2,684
Prepaid expenses	376	Reserve for bonuses to directors	175
Deferred tax assets	10,491	Reserve for sales returns	55
Accrued income	10,035	Reserve for sales rebates	2,919
Other	95	Other payable for facilities	5,116
Reserve for doubtful accounts	- 200	Other	425
Fixed Assets:	**143,708**	**Fixed Liabilities:**	**4,912**
Tangible Fixed Assets:	**47,590**	Bonds	300
Buildings	23,460	Convertible bonds	151
Structures	1,504	Reserve for employees' retirement benefits	3,877
Machinery and equipment	2,838	Reserve for officers' retirement benefits	548
Vehicles and delivery equipment	19	Other	33
Tools, furniture and fixtures	4,948		
Land	9,094	**TOTAL Liabilities**	**60,263**
Construction in progress	5,725		
Intangible Fixed Assets:	**4,315**	NET ASSETS	
Patent rights	26		
Trademark rights	3	**Shareholders' Equity**	**372,517**
Software	3,468	Common stock	72,893
Other	817	Additional paid-in capital	92,747
		Capital surplus	92,741
Investments and Other Assets:	**91,802**	Other capital surplus	5
Investment securities	14,907	Gain on sale of treasury shares	5
Investments in shares of affiliates	57,643	Retained earnings	214,468
Investments in affiliates	113	Legal reserve	6,480
Long-term loans receivable	30	Other retained earnings	207,988
Long-term loans to employees	0	Reserve for advanced depreciation of fixed assets	1,002
Long-term prepaid expenses	2,214	General reserve	149,220
Deferred tax assets	10,145	Unappropriated retained earnings for the business term under review	57,765
Guaranty deposit	4,172	Treasury shares	- 7,590
Long-term uncollected credit	1,695	**Valuation and Translation Adjustments**	**3,236**
Other	1,146	Net unrealized gain on securities	3,236
Reserve for doubtful accounts	- 266	**TOTAL Net Assets**	**375,753**
TOTAL Assets	**436,017**	**TOTAL Liabilities and Net Assets**	**436,017**

[Translation]

INCOME STATEMENT
(From January 1, 2006 to December 31, 2006)

(millions of yen)

ITEM	AMOUNT	
Net sales		**310,541**
Cost of sales	132,127	
Reversal of reserve for sales returns	11	132,139
Gross profit		**178,401**
Selling, general and administrative expenses		128,895
Operating Income:		**49,506**
Non-Operating Income:		
Interest and dividend receivable	1,505	
Other non-operating income	5,731	7,236
Non-Operating Expenses:		
Interest expense	168	
Other non-operating expenses	2,996	3,164
Recurring Profit:		**53,578**
Extraordinary Gain:		
Gain on sales of investment securities	2,230	
Gain on settlement due to office realignments	813	
Fee of licensing agreement	550	3,594
Extraordinary Loss:		
Office reorganization costs	1,164	
Loss on sales of fixed assets	245	
Impairment loss	106	1,516
Income before Income Taxes		**55,655**
Income Taxes – current	17,418	
Income Taxes – deferred	3,329	20,747
Net Income		**34,907**

[Translation]

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY AND OTHER NET ASSETS
(From January 1, 2006 to December 31, 2006)

(millions of yen)

	Shareholders' equity								
	Common stock	Additional paid-in capital		Retained earnings				Treasury shares	Total shareholders' equity
		Capital surplus	Other capital surplus	Retained earnings	Other retained earnings				
					Reserve for advanced depreciation of fixed assets	General reserve	Unappropriated retained earnings for the business term under review		
Balance as of December 31, 2005	72,443	92,294	1	6,480	1,168	135,220	55,734	- 7,611	355,731
Changes during the period									
Issuance of new shares	449	447							897
Reversal of reserve for advanced depreciation of fixed assets					- 166		166		—
Provision of general reserve						14,000	-14,000		—
Dividends paid							-18,821		-18,821
Bonuses to directors by disposition of surplus							- 222		- 222
Net income							34,907		34,907
Acquisition of treasury shares								- 29	- 29
Disposition of treasury shares			3					50	53
Net changes except for shareholders' equity during the period									
Total changes during the period	449	447	3	—	-166	14,000	2,031	21	16,785
Balance as of December 31, 2006	72,893	92,741	5	6,480	1,002	149,220	57,765	- 7,590	372,517

(millions of yen)

	Valuation and translation adjustments	Total net assets
	Net unrealized gain on securities	
Balance as of December 31, 2005	3,781	359,513
Changes during the period		
Issuance of new shares		897
Reversal of reserve for advanced depreciation of fixed assets		—
Provision of general reserve		—
Dividends paid		- 18,821
Bonuses to directors by disposition of surplus		- 222
Net income		34,907
Acquisition of treasury shares		- 29
Disposition of treasury shares		53
Net changes except for shareholders' equity during the period	- 545	- 545
Total change during the period	- 545	16,240
Balance as of December 31, 2006	3,236	375,753

[Translation]

REFERENCE DOCUMENT CONCERNING THE GENERAL MEETING OF SHAREHOLDERS

Items of Business and Matters for Reference:

First Item of Business: Proposed Disposition of Surplus

The Company's basic policy is to payout stable dividends to shareholders, taking into account the Company's overall situation, including demand for funds for medium-and long-term strategic investment, performance forecasts, the short-term performance due to epidemic of influenza and so forth. The Company aims to maintain an average over 30% of the consolidated divided payout ratio.

In addition, internal reserves will be used, among other things, to fund R&D activities in Japan and around the world and to make capital investments for new products to further enhance corporate value.

Under the policy, the Company would like to declare disposition of surplus as described below:

Matters concerning Year-End Dividends

(1) Matters concerning the allotment of dividend assets to the shareholders and the amount thereof:
18 yen per share of common stock of the Company
Total 9,974,338,920 yen

(2) Date when dividends of surplus takes effect:
March 26, 2007

The total dividend for the fiscal year under review is 30 yen per share, including the interim dividend of 12 yen per share.

Second Item of Business: Partial Amendment to the Articles of Incorporation

The Company would like to make a partial amendment to the Articles of Incorporation as described below:

1. Reason and Purpose of the Amendment

In connection with the coming into force of the Corporate Law (Law No. 86, 2005) on May 1, 2006, the Articles of Incorporation of the Company will be changed as stated below:

(1) With respect to the matters which are deemed to be provided in the Articles of Incorporation after the enforcement of the Corporate Law, the Company would like to establish and amend provisions to reflect those changes pursuant to the "Law regarding the Development of Laws Related to the Enforcement of the Corporate Law" (Law No. 87, 2005) (Articles 4, 9 and 12 in the Proposed Amendments).

(2) Citations from the former Commercial Code of Japan in the Articles of Incorporation will be replaced by the relevant provisions of the Corporate Law and, at the same time, the terms and expressions in the Articles of Incorporation will be changed to adopt the terms and expressions provided in the Corporate Law.

(3) By virtue of the coming into force of the Corporate Law, the requirement for the description of the purposes of the Company in the Articles of Incorporation have been alleviated. Accordingly, the Company will state the principal business, and other businesses will be integrated into the general statement requiring any other legally authorized business of the Company (Article 2 in the Proposed Amendments).

(4) In order to adopt the following system provided in the Corporate Law, the Company will make necessary changes in each of the relevant provisions of the Articles of Incorporation.

(i) The Company will establish provisions to reasonably limit the rights to shares constituting less than one unit (Article 10 in the Proposed Amendments).

(ii) The Company will establish provisions to enable it to provide the shareholders with the reference materials for a general meeting of shareholders by disclosing such material through the Internet pursuant to the Ordinance of the Ministry of Justice (Article 16 in the Proposed Amendments).

(iii) The number of proxies who may exercise voting rights at a general meeting of shareholders will be fixed (Article 19 in the Proposed Amendments).

(iv) The Company will establish provisions to allow the Board of Directors to adopt resolutions in writing in cases where certain conditions are fulfilled. The purpose is to enable the Board of Directors to act with flexibility whenever necessary (Article 23 in the Proposed Amendments).

(v) The Company will establish provisions that the Company may conclude an agreement with an external Corporate Auditor to limit his or her liability. The purpose is to enable the Company to have an appropriate person as its external Corporate Auditor and allowing him or her to properly perform such duties as expected (Article 34 in the Proposed Amendments).

(5) In line with the changes stated above, any other necessary amendment to other provisions including modifications of certain wordings and renumbering will be made.

2. Proposed Amendments

Current Articles	Proposed Amendments
CHAPTER 1 GENERAL RULES	CHAPTER 1 GENERAL RULES
Article 1 <Omitted> Article 2 (Purposes) The purposes of the Company shall be to engage in the following businesses: (1) Manufacturing, sale and purchase and importation and exportation of the following items: (a) Pharmaceuticals, non-pharmaceuticals, reagents, industrial chemicals, agricultural chemicals, fertilizers, cosmetics, perfumes and other chemical products; (b) Medical appliances, sanitary supplies, measures, scales and gauges, analytical appliances, horticulture supplies; (c) Foodstuffs and food additives, beverages, alcoholic beverages, seasonings, feeds and feeds additives; (d) Glass, paper, plastic and metal containers and packaging materials; (2) Undertaking of basic and applied researches of medical substances, research activities and undertaking thereof, and consultation business; (3) Production, sale and purchase and importation and exportation of laboratory animals and pet animals such as dogs, cats, etc.; (4) Sale and purchase, lease and management of real estate properties and intermediary thereof, and operation of parking garages; (5) Warehousing industry, trucking business and forwarding business; (6) Business in connection with non-life insurance agent and offering of life insurance; (7) Publishing and printing business; (8) Undertaking of data processing business and information provision services; and (9) Any business incidental or relating to any of the foregoing items. Article 3 <Omitted> <New provision>	Article 1 <Same as the current provision> Article 2 (Purposes) The purpose of the Company shall be to engage in the following businesses: (1) Research, development, manufacturing, sale, importation, and exportation of pharmaceuticals. (2) Any other legally authorized business. Article 3 <Same as the current provision> Article 4 (Organizations) The Company shall have the following

[Translation]

Current Articles	Proposed Amendments
	organizations: (1) General meeting of shareholders; (2) Directors; (3) Board of Directors; (4) Corporate Auditors; (5) Board of Corporate Auditors; (6) Accounting Auditor.
Article 4 <Omitted>	Article 5 <Same as the current provision>
CHAPTER 2 SHARE	CHAPTER 2 SHARE
Article 5 (Total Number of Shares Authorized to be Issued) The total number of shares authorized to be issued by the Company shall be 799,805,050 shares; provided, however, that in case of retirement of treasury shares, the number of such retired shares shall be decreased in proportion.	Article 6 (Total Number of Shares Issuable) The total number of shares issuable by the Company shall be 799,805,050 shares.
Article 6 (Acquisition of Shares) The Company may purchase its shares upon resolution of the Board of Directors.	Article 7 (Acquisition of Shares) The Company may acquire its own shares through market transactions, etc. upon resolution of the Board of Directors.
Article 7 (Number of Shares to Constitute One Unit (*tangen*)) The number of shares to constitute one unit (*tangen*) of shares of the Company shall be 100 shares.	Article 8 <The proposed change relates only to description in Japanese, which does not affect English translation.>
<New provision>	Article 9 (Issuance of Shares) The Company shall issue certificates in respect of its shares. 2. Notwithstanding the preceding paragraph, the Company may choose not to issue any share certificates constituting less than one unit.
Article 8 (No Issue of Share Certificates Constituting Less than One Unit (*tangen*)) The Company shall not issue any share certificate constituting less than one unit (hereinafter referred to as the"*tangen-miman-kabushiki*"), unless otherwise provided in the Share Handling Regulations.	<Deleted>
<New provision>	Article 10. (Rights to Shares Constituting Less than One Unit) The shareholders (including beneficial shareholders; the same applicable

Current Articles	Proposed Amendments
	hereinafter) of the Company shall not exercise any rights other than the rights stated below with respect to shares constituting less than one unit: (1) the rights stated in each item, Article 189, Paragraph 2 of the Corporate Law; (2) the right to make a demand pursuant to Article 166, Paragraph 1 of the Corporate Law; (3) the right to be allotted offered shares and stock acquisition rights corresponding to the number of shares owned by shareholders; and (4) the right to make a demand pursuant to the following Article.
Article 9 (Additional Purchase of Shares Constituting less than One Unit) Any shareholder holding shares less than one unit (*tangen*) of the Company (including beneficial owners, hereinafter the same) may, pursuant to the Share Handling Regulations, request the sale of the number of shares that will constitute one unit in total when combined with the shares constituting less than one unit.	Article 11 (Request by a Shareholder for Sale of Shares Less Than One Unit) The shareholder of the Company may request the Company to sell such number of shares as will constitute one unit of shares when combined with shares constituting less than one unit held by the shareholder under the Share Handling Regulations.
Article 10 (Transfer Agent) The Company shall have a transfer agent with respect to shares, and such transfer agent shall handle the registration of a transfer of shares, registration of a pledge, notation of trust property or obliteration thereof, delivery of share certificates, purchase and additional purchase of shares constituting less than one unit (*tangen*), registration of lost share certificates and acceptance of a notification and any other business relating to shares, not by the Company. 2. The register of shareholders, the register of beneficial owners (hereinafter collectively referred to as the "Register of Shareholders") and a register for lost share certificates shall be kept at the business office of the transfer agent. 3. The transfer agent and location for the handling of its business shall be selected by resolution of the Board of Directors and shall be publicly noticed.	Article 12 (Share Registrar) The Company shall have a share registrar. 2. The share registrar and the location for the handling of its business shall be selected by resolution of the Board of Directors and public notice thereof shall be made . 3. The preparation and maintenance of the register of shareholders (including the register of beneficial shareholders; the same applicable hereinafter), a register of lost share certificates, and a register of stock acquisition rights and other matters relating to the register of shareholders, register of lost share certificates and a register of stock acquisition rights shall be entrusted to the share registrar but shall not be handled by the Company.
Article 11 (Share Handling Regulations) Matters with respect to the registration of transfer of shares, purchase and	Article 13 (Share Handling Regulations) Any handling relating to shares of the Company, exercise of rights by the

[Translation]

Current Articles	Proposed Amendments
additional purchase of shares constituting less than one unit (*tangen*), and other matters relating to shares of the Company shall be governed by Share Handling Regulations to be established by the Board of Directors.	shareholders, and fees therefor shall be governed by Share Handling Regulations to be established by the Board of Directors in addition to the laws and ordinances or the Articles of Incorporation.
Article 12 (Record Date) Any shareholders entitled to exercise shareholder's rights at the ordinary general meeting of Shareholders shall be the Shareholders duly entered or recorded in the last Register of Shareholders as of December 31 of each year. 2. In addition to the foregoing paragraph, the Company may, when necessary, determine a record date by giving advance public notice pursuant to resolution of the Board of Directors.	Article 14 (Record Date) The Company shall treat the shareholders with voting rights entered or recorded in the last register of shareholders as of December 31 of each year as shareholders entitled to exercise shareholder's rights at the ordinary general meeting of shareholders relating to the relevant financial year.
CHAPTER 3 GENERAL MEETING OF SHAREHOLDERS	CHAPTER 3 GENERAL MEETING OF SHAREHOLDERS
Article 13 (Convocation of a Shareholders Meeting) The ordinary general meeting of Shareholders of the Company shall be convened in March in each year, and an extraordinary general meeting of Shareholders shall be convened whenever necessary. 2. Unless otherwise provided in laws or ordinances, the President shall convene a general meeting of Shareholders in accordance with resolution of the Board of Directors; provided, however, that in case the President is unable to convene, another Representative Director shall, in the order previously fixed by the Board of Directors, convene such meeting. 3. A General meeting of Shareholders of the Company shall be convened in Tokyo.	Article 15 (Convocation of a General Meeting of Shareholders) The ordinary general meeting of shareholders of the Company shall be convened in March of each year, and an extraordinary general meeting of shareholders shall be convened when necessary. 2. Unless otherwise provided in laws and ordinances, the President shall convene a general meeting of shareholders in accordance with resolution of the Board of Directors. In case the President is unable to convene, another Director shall, in the order previously fixed by the Board of Directors, convene such meeting. 3. The general meeting of shareholders of the Company shall be convened in Tokyo.
<New provision>	Article 16 (Disclosure on Internet of Reference Materials for General Meeting of Shareholders and Deemed Provision of that Information) If the Company discloses information relating to matters stated or indicated in reference documents, business report, accounting documents and consolidated financial statements (including Accounting Auditor's report and Corporate Auditors' report relating to

[Translation]

Current Articles	Proposed Amendments
	any such consolidated accounting documents) in connection with convening the general meeting of shareholders through the Internet pursuant to the Ordinance of the Ministry of Justice, the Company may deem that it has provided the same to shareholders.
Article 14 (Chairman of Meeting) The President shall act as a Chairman of a general meeting of Shareholders; provided, however, that in case the President is unable to act, another Director shall, in the order previously fixed by the Board of Directors, act in his place.	Article 17 (Chairman of the General Meeting of Shareholders) The President shall act as a chairman of the general meeting of shareholders. In case the President is unable to act, another Director shall, in the order previously fixed by the Board of Directors, act in his place.
Article 15 (Method of Ordinary Resolution) Unless otherwise provided in laws, ordinances or in these Articles of Incorporation, resolutions of a Shareholders meeting shall be adopted by a majority of the votes of Shareholders present.	Article 18 (Method of Ordinary Resolution) Unless otherwise provided in laws and ordinances or in these Articles of Incorporation, resolutions of a general meeting of shareholders shall be adopted by a majority of the votes of shareholders present who are entitled to exercise voting rights.
Article 16 (Exercise of Voting Rights by Proxy) A Shareholder may exercise his voting rights through another Shareholder having voting rights, as his proxy.	Article 19 (Exercise of Voting Rights by Proxy) A shareholder may exercise his/her voting rights through another shareholder having voting rights in the Company, as his/her proxy.
CHAPTER 4 DIRECTORS AND BOARD OF DIRECTORS	CHAPTER 4 DIRECTORS AND BOARD OF DIRECTORS
Article 17 (Election of Directors) Directors shall be elected at a general meeting of Shareholders by resolution. 2. The resolution for the election of Directors shall be adopted by a majority of the votes of Shareholders present at a Shareholders meeting who hold shares representing not less than one-third (1/3) of the total number of the voting rights of all Shareholders. 3. No cumulative voting shall be used for the election of Directors.	Article 20 (Election of Directors) Directors shall be elected at a general meeting of shareholders by resolution. 2. The resolution for the election of Directors shall be adopted by a majority of the votes of shareholders present at a general meeting of shareholders a quorum of which is shareholders holding shares representing not less than one-third (1/3) of the total number of the voting rights of all shareholders who may exercise voting rights. 3. The resolution for the election of Directors shall not be by cumulative voting.
Article 18 (Term of Office of Directors) The term of office of Directors shall expire at the close of the ordinary	Article 21 (Term of Office of Directors) The term of office of Directors shall be until the close of the ordinary general

Current Articles	Proposed Amendments
general meeting of Shareholders relating to the closing of the accounts lastly held within two (2) years after their assumption of office.	meeting of shareholders held with respect to the last business term ending within two (2) years after election.
Article 19 (Convening a Meeting of the Board of Directors and Chairman) The President shall, unless otherwise provided in laws and ordinances, convene a meeting of the Board of Directors, and shall act as a Chairman of such meeting; provided, however, that in case the President is unable to act, another Director shall, in the order previously fixed by the Board of Directors, act in his place. 2. The convocation of a meeting under the preceding paragraph shall be notified to each Director and each Corporate Auditor one (1) week prior to the date of the meeting; provided, however, that the meeting may be held without such convening procedure, if consented to by all of the Directors and Corporate Auditors.	Article 22 (Convening a Meeting of the Board of Directors and Chairman) The President shall, unless otherwise provided in laws and ordinances, convene a meeting of the Board of Directors, and shall act as a Chairman of such meeting. In case the President is unable to act, another Director shall, in the order previously fixed by the Board of Directors, convene and act as a chairman. 2. The notice of convocation of a meeting under the preceding paragraph shall be notified to each Director and each Corporate Auditor one (1) week prior to the date of the meeting; provided, however, that the meeting may be held without such convening procedure, if consented to by all of the Directors and Corporate Auditors.
<New provision>	Article 23 (Omission of Resolutions of Board of Directors Meetings) The Company may, when all of the Directors who are entitled to vote on a proposal indicate their consent in writing or by electromagnetic record, deem such indication to be the resolution of the Board of Directors adopting the proposal, unless the Corporate Auditors have stated their objection to that proposal.
Article 20 (Regulations of the Board of Directors) Unless otherwise provided by laws, ordinances or in these Articles of Incorporation, any matter relating to the Board of Directors shall be governed by the regulations of the Board of Directors.	Article 24 (Regulations of the Board of Directors) Unless otherwise provided by laws and ordinances and in these Articles of Incorporation, any matter relating to the Board of Directors shall be governed by the regulations of the Board of Directors established by the Board of Directors.
Article 21 (Representative Directors and Directors with Specific Titles) Directors representing the Company shall be elected by resolution of the Board of Directors. 2. The Board of Directors may appoint a Chairman of the Board, a Vice Chairman and a President.	Article 25 (Representative Directors and Directors with Specific Titles) Representative Directors shall be elected by resolution of the Board of Directors. 2. The Board of Directors may appoint a Chairman of the Board, a Vice Chairman and a President.
Article 22 (Remuneration and Retirement Gratuities of Directors)	Article 26 (Remuneration, etc. for Directors) Remuneration, bonuses, and other

Current Articles	Proposed Amendments
Remuneration and retirement gratuities of Directors shall be determined by resolution of a general meeting of Shareholders.	financial benefits of Directors given by the Company in consideration of the performance of duties to Directors shall be determined by resolution of a general meeting of shareholders.
Article 23 (Agreement with External Director to Limit Liability) The Company may conclude an agreement with an external Director to limit his or her liability to the fullest extent of the amount that is provided by law or ordinances, if any act of the external Director mentioned in Article 266, Section 1, item (v) of the Commercial Code causes damages to the Company and so long as such external Director acts in good faith and there is no material negligence to conduct his or her duty.	Article 27 (Agreement with External Director to Limit Liability) The Company and external Directors may, if a case falls under requirements specified by laws and ordinances regarding the liability of Director under Article 423, Paragraph 1 of the Corporate Law, enter into an agreement which limits the liability of such external Directors; provided that the limit of such liability shall be the amount of equal to the minimum liability limit regulated by laws and ordinances.
CHAPTER 5 CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS	CHAPTER 5 CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS
Article 24 (Election of Corporate Auditors) Corporate Auditors shall be elected at a general meeting of Shareholders by its resolution. 2. The resolution for the election of Corporate Auditors shall be adopted by a majority of the votes of Shareholders present at a Shareholders meeting who hold shares representing not less than one-third (1/3) of the total number of the voting rights of all Shareholders.	Article 28 (Election of Corporate Auditors) Corporate Auditors shall be elected at a general meeting of shareholders by its resolution. 2. The resolution for the election of Corporate Auditors shall be adopted by a majority of the votes of shareholders present at a shareholders meeting a quorum of which is shareholders holding shares representing not less than one-third (1/3) of the total number of the voting rights of shareholders who may exercise voting rights.
Article 25 (Term of Office of Corporate Auditors) The term of office of Corporate Auditors shall expire at the close of the ordinary general meeting of Shareholders relating to the closing of the accounts lastly held within four (4) years after their assumption of office. 2. The term of office of Corporate Auditors elected to fill vacancies shall expire at the same time as the term of office of their predecessor would have expired.	Article 29 (Term of Office of Corporate Auditors) The term of office of Corporate Auditors shall be until the close of the ordinary general meeting of shareholders held with respect to the last business term ending within four (4) years after election. 2. The term of office of Corporate Auditors elected to fill vacancies shall expire at the same time as the term of office of their predecessor would have expired.
Article 26 (Convening a Meeting of the Board of Corporate Auditors) Convocation of a meeting of the Board of Corporate Auditors shall be notified to each Corporate Auditor three (3) days	Article 30 (Convening a Meeting of the Board of Corporate Auditors) The notice of convocation of a meeting of the Board of Corporate Auditors shall be notified to each Corporate Auditor

[Translation]

Current Articles	Proposed Amendments
prior to the date of the meeting; provided, however, that the meeting may be held without such convening procedure, if consented to by all of Corporate Auditors.	three (3) days prior to the date of the meeting; provided, however, that the meeting may be held without such convening procedure, if consented to by all of Corporate Auditors.
Article 27 (Regulations of the Board of Corporate Auditors) Unless otherwise provided in laws, ordinances or in these Articles of Incorporation, any matter relating to the Board of Corporate Auditors shall be governed by the regulations of the Board of Corporate Auditors.	Article 31 (Regulations of the Board of Corporate Auditors) Unless otherwise provided in laws and ordinances and in these Articles of Incorporation, any matter relating to the Board of Corporate Auditors shall be governed by the regulations of the Board of Corporate Auditors established by the Board of Corporate Auditors.
Article 28 (Full-time Corporate Auditors) The Company shall assign one (1) or more full-time Corporate Auditors. 2. Full-time Corporate Auditors under the preceding paragraph shall be appointed by mutual voting of Corporate Auditors.	Article 32 (Full-time Corporate Auditors) The Board of Corporate Auditors shall elect one (1) or more full-time Corporate Auditors among all the Corporate Auditors.
Article 29 (Remuneration of Corporate Auditors) The remuneration of Corporate Auditors shall be determined by resolution of a general meeting of Shareholders.	Article 33 (Remuneration of Corporate Auditors) The remuneration of Corporate Auditors shall be determined by resolution of a general meeting of shareholders.
<New provision>	Article 34 (Agreement with External Corporate Auditor to Limit Liability) The Company and external Corporate Auditor may, if a case falls under requirements specified by laws and ordinances regarding the liability of Corporate Auditors under Article 423, Paragraph 1 of the Corporate Law, enter into an agreement which limits the liability of such external Corporate Auditor; provided that the limit of such liability shall be the amount equal to the minimum liability limit regulated by laws and ordinances.
CHAPTER 6 ACCOUNTING	CHAPTER 6 ACCOUNTING
Article 30 (Closing of Accounts) The Company's closing of accounts shall be December 31 in each year.	Article 35 (Business Year) The Company's business year shall be from January 1 to December 31 of each year.
Article 31 (Dividend of Profit) Dividends of profit shall be paid to the Shareholders or registered or recorded pledgees appearing on the Register of Shareholders as of the closing of	Article 36 (Distribution of Surplus) The Company may, by resolution of a general meeting of shareholders, make term-end dividends to the shareholders or registered or recorded pledgees

[Translation]

Current Articles	Proposed Amendments
accounts in each year.	appearing on the last register of shareholders as of December 31 of each year. 2. The Company may, by resolution of the Board of Directors, make interim dividends to the shareholders or registered or recorded pledgees appearing on the last register of shareholders as of June 30 in each year.
Article 32 (Interim Dividends) The Company may, by resolution by the Board of Directors, make interim dividends to the Shareholders or registered or recorded pledgees appearing on the last Register of Shareholders as of June 30 in each year.	<Deleted>
Article 33 (Conversion of Convertible Bonds and Dividends) For the purpose of payment of the first dividend of profit (including interim dividends) on shares issued upon conversion of convertible bonds, such conversion shall be deemed to have taken place on January 1, if the conversion request is made from January 1 to June 30, or on July 1, if the conversion request is made from July 1 to December 31, and the payment shall be made accordingly.	<Deleted>
Article 34 (Period of Limitations for Dividends, Etc.) The Company shall be relieved of the obligation to pay any dividend of profit or any interim dividends if the same shall have not been claimed by the Shareholder or registered pledgees until after three (3) full years from the day the same becomes due and payable.	Article 37 (Period of Limitations for Dividends, Etc.) Regarding distribution of surplus, if assets to be distributed as dividend are cash, the Company shall be exempt from the obligation to pay dividend if such dividend is not received for three (3) full years following the date when payment becomes due.

Third Item of Business: Election of Three (3) Directors

Of all the thirteen (13) Directors, the term of office of three (3) Directors, namely, Mr. Mitsuo Ohashi, Mr. Abraham E. Cohen, and Prof. Dr. Jonathan K.C. Knowles, will expire at the closing of this annual general meeting of shareholders.

Therefore, it is proposed that three (3) Directors be elected.

The candidates are as follows:

#	Name (Date of Birth)	Summary of Career and Representation of Other Companies	Shares of the Company Owned
1	Mitsuo Ohashi (January 18, 1936)	Mar. 1959 Joined The Mitsui Bank Limited Dec. 1961 Joined Showa Denko K.K. (SDK) and transferred on loan to Showa Aluminum Corporation Mar. 1985 Chief Manager, Petrochemicals Control Department, SDK May 1988 Chief Manager, Corporate Planning Department, SDK Mar. 1989 Director, retaining his position of Chief Manager, Corporate Planning Department, SDK Mar. 1993 Managing Director and director in charge of Olefins, Inorganic Chemicals and Plastics divisions, SDK Mar. 1995 Senior Managing Director and director in charge of Olefins, Organic Chemicals and Plastics divisions, SDK Mar. 1997 Representative Director and President (CEO), SDK Jan. 2005 Representative Director and Chairman of the Board of Directors, SDK (to present) Mar. 2005 Member of the Board of Directors of the company (Chugai) (to present) Representation of Other Companies: Representative Director and Chairman of the Board of Directors, Showa Denko K.K.	0 shares

[Translation]

2	Abraham E. Cohen (June 24, 1936)	Mar. 1957 entered into Merck Sharp & Dohme International Division July 1977 President of Merck Sharp & Dohme International Division June 1992 Member of the Board of Directors of Akzo Novel N.V. (to present) Nov. 1992 Member of the Board of Directors of Teva Pharmaceutical Industries, Ltd. (to present) Feb. 1994 Chairman of the Board of Directors of Neurobiological Technologies, Inc. (to present) July 1995 Member of the Board of Directors of Chugai Biopharmaceuticals, Inc. Apr. 1998 Chairman of the Board of Director of Chugai Pharma USA, Inc. June 2001 Member of the Board of Directors of the Company (Chugai) (to present) Mar. 2002 Chairman of the Board of Directors of Chugai USA, Inc. (to present) Mar. 2002 Member of the Board of Directors of Chugai Pharma USA, LLC Jan. 2005 Chairman of the Board of Directors of Chugai Pharma USA, LLC (to present)	0 share
3	Jonathan K.C. Knowles (December 11, 1947)	Oct. 1986 Research Professor and Head of Molecular Biology at the Biotechnical Laboratory, VTT, Helsinki, Finland May 1989 Director of the Glaxo Institute for Molecular Biology, Geneva, Switzerland Sep. 1995 Research Director, Glaxo Wellcome Europe Sep. 1997 Head of Research, F. Hoffmann-La Roche Ltd (to present) Jan. 1998 Member of the Corporate Executive Committee of the Roche Group (to present) Feb. 1998 Director of Genentech Inc. (to present) June 2003 Member of the Board of Directors of the Company (Chugai) (to present)	0 share

(Notes) 1. Mr. Mitsuo Ohashi is a candidate for external Director. The Company recommends him to expect advising and supervising the Company based on his experience and knowledge in various fields, particularly in corporate management. He has held the position of external Director of the Company since March 2005.

2. Mr. Abraham E. Cohen is a candidate for external Director. The Company recommends him to expect advising and supervising the Company based on his experience and knowledge in the management of global pharmaceutical business. He has held the position of external Director of the Company since June 2001.

3. Prof. Dr. Jonathan K.C. Knowles is a candidate for external Director.
He has held the positions of Director, Executive Officer and other managing posts of several group companies (the "Roche Group") Roche Pharmholdings B.V., our parent company belongs to. The Company recommends him to the post of external Director, to maximize the Company's corporate value as one of the most significant member of the Roche Group. He has held the positions of external Director of the Company since June 2003.

4. The Company has entered into a limited liability agreement with each of Mr. Mitsuo Ohashi, Mr. Abraham E. Cohen and Prof. Dr. Jonathan K.C. Knowles, which limits their liability as external Directors (the "Agreement") in cases that meets the requirements specified by laws and

ordinances regarding the liability of Directors under Article 423, Paragraph 1 of the Corporate Law. The limit of liability in the Agreement shall be equal to the minimum liability limit stipulated by laws and ordinances.

Fourth Item of Business: Election of One (1) Corporate Auditor

Of all the four (4) Corporate Auditors, the term of office of Mr. Takao Honma will expire at the closing of this annual general meeting of shareholders.

Therefore, it is proposed that one (1) Corporate Auditor be elected.

This Item of Business has obtained the consent of the Board of Corporate Auditors.

The candidate is as follows:

Name (Date of Birth)	Summary of Career and Representation of Other Companies	Shares of the Company Owned
Shigetoshi Matsumoto (August 12, 1949)	Apr. 1972 entered into the Company Feb. 1997 Department Manager of Medical Business Dept. of the Company Jun. 2002 General Manager of Audit Office of the Company Oct. 2002 General Manager of Audit Dept. of the Company (to present)	0 shares

Fifth Item of Business: Payment of Bonuses to Directors

The Company proposes to pay bonuses in the aggregated amount of 175,420,000 yen to six (6) Directors with executive power, out of thirteen (13) Directors in office as at the end of the business term under review, taking into consideration the business results of the business term under review, among other factors.

With respect to the bonuses to Directors, although the item was previously approved as part of the appropriation of retained earnings at the annual general meeting of shareholders, it is currently proposed as an independent item due to changes in the accounting treatment resulting from the application of the Corporate Law and Accounting Standards.

Sixth Item of Business: Revision of Remuneration for Directors as a Group

The annual remuneration for Directors of the Company as a group is an amount equal to or less than 500,000,000 yen, as approved at the 82nd annual general meeting of shareholders held in March 1994. Previously, the bonuses to Directors were paid as part of the appropriation of retained earnings. However, in accordance with changes in the accounting treatment due to the application of the Corporate Law and Accounting Standards, the Company would like to hereafter pay bonuses to Directors out of the remuneration for Directors as a group. It is, therefore, proposed that the annual remuneration for Directors as a group increase to an amount equal to or less than 750,000,000 yen to take into account, among other things, the payment history of the bonuses.

Upon the approval of the Third Item of Business as originally proposed, the total number of Directors will be thirteen (13), which is the same number of the present Directors in office, including seven (7) external Directors.

Seventh Item of Business: Allotment of Stock Acquisition Rights as Stock Option Compensation to Directors

In order to enhance the Directors' motivation and morale leading to the growth of the business results of the Company, and to increase corporate value of the group through securing top-class human resources, the Company would like to allot stock acquisition rights as stock option compensation to its Directors with executive power on the terms and conditions stated below. Upon the approval of the Third Item of Business as originally proposed, the total number of Directors will be thirteen (13), which is the same number of the present Directors in office. Among them, stock acquisition rights shall be allotted to six (6) Directors.

1. Total value of stock acquisition rights to be allotted as compensation:
   Up to and including 170,000,000 yen

2. Total number of stock acquisition rights: Up to and including 1,450 units

3. Amount to be paid in exchange of stock acquisition rights:
   No payment is required.

4. Details of stock acquisition rights:

(1) Type and number of shares issued upon exercise of stock acquisition rights

100 common shares per stock acquisition right

If adjustments to the number of shares issued upon exercise of stock acquisition rights become appropriate due to implementation by stock split or stock consolidation of the common stock, the Company shall implement adjustments as necessary.

(2) Amount to be paid upon exercise of stock acquisition rights:

Cash payment shall be required for the exercise of the stock acquisition rights. The amount shall be an amount per share to be delivered upon exercise of the stock acquisition rights (hereinafter called the "Exercise Price"), multiplied by the number of shares to be issued.

The Exercise Price shall be an amount obtained by multiplying the average of the closing prices (regular way) of the Company's shares of common stock on the Tokyo Stock Exchange for each day (excluding days on which no trading was reported) of the month immediately preceding the month to which the allotment date of stock acquisition right belongs, by 1.03 with any fraction of one (1) yen rounded upwards; provided however, that if the Exercise Price is lower than the closing price of the shares of the Company on the allotment date of stock acquisition right, such closing price shall become the Exercise Price (if no transaction is made on that day, the closing price of the Company's shares on the day immediately preceding shall become the Exercise Price). If adjustments to the number of shares issued upon exercise of stock acquisition rights are appropriate due to implementation by stock split or stock consolidation of the common stock, the Company shall implement adjustments as necessary.

(3) Exercise period of the stock acquisition rights:

The exercise period of the stock acquisition rights shall be determined, by the meeting of the Board of Directors in which the allotment of the stock acquisition rights will be resolved and within the period from the allotment date of stock acquisition rights to March 23, 2017.

(4) Conditions for the exercise of stock acquisition rights:

(i) The persons to whom the stock acquisition right are allotted (the "Holder(s) of Stock Acquisition Rights") need to maintain their positions as Directors, Corporate Auditors or employees of the Company or its subsidiaries at the time of the exercise, except where such persons have resigned at the expiration of their terms of office, or retired upon reaching the age limit or for other reasonable reasons.

(ii) The other conditions shall be stipulated in the Stock Acquisition Right Granting Agreement to be concluded between the Company and each Holder of Stock Acquisition Rights.

(5) Limitation on acquisition of stock acquisition rights by transfer:

Acquisition of stock acquisition rights by transfer shall be subject to the approval of resolution by the Board of Directors.

(6) Other details of stock acquisition rights :

The details of items (1) to (5) and other matters shall be determined at the meeting of the Board of Directors in which the issuance of the stock acquisition rights will be resolved.

- End -

Exhibit A

Additional Rule 12g3-2(b) Documents

A. English Language Documents.

None.

B. Japanese Language Documents.

1. Brief announcement of consolidated financial statements (non-audited) for the fiscal year 2006.12 ended December 31, 2006, dated February 7, 2007 (English translation as Attachment 1)

2. Brief announcement of non-consolidated financial statements (non-audited) for the fiscal year 2006.12 ended December 31, 2006, dated February 7, 2007 (English translation as Attachment 2)

3. Supplementary materials for consolidated financial results for fiscal year ended December 31, 2006 (English translation as Attachment 3)

4. FY 2006 consolidated financial overview (materials for explanation), dated February 7/8, 2007 (English translation as Attachment 4)

5. FY 2006 consolidated financial overview, dated February 7/8, 2007 (English translation as Attachment 5)

6. Documents concerning material information concerning the Company which may have a material influence on an investor's decision (which have been filed by the Company with Tokyo Stock Exchange on which the common stock of the Company is listed and which are made public by Tokyo Stock Exchange)

    a. Document titled "Anti-Cancer Agent, Herceptin® Application for Approval of Additional Indication of Operable Breast Cancer with HER2 Overexpression" dated November 30, 2006 (English translation as Attachment 6)

    b. Document titled "Notice Concerning Acquisition of the Company's Own Shares" dated February 7, 2007 (English translation as Attachment 7)

    c. Document titled "Notice on Partial Amendment to the Articles of Incorporation" dated February 7, 2007 (English translation as Attachment 8)

    d. Document titled "F. Hoffmann-La Roche Announces Financial Results for Fiscal 2006" dated February 7, 2007 (English translation as Attachment 9)

    e. Document titled "Judgments Granted in Favor of Chugai in Lawsuits Filed by Ajinomoto Co., Inc." dated February 27, 2007 (English translation as Attachment 10)

7. Convocation notice, dated March 1, 2007, of the annual general meeting of shareholders for the business term ended December 31, 2006 (including balance sheet, income statement, and statement of changes in shareholders' equity and other net

assets), and reference document concerning the general meeting of shareholders (Summary English translation as Attachment 11)

8. Commercial Register (brief description of which is set forth in Exhibit B)

[End]

Exhibit B

Brief Description of Japanese Language Documents Designated in Exhibit A

Commercial Register

Commercial Register is administered by Legal Affairs Bureau and containing information such as trade name, business purposes, number of authorized shares, location of head office, number of issued shares, amount of capital and names of representative directors, directors and statutory auditors.

[End]

File Number: 82-34668

Exhibit C

	Name of Report or Announcement	Latest Date of Publication, Filing or Distribution According to Law, Regulation or Applicable Rule	Source of Requirement
1)	Annual securities report (including audited financial statements) and any amendment thereto (in Japanese)	Within three months after the end of the fiscal year (December 31)	Articles 24, 24-2(1) and 25 of the Securities and Exchange Law of Japan (the "Securities Law")
2)	Semi-annual securities report (including interim financial statements) and any amendment thereto (in Japanese)	Within three months after the end of the interim period (June 30)	Articles 24-5(1), 24-5(5) and 25 of the Securities Law
3)	Securities registration statement and any amendment thereto, or shelf registration statement, any amendment thereto and supplemental documents thereto (in Japanese) (if any)	Prior to the offering or sale of securities as stipulated in the Securities Law	Articles 4, 5, 7, 23-3, 23-4, 23-8 and 25 of the Securities Law
4)	Extraordinary report and any amendment thereto (in Japanese) (if any)	Without delay after the occurrence of certain events designated in the Securities Law	Articles 24-5(4), 24-5(5) and 25 of the Securities Law
5)	Registration of take-over bid and any amendment thereto (in Japanese) (if any)	Prior to such take-over bid	Articles 27-3, 27-8, 27-14 and 27-22-2(2) of the Securities Law
6)	Opinion statement report concerning take-over bid and any amendment thereto (in Japanese) (if any)	Within ten days after the registration of take-over bid	Articles 27-10 and 27-14 of the Securities Law
7)	Answer statement report concerning take-over bid and any amendment thereto (in Japanese) (if any)	Within five days after the receipt of the opinion statement report concerning take-over bid	Articles 27-10 and 27-14 of the Securities Law
8)	Report concerning take-over bid	Promptly after completion of	Articles 27-13 and

	Name of Report or Announcement	Latest Date of Publication, Filing or Distribution According to Law, Regulation or Applicable Rule	Source of Requirement
	and any amendment thereto (in Japanese) (if any)	such take-over bid	27-14 of the Securities Law
9)	Report as to acquisition of its own shares by the Company and any amendment thereto (in Japanese) (if any)	If a resolution concerning acquisition of its own shares is adopted at a general meeting of shareholders or a meeting of the board of directors, the status of such acquisition shall be reported every month from the month in which such resolution is adopted to a month which shall be determined by a general meeting of shareholders or a meeting of the board of directors as required by the Company Law of Japan (the "Company Law"), by the 15th day of the month following each such month	Articles 24-6 and 25 of the Securities Law
10)	Report on bulk holding and any change or amendment thereto (if any)	Within five business days after the Company has obtained more than five percent of shares (including certificates of stock acquisition rights, bonds with stock acquisition rights, etc.) of any other listing company, and within five business days after the percentage of such shares has increased or decreased by more than one percent	Articles 27-23 and 27-25 of the Securities Law
11)	Brief announcement of annual financial results (in Japanese)	Promptly after the settlement of financial results	Article 2(1)(III) of the Regulation on Timely Disclosure of Corporate

	Name of Report or Announcement	Latest Date of Publication, Filing or Distribution According to Law, Regulation or Applicable Rule	Source of Requirement
			Information of Issuers of Securities Listed on the Tokyo Stock Exchange (the "Timely Disclosure Regulation")
12)	Brief announcement of interim financial results (in Japanese)	Promptly after the settlement of interim financial results	Article 2(1)(III) of the Timely Disclosure Regulation
13)	Notice and documents with respect to material issues concerning the Company which may have a material influence on an investor's decision (in Japanese) (if any)	Promptly after the occurrence of the event giving rise to such issues or at such time as stipulated in the Timely Disclosure Regulation	The Timely Disclosure Regulation
14)	Announcements and press releases material to an investment decision (in Japanese or English) (if any)	None	None
15)	Annual business report to shareholders (including summary annual financial statements) (in Japanese)	None	None
16)	Semi-annual business report to shareholders (including summary semi-annual financial statements) (in Japanese) (if any)	None	None
17)	Annual report (in English) (if any)	None	None
18)	Corporate Facts and Figures (in English) (if any)	None	None
19)	Articles of Incorporation (in Japanese)	Promptly after its amendment	Article 5(1)(I) of the Timely Disclosure

	Name of Report or Announcement	Latest Date of Publication, Filing or Distribution According to Law, Regulation or Applicable Rule	Source of Requirement
			Regulation
20)	Commercial Register (administered by Legal Affairs Bureau and containing information such as trade name, business purposes, number of authorized shares, location of head office and branch offices, particulars and number of each class of issued shares, amount of capital and names of representative directors, directors and statutory auditors) (in Japanese)	Any change to the registered information is generally required to be registered within two weeks from the date of such change	Articles 911 and 915 of the Company Law
21)	Convocation notice of an ordinary general meeting of shareholders (including balance sheet, profit and loss statement, statement of changes in equity and business report (*jigyo houkoku*)), reference document concerning the general meeting of shareholders and a voting card (in Japanese)	Two weeks prior to the meeting	Articles 299, 301, (302, if an electronic voting system is adopted) and 437 of the Company Law
22)	Convocation notice of an extraordinary general meeting of shareholders, reference document concerning the general meeting of shareholders and a voting card (in Japanese) (if any)	Two weeks prior to the meeting	Articles 299 and 301 (and 302, if an electronic voting system is adopted) of the Company Law
23)	Statutory notices to shareholders (other than 21) and 22) above) (in Japanese)	At such time as required by the Company Law	The Company Law
24)	Notice of resolutions of a general meeting of shareholders (in Japanese)	None	None

	Name of Report or Announcement	**Latest Date of Publication, Filing or Distribution According to Law, Regulation or Applicable Rule**	**Source of Requirement**
25)	Voluntary notices to shareholders (in Japanese) (if any)	None	None
26)	Statutory public notices (in Japanese)	At such time as required by the Securities Law or the Company Law	The Securities Law or the Company Law
27)	Voluntary public notices (in Japanese) (if any)	None	None
28)	Internet Website: http://www.chugai-pharm.co.jp/ (in Japanese and English)	None	None
29)	Management summary of quarterly business results for first and third fiscal quarters (in Japanese)	Promptly after the settlement of such summary	Article 2(5) of the Timely Disclosure Regulation
30)	Confirmation of the adequacy of annual securities report, etc.	Promptly after the Company files its annual securities report and its semi-annual securities report	Article 10 of the Timely Disclosure Regulation
31)	Affidavit of timely disclosure	Immediately after change of the representative of the Company and upon expiration of five-year period after the previous filing of the affidavit	Article 4-4 of the Timely Disclosure Regulation
32)	Corporate Governance Report and its amendment	In principle, promptly after its amendment	Article 7-5 of the Listing Rule of the Tokyo Stock Exchange, and Article 4-5 of the Timely Disclosure Regulation

END